Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

BCPE POLYMATH BUYER, INC.,

BCPE POLYMATH MERGER SUB, INC.

and

POWERSCHOOL HOLDINGS, INC.

Dated as of June 6, 2024

i

3.24	Anti-Corruption, Anti-Money Laundering, and Trade Compliance	47
3.25	Brokers	48
3.26	Related Party Transactions	48
3.27	Government Contracts.	48
3.28	Lobbying	49
3.29	No TID U.S. Business.	49
3.30	Company Information	49
3.31	No Other Representations or Warranties	49

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		50
4.1	Organization; Good Standing	50
4.2	Corporate Power; Enforceability	50
4.3	Non-Contravention	50
4.4	Requisite Governmental Approvals	51
4.5	No Foreign Person	51
4.6	Legal Proceedings; Orders	51
4.7	Ownership of Company Common Stock	51
4.8	Brokers	51
4.9	Operations of Parent and Merger Sub	51
4.10	No Parent Vote or Approval Required	52
4.11	Limited Guarantee	52
4.12	Financing	52
4.13	Stockholder and Management Arrangements	54
4.14	Solvency	54
4.15	Non-Reliance	55
4.16	Parent and Merger Sub Information	55
4.17	Support and Rollover Agreements	55
4.18	No Other Representations or Warranties	56

ARTICLE V INTERIM OPERATIONS OF THE COMPANY		56
5.1	Affirmative Obligations	56
5.2	Forbearance Covenants	57
5.3	No Solicitation	60
5.4	No Control of the Other Party’s Business	64

ARTICLE VI ADDITIONAL COVENANTS		65
6.1	Required Action and Forbearance; Efforts	65
6.2	Antitrust and Regulatory Matters	65
6.3	Stockholder Consent; Preparation of the Information Statement	68
6.4	[Reserved]	70
6.5	Financing	70
6.6	Financing Cooperation	73
6.7	Anti-Takeover Laws	76

ii

6.8	Access	76
6.9	Section 16(b) Exemption	77
6.10	Directors’ and Officers’ Exculpation, Indemnification and Insurance	77
6.11	Employee Matters	79
6.12	Public Statements and Disclosure	81
6.13	Transaction Litigation	81
6.14	Stock Exchange Delisting; Deregistration	81
6.15	Additional Agreements	82
6.16	Parent Vote	82
6.17	Tax Matters	82

ARTICLE VII CONDITIONS TO THE MERGER		83
7.1	Conditions to Each Party’s Obligations to Effect the Merger	83
7.2	Conditions to the Obligations of Parent and Merger Sub to Effect the Merger	84
7.3	Conditions to the Company’s Obligations to Effect the Merger	85

ARTICLE VIII TERMINATION		85
8.1	Termination	85
8.2	Manner and Notice of Termination; Effect of Termination	87
8.3	Fees and Expenses	87

ARTICLE IX GENERAL PROVISIONS		91
9.1	Survival of Representations, Warranties and Covenants	91
9.2	Notices	91
9.3	Amendment, Waiver and Assignment	92
9.4	Confidentiality	93
9.5	Special Committee Approval	93
9.6	Entire Agreement	94
9.7	Third Party Beneficiaries	94
9.8	Severability	94
9.9	Remedies	94
9.10	Governing Law	96
9.11	Jurisdiction	96
9.12	WAIVER OF JURY TRIAL	97
9.13	No Recourse	97
9.14	Company Disclosure Letter References	98
9.15	Counterparts	98
9.16	Debt Financing Matters	99

EXHIBITS

Exhibit A	Certificate of Incorporation of the Surviving Corporation
Exhibit B	Form of Support and Rollover Agreement
Exhibit C	Form of Stockholder Consent

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of June 6, 2024, by and among BCPE Polymath Buyer, Inc., a Delaware corporation (“Parent”), BCPE Polymath Merger Sub, Inc., a Delaware corporation and a wholly owned direct or indirect subsidiary of Parent (“Merger Sub”), and PowerSchool Holdings, Inc., a Delaware corporation (the “Company”). Each of Parent, Merger Sub and the Company are sometimes referred to herein as a “Party.” All capitalized terms that are used in this Agreement have the respective meanings given to them in this Agreement.

RECITALS

A. The Company Board has established a special committee of the Company Board (the “Special Committee”), comprised solely of disinterested and independent members of the Company Board, and empowered the Special Committee to, among other things, (i) review, evaluate and negotiate a potential acquisition by Parent of the outstanding shares of Company Common Stock, and (ii) to make a recommendation to the Company Board as to what action, if any, should be taken by the Company Board with respect to the foregoing;

B. The Special Committee has unanimously (i) determined that it is fair to, and in the best interests of, the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company being the surviving corporation in the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth herein; (ii) resolved to recommend that the Company Board approve and adopt this Agreement; and (iii) resolved to recommend that the Company Board submit this Agreement to the Company Stockholders for their adoption and recommend that the Company Stockholders vote in favor of the adoption of this Agreement;

C. The Company Board (acting on the recommendation of the Special Committee) has unanimously (among those directors attending the applicable meeting of the Company Board) (i) determined that it is fair to, and in the best interests of, the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (ii) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth herein; (iii) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders in accordance with this Agreement; and (iv) resolved to recommend that the Company Stockholders approve and adopt this Agreement in accordance with the DGCL.

D. (i) Each of the board of directors of Parent and the board of directors of Merger Sub has (a) declared it advisable to enter into this Agreement; and (b) approved the execution and delivery of this Agreement, the performance of their respective covenants and other obligations hereunder, and the consummation of the Merger upon the terms and subject to the conditions set forth herein; and (ii) Parent, in its capacity as the sole stockholder of Merger Sub, will adopt this Agreement by written consent promptly following its execution.

E. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent and Merger Sub have delivered a limited guarantee (the “Limited Guarantee”) from Bain Capital Fund XIII, L.P., a Delaware limited partnership, and Bain Capital Fund (Lux) XIII, SCSp, a special limited partnership organized and established under the laws of Grand Duchy of Luxembourg (each individually, a “Limited Guarantor”, and collectively, the “Limited Guarantors”), in favor of the Company, pursuant to which, subject to the terms and conditions contained therein, the Limited Guarantors are guaranteeing certain obligations of Parent and Merger Sub contained in this Agreement.

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s and Parent’s willingness to enter into this Agreement, each of the Principal Stockholders (collectively, the “Rollover Stockholders”) have entered into support and rollover agreements (collectively, the “Support and Rollover Agreements”) with the Company and Parent (and/or its Affiliates) in the forms attached hereto as Exhibit B, dated as of the date of this Agreement, with respect to certain obligations of such Rollover Stockholders relating to this Agreement, including, an agreement to contribute, directly or indirectly, the Class A Rollover Shares and Rollover Units, as applicable, held by them to Parent (or any direct or indirect parent company thereof) as specified in the applicable Support and Rollover Agreement.

G. Parent, Merger Sub and the Company desire to (i) make certain representations, warranties, covenants and agreements in connection with this Agreement and the Merger; and (ii) prescribe certain conditions with respect to the consummation of the Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

1.1 Certain Definitions. For all purposes of and pursuant to this Agreement, the following capitalized terms have the following respective meanings:

(a) “Acceptable Confidentiality Agreement” means any confidentiality agreement (i) in effect as of the date hereof or (ii) executed, delivered and effective after the date hereof and, in the case of clause (ii), containing terms that are not less favorable to the Company in any material respect than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not contain any “standstill” or similar provision or otherwise prohibit the making of any Acquisition Proposal; provided that such agreement shall not contain provisions that prohibit the Company from complying with Section 5.3.

(b) “Acquisition Proposal” means any bona fide written offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

(c) “Acquisition Transaction” means any transaction or series of related transactions (other than the Merger) involving:

(i) any direct or indirect purchase or other acquisition by any Person or Group, whether from the Company or any other Person(s), of shares of Class A Common Stock representing more than 20% of the Class A Common Stock outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any Person or Group that, if consummated in accordance with its terms, would result in such Person or Group beneficially owning more than 20% of the Class A Common Stock outstanding after giving effect to the consummation of such tender or exchange offer;

(ii) any direct or indirect purchase or other acquisition (including by any exclusive license) by any Person or Group of more than 20% of the consolidated assets (including equity securities of the Subsidiaries of the Company), net revenue or net income of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof);

(iii) any direct or indirect merger, consolidation, business combination, joint venture, partnership, recapitalization, reorganization, liquidation, dissolution or other transaction involving the Company or any of its Subsidiaries pursuant to which any Person or Group (other than the Principal Stockholders, provided that such Principal Stockholders shall continue to maintain substantially the same relative ownership interest in the Company and its Subsidiaries before and after such Acquisition Transaction), would hold, directly or indirectly, more than 20% of the equity interests of the Company or the surviving or resulting entity of such transaction after giving effect to the consummation of such transaction; or

(iv) any combination of the foregoing.

(d) “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this definition, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of that Person, whether through the ownership of voting securities or partnership or other ownership interests, by contract or otherwise. For the avoidance of doubt, (i) none of the Principal Stockholders or any investment funds or investment vehicles affiliated with or under common management with the Principal Stockholders, any portfolio company (as such term is commonly understood in the private equity industry) or investment of the Principal Stockholders or any other Person that would otherwise be an Affiliate of the Principal Stockholders pursuant to this definition shall be an “Affiliate” of the Company or any of its Subsidiaries (provided that this clause (i) shall not apply with respect to the definition of “Company Related Parties”, the Equity Commitment Letter or the Limited Guarantee) and (ii) with respect to Parent or Merger Sub, the term “Affiliate” shall not include any investment funds or investment vehicles affiliated with or under common management with Bain Capital Private Equity, LP, any portfolio company (as such term is commonly understood in the private equity industry) or investment of Bain Capital Private Equity, LP or any other Person that would otherwise be an Affiliate of Parent pursuant to this definition (provided that this clause (ii) shall not apply with respect to the definition of “Parent Related Parties”, Section 2.7, the Equity Commitment Letter or the Limited Guarantee).

(e) “Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977 (as amended), (ii) the United Kingdom Bribery Act, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) other anti-bribery and anti-corruption laws, regulations or ordinances applicable to the Company and its Subsidiaries and their respective operations from time to time.

(f) “Anti-Money Laundering Laws” means anti-money laundering-related laws, regulations, and codes of practice applicable to the Company and its Subsidiaries and their operations from time to time, including without limitation (i) the EU Anti-Money Laundering Directives and any laws, decrees, administrative orders, circulars, or instructions implementing or interpreting the same, and (ii) the applicable financial recordkeeping and reporting requirements of the U.S. Currency and Foreign Transaction Reporting Act of 1970, as amended.

(g) “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other Laws, in any jurisdiction, whether domestic or foreign, in each case that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the Merger.

(h) “Audited Company Balance Sheet” means the consolidated balance sheet (and the notes thereto) of the Company and its consolidated Subsidiaries as of December 31, 2023 set forth in the Company’s Form 10-K filed by the Company with the SEC on March 1, 2024.

(i) “Business Day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law to be closed in New York, New York.

(j) “Bylaws” means the Amended and Restated Bylaws of the Company.

(k) “CARES Act” means the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on March 27, 2020.

(l) “CEWS” means the Canada Emergency Wage Subsidy, for purposes of section 125.7 of the Tax Act, and any other COVID-19 related direct or indirect wage subsidy offered by a Canadian federal, provincial, or local Governmental Authority.

(m) “Charter” means the Amended and Restated Certificate of Incorporation of the Company, dated as of July 27, 2021.

(n) “Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the Company.

(o) “Class A Rollover Shares” has the meaning set forth in the Support and Rollover Agreements.

(p) “Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the Company.

(q) “Code” means the Internal Revenue Code of 1986, as amended.

(r) “Company Board” means the Board of Directors of the Company.

(s) “Company Common Stock” means, collectively, the Class A Common Stock and Class B Common Stock.

(t) “Company Credit Agreement” means the First Lien Credit Agreement, dated as of August 1, 2018, as amended, amended and restated, supplemented or otherwise modified from time to time, among Severin Acquisition, LLC, the other borrowers and guarantors from time to time party thereto, the lenders from time to time party thereto and Barclays Bank PLC, as administrative agent, and all pledge, security and other agreements and documents related thereto.

(u) “Company Intellectual Property” means any Intellectual Property that is owned by the Company or any of its Subsidiaries.

(v) “Company Material Adverse Effect” means any change, event, effect, development or occurrence that, individually or in the aggregate, has had, or reasonably would be expected to have, a material adverse effect on (x) the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (y) the ability of the Company to consummate the Transactions prior to the Termination Date; provided that, solely with respect to clause (x), none of the following, and no changes, events, effects, developments or occurrences arising out of, relating to or resulting from the following (in each case, by itself or when aggregated) will be deemed to be or constitute a Company Material Adverse Effect or will be taken into account when determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur (subject to the limitations set forth below):

(i) any general economic conditions, or conditions in the global, international or regional economy generally, including changes in inflation, supply chain disruptions, and labor shortages;

(ii) any conditions in the equity, credit, debt, financial, currency or capital markets, including (A) changes in interest rates or credit ratings; (B) changes in exchange rates for the currencies of any country; or (C) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii) changes in conditions that generally affect the industries in which the Company and its Subsidiaries conduct business or in any specific jurisdiction or geographical area in which the Company or any of its Subsidiaries conducts business;

(iv) any political or geopolitical conditions, outbreak of hostilities, armed conflicts, acts of war (whether or not declared), rebellion, insurrection, sabotage, terrorism (including cyberterrorism not specifically targeted at the Company or its Subsidiaries or disproportionately impacting the Company or its Subsidiaries) or military actions, including any escalation or worsening of the foregoing or any threats thereof, in each case, in the United States or any other country or region in the world;

(v) earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, nuclear incidents, foreign or domestic social protest or social unrest (whether or not violent) or other natural or man-made disasters, weather conditions, power outages or electrical black-outs, and other force majeure events, including any escalation or worsening of, or any Law or sanction, mandate, directive, pronouncement, guideline or recommendation issued by a Governmental Authority in response to, any of the foregoing, in each case, in the United States or any other country or region in the world in which the Company or its Subsidiaries;

(vi) the negotiation, execution, delivery or performance of this Agreement or the announcement of this Agreement or the pendency of the Merger, including the impact thereof on the relationships, contractual or otherwise, of the Company and its Subsidiaries with customers, suppliers, vendors, resellers, lenders, lessors, business or joint venture partners, employees (including any employee attrition), regulators, Governmental Authorities or any other third Person (other than for the purposes of the representations and warranties set forth in Section 3.5 and Section 3.6 of this Agreement and any other representation and warranty contained in this Agreement to the extent that such representation and warranty expressly addresses consequences resulting from the negotiation, execution, delivery or performance of this Agreement or the permitted announcement of this Agreement and the related conditions to Closing);

(vii) the compliance by any Party with the terms of this Agreement, including any action required to be taken or required to be refrained from being taken pursuant to the express terms of this Agreement (other than in compliance with Section 5.1);

(viii) any action taken or refrained from being taken, in each case to which Parent has expressly approved or consented in writing to following the date of this Agreement;

(ix) any changes or proposed changes in GAAP or other accounting standards, or in any applicable Laws (or the enforcement or interpretation of any of the foregoing) after the date hereof, including the adoption, implementation, repeal or modification of any applicable Law, regulation or policy (or the enforcement or interpretation thereof) by any Governmental Authority, or any panel or advisory body empowered or appointed thereby;

(x) any epidemics, pandemics (including COVID-19), plagues, other outbreaks of illness or public health events (including quarantine restrictions mandated or recommended by any Governmental Authority in response to any of the foregoing), including any escalation or worsening of any of the foregoing, in each case, in the United States or any other country or region in the world;

(xi) any COVID-19 Measures;

(xii) any anti-dumping actions, international tariffs, sanctions, trade policies or disputes or any “trade war” or similar actions in the United States or any other country or region in the world;

(xiii) any changes in the price or trading volume of the Class A Common Stock or to the Company’s credit ratings, in each case, in and of itself (it being understood that the underlying cause of such change may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xiv) any failure by the Company and its Subsidiaries to meet (A) any internal or public estimates of the Company’s revenue, earnings or other financial performance or results of operations for any period ending after the date of this Agreement; or (B) any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the underlying cause of any such failure described in (A) or (B) may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder);

(xv) the availability or cost of equity, debt or other financing to Parent or Merger Sub (it being understood that the underlying cause of any such availability or cost may be taken into consideration when determining whether a Company Material Adverse Effect has occurred to the extent not otherwise excluded hereunder); and

(xvi) any Transaction Litigation or any demand or Legal Proceeding for appraisal of the fair value of any shares of Class A Common Stock pursuant to the DGCL in connection herewith.

except, in each case of clauses (i), (ii), (iii), (iv), (v), (ix), (x) and (xi) to the extent that such changes, events, effects, developments or occurrences have had a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industries in which the Company and its Subsidiaries conduct business, in which case only the incremental disproportionate adverse impact may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur.

(w) “Company MSUs” means awards of market share units of the Company granted pursuant to the Company Stock Plan.

(x) “Company Preferred Stock” means the preferred stock, par value $0.0001 per share, of the Company.

(y) “Company PSUs” means awards of performance share units of the Company granted pursuant to the Company Stock Plan.

(z) “Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by the Company or any of its Subsidiaries.

(aa) “Company RSUs” means awards of restricted stock units of the Company granted pursuant to the Company Stock Plan.

(bb) “Company Stock Plan” means the PowerSchool Holdings, Inc. 2021 Omnibus Incentive Plan.

(cc) “Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders of a majority in voting power of the outstanding shares of Company Common Stock, voting together as a single class, and entitled to vote thereon.

(dd) “Company Stockholders” means the holders of shares of Company Common Stock.

(ee) “Confidentiality Agreement” means the agreement listed in Section 9.4 of the Company Disclosure Letter.

(ff) “Continuing Employees” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, disability or other paid time off or leave of absence) and continues to be an employee of Parent or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

(gg) “Contract” means any legally binding agreement, contract, subcontract, note, bond, mortgage, indenture, lease, license or sublicense.

(hh) “COVID-19” means the coronavirus (COVID-19) pandemic, including any evolutions, mutations or variants of the coronavirus (COVID-19) disease, and any further epidemics or pandemics arising therefrom.

(ii) “COVID-19 Governmental Assistance” means any Tax amounts related to CEWS, the Temporary Wage Subsidy, the Canada Emergency Rent Subsidy, the Canada Recovery Hiring Program, and any Canada Emergency Business Account Loan, including any interest, penalties, or additions to Tax attributable thereto (or attributable to excessive amounts received thereto).

(jj) “COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, social distancing, shut down, closure, sequester, safety or similar Law, directive, protocol or guideline promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention or the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, the Families First Coronavirus Response Act, as signed into law by the President of the United States on March 18, 2020, and the Consolidated Appropriations Act, 2021, Pub. L. 116-260, in each case, together with any administrative or other guidance published with respect thereto by any Governmental Authority.

(kk) “Data Protection Obligations” means all (i) federal, state, provincial, municipal, local or foreign Laws, (ii) contractual obligations of the Company and its Subsidiaries, and (iii) written privacy policies, terms of use, or other public representations of the Company or any of its Subsidiaries, in each case, to the extent related to privacy, information security, data protection, data breach notification, cross border data transfers, targeted advertising, online marketing activities, the tracking or monitoring of online activity, or Processing of Personal Information.

(ll) “DOJ” means the United States Department of Justice or any successor thereto.

(mm) “Educational Agency” means any public elementary or secondary schools, school districts, intermediate education agencies, and state education agencies, and any public or private agency or institution that uses funds from the U.S. Department of Education.

(nn) “Employee Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, profit interest, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, pension, provident fund, gratuity, disability, hospitalization, medical insurance, life insurance, health, welfare, dental, vision, drug, sick, leave, vacation, leave, overtime, deferred compensation, severance, fringe benefit, employment, offer letter, individual consulting, separation, termination, retention, change of control, stay bonus, supplemental unemployment benefit, supplemental income and other compensatory or benefit plan, policy, program, agreement or arrangement that is sponsored, maintained or contributed to or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any current or former director, officer, employee, or individual independent contractor of the Company or any of its Subsidiaries, or their dependents or beneficiaries, or under which the Company or any of its Subsidiaries has or could reasonably be expected to have any liability, contingent or otherwise or to which the Company or any of its Subsidiaries is a party, other than any such plan, scheme or arrangement maintained by Governmental Authority.

(oo) “Environmental Law” means any applicable Law in effect on the Closing Date relating to the protection of the environment (including ambient air, surface water, groundwater or land) or pollution.

(pp) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

(qq) “ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(rr) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(ss) “Exchange Agreement” means the Exchange Agreement, dated as of July 27, 2021, by and between the Company, Holdings and Severin Topco, LLC.

(tt) “Export Control Laws” means the Regulation (EU) 2021/821, Regulation (EU) 2023/66 and the implementing laws and regulations of the EU member states; the U.S. Export Administration Act, U.S. Export Administration Regulations, U.S. Arms Export Control Act, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar export control laws or restrictions applicable to the Company and its Subsidiaries and their respective operations from time to time.

(uu) “Financing Sources” means the Persons that have committed to provide the Debt Financing pursuant to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with each other Person that commits to provide or otherwise provides any Alternate Debt Financing in accordance with this Agreement, together with their Affiliates and Representatives involved in the Debt Financing or any Alternate Debt Financing and their successors and assigns.

(vv) “FTC” means the United States Federal Trade Commission or any successor thereto.

(ww) “GAAP” means generally accepted accounting principles in the United States, consistently applied and as in effect from time to time.

(xx) “Government Bid” means any bid, proposal, offer or quotation, whether solicited or unsolicited, made by the Company or a Subsidiary, that, if accepted, would reasonably be expected to lead to the award of a Government Contract.

(yy) “Government Contract” means any Contract, including any prime contract, subcontract, commitment, agreement, sales order, purchase order, task order, delivery order, blanket purchase agreement, basic ordering agreement, letter contract, undefinitized contractual action, statement of work or other obligation, including all amendments, modifications and options thereunder or relating thereto, for the sale of supplies or services currently in performance, in performance in the past three years, or that has not been closed that is between the Company or any of its Subsidiaries, on the one hand, and a Governmental Authority, on the other hand, or that is entered into by the Company or any of its Subsidiaries and a third party in connection with a Contract between such third party and a Governmental Authority.

(zz) “Governmental Authority” means any government, political subdivision, governmental, administrative, self-regulatory or regulatory entity or body, department, commission, board, agency or instrumentality, or other legislative, executive or judicial governmental entity, and any court, tribunal, judicial or arbitral body, mediator or arbitrator in each case whether public or private, federal, national, state, county, municipal, provincial, local, foreign or multinational.

(aaa) “Governmental Authorization” means any authorizations, approvals, licenses, franchises, clearances, permits, certificates, waivers, consents, exemptions, variances, expirations and terminations of any waiting period requirements issued by or obtained from, and any notices, filings, registrations, qualifications, declarations and designations with, a Governmental Authority.

(bbb) “Group” has the meaning as used in Section 13(d) of the Exchange Act.

(ccc) “Hazardous Substance” means any toxic or hazardous material, substance or waste defined or regulated under Environmental Laws due to its hazardous or dangerous properties or characteristics.

(ddd) “Holdings” means PowerSchool Holdings LLC, a Delaware limited liability company.

(eee) “Holdings LLC Agreement” means the Amended and Restated Limited Liability Company of Holdings, dated as of July 27, 2021, as amended.

(fff) “Holdings Unit” has the meaning of “Unit” as set forth in the Holdings LLC Agreement.

(ggg) “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(hhh) “Indebtedness” means, with respect to any Person, and without duplication, all liabilities (including in respect of principal, accrued interest, penalties, fees, reimbursements, indemnities and premiums) of such Person (i) for borrowed money (including amounts outstanding under overdraft facilities), (ii) evidenced by notes, bonds, debentures or other similar Contracts, (iii) in respect of letters of credit and bankers’ acceptances, surety and performance bonds that have been drawn down, in each case, to the extent of such draw, (iv) for the capitalized liability under all capital and finance leases of such Person (determined in accordance with GAAP), (v) for obligations under Contracts relating to interest rate protection, swap agreements, collar agreements and other hedging arrangements, and (vi) in the nature of a guarantee of the obligations described in clauses (i) through (v) above of any other Person. Notwithstanding the foregoing, “Indebtedness” shall not include any (x) obligations under operating leases or (y) undrawn letters of credit, bankers’ acceptances and similar instruments.

(iii) “Intellectual Property” means all rights, title, and interests in and to all intellectual property rights throughout the world, including: (i) all United States and foreign patents and applications therefor; (ii) all copyrights, copyright registrations and applications therefor; (iii) trademarks, service marks, trade dress rights, logos, brands and other indicia of origin and rights therein, and registrations and applications for registration thereof, together with all of the goodwill associated with any of the foregoing; (iv) rights in trade secrets; (v) rights in Software; and (vi) rights in social media accounts and handles.

(jjj) “Intervening Event” means any change, event, effect, development or circumstance that was not known or reasonably foreseeable to the Company Board on the date of this Agreement (or, if known by the Company Board, the consequences of which were not known or reasonably foreseeable by the Company Board as of the date of this Agreement); provided, however, that in no event will (i) any Acquisition Proposal, (ii) any change in the Company Common Stock price, in and of itself, or (iii) the fact, in and of itself, that the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period constitute an Intervening Event (it being understood that the underlying cause of any of the foregoing in clauses (ii) and (iii) may be considered and taken into account).

(kkk) “IRS” means the United States Internal Revenue Service and, to the extent relevant, the United States Department of Treasury.

(lll) “Knowledge” of the Company, with respect to any matter in question, means the actual knowledge of one or more of the Chief Executive Officer, Chief Financial Officer, Chief People Officer and Chief Legal Officer, in each case after reasonable inquiry of such individual’s direct reports.

(mmm) “Law” means any federal, national, state, county, municipal, provincial, local, foreign or multinational, statute, constitution, common law, ordinance, code, decree, order, judgment, rule or regulation, issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

(nnn) “Legal Proceeding” means any claim, complaint, action, notice of assessment, charge, lawsuit, litigation, investigation, arbitration, mediation, audit or other similar legal proceeding brought by or pending before any Governmental Authority.

(ooo) “Lien” means any mortgage, pledge, lien, security interest, attachment, license, option, right of way, easement, encroachment, right of first offer or first refusal or other similar encumbrance (other than, in the case of a security, any restriction on the transfer of such security arising solely under applicable Law).

(ppp) “Lobbying Laws” means all federal, state, and local laws, rules and regulations relating to lobbying, lobbyists or lobbying activity.

(qqq) “Material Contract” means any of the following Contracts (other than Employee Plans) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective assets, rights, property or business are bound or subject:

(i) any “material contract” (as defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC, other than those agreements and arrangements described in Item 601(b)(10)(iii) of Regulation S-K) with respect to the Company and its Subsidiaries, taken as whole;

(ii) (A) relating to the disposition or acquisition of equity or real or tangible assets by the Company or any of its Subsidiaries or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise (other than any Subsidiary of the Company), in each case, outside of the ordinary course of business with a purchase price in excess of $500,000 pursuant to which the Company or its Subsidiaries have continuing obligations (other than customary confidentiality obligations and releases that are immaterial in nature or amount);

(iii) with any customer of the Company or any of its Subsidiaries who, in the year ended December 31, 2023, was one of the 10 largest sources of revenues for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(iv) with any vendor of the Company or any of its Subsidiaries who, in the year ended December 31, 2023, was one of the 10 largest sources of payment obligations for the Company and its Subsidiaries, based on amounts paid or payable (excluding any purchase orders entered into in the ordinary course of business);

(v) (A) relating to or evidencing Indebtedness of the Company or any Subsidiary of the Company in excess of $15,000,000 (excluding intercompany loans between the Company and any of its Subsidiaries or between any Subsidiaries of the Company) or (B) granting a Lien (other than Permitted Liens) securing Indebtedness in excess of $15,000,000 upon any assets or properties of the Company or any of its Subsidiaries;

(vi) containing any covenant or other provision (A) prohibiting or restricting the Company or any of its Subsidiaries from engaging in any line of business or business with any Person or (B) limiting the right of the Company or its Subsidiaries pursuant to any (1) “most favored nation” or similar provisions or (2) exclusivity provisions, in each case of clauses (A) and (B), other than any such Contract that is not material to the Company and its Subsidiaries, taken as a whole;

(vii) that involves a (A) revenue or profit sharing or similar agreement under which the Company or any of its Subsidiaries has outstanding commitments or (B) “minimum purchase” requirement, in each case of clauses (A) and (B) with outstanding commitments in an amount in excess of $1,000,000, in any calendar year;

(viii) any collective bargaining agreement or other Contract with any Union;

(ix) pursuant to which the Company or any of its Subsidiaries grants or receives a license with respect to any material Intellectual Property (other than (A) non-exclusive licenses of commercially-available Software with total annual license, maintenance, support and other fees not in excess of $1,000,000 in the aggregate per vendor and (B) non-exclusive licenses to Company Intellectual Property granted to customers in the ordinary course of business);

(x) providing for indemnification of any shareholder, officer, director or employee by the Company or any of its Subsidiaries;

(xi) that is a settlement agreement that imposes continuing material obligations on the Company or any of its Subsidiaries (other than customary confidentiality obligations or releases that are immaterial in nature or amount) after the date of this Agreement; and

(xii) any Contract with an affiliate or other Person that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act, other than any Contract solely among the Company and its wholly-owned Subsidiaries.

(rrr) “NYSE” means the New York Stock Exchange and any successor stock exchange or inter-dealer quotation system operated by the New York Stock Exchange or any successor thereto.

(sss) “Order” means any judgment, decree, injunction, ruling, writ or order of any Governmental Authorization that is binding on any Person or its property under applicable Law.

(ttt) “Organizational Documents” means the certificate or articles of incorporation, bylaws, certificate or articles of formation, partnership agreement, limited or unlimited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a legal entity.

(uuu) “Pass-Through Income Tax” means any income Tax with respect to the operations of the business of Holdings and its Subsidiaries that the direct and indirect owners of Holdings are or would be liable for as a matter of Law (including, for the avoidance of doubt, the income Tax liability for items of income, gain, loss, deduction and credit passed through to owners with respect to a partnership for U.S. federal or applicable state and local income Tax purposes).

(vvv) “Pass-Through Income Tax Return” means any Tax Return reporting any items of income, gain, loss, deduction or credit with respect to the operations of the business of Holdings and its Subsidiaries that the direct or indirect owners of Holdings are required to report on their Tax Returns and pay any Taxes associated therewith, including, for the avoidance of doubt, IRS Form 1065.

(www) “Permitted Liens” means any of the following: (i) liens for Taxes, assessments and governmental charges or levies either not yet due or payable or that are being contested in good faith and by appropriate proceedings, and for which the applicable Person has set aside adequate reserves in accordance with GAAP; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or similar statutory liens that are not yet due or payable, and which are not, individually or in the aggregate, material; (iii) leases, subleases and licenses (other than capital and finance leases and leases underlying sale and leaseback transactions) that, in each case, do not (or would not reasonably be expected to) materially impair the ownership, operation, use or value of the impacted asset(s) as currently owned, operated and used; (iv) pledges or deposits to secure obligations pursuant to workers’ compensation Law or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) defects, imperfections or irregularities in title, charges, easements, covenants and rights of way (of record) and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use or value of the applicable property or cause such property to fail to comply with applicable Law; (vii) any non-exclusive license of any Company Intellectual Property entered into in the ordinary course of business; (viii) liens pursuant to the Company Credit Agreement; or (ix) statutory and common Law Liens (or other encumbrances of any type) securing payments not yet due or payable, including liens of landlords pursuant to the terms of any lease or liens against the interests of the landlord or owner of any Leased Real Property unless caused by the Company or any of its Subsidiaries.

(xxx) “Person” means any individual, corporation (including any non-profit corporation), limited or unlimited liability company, joint stock company, general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, firm, Governmental Authority or other enterprise, association, organization or entity.

(yyy) “Personal Information” means any (i) information or data in any media that, alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly to, an identified or identifiable natural person or household and (ii) other information that constitutes “personally identifiable information”, “personal information”, “individually identifiable health information,” “protected health information,” “payment card information,” “personal data,” “covered information” or any equivalent term under applicable Law.

(zzz) “Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date.

(aaaa) “Principal Stockholders” means, collectively, (i) Vista Equity Partners Fund VI, L.P., Vista Equity Partners Fund VI-A, L.P., VEPF VI FAF, L.P. and Severin Topco, LLC, and (ii) Onex Partners IV Select LP, Onex US Principals LP, Onex Partners IV LP, Onex Partners IV GP LP, Onex Partners IV PV LP, Onex Powerschool LP and Pinnacle Holdings I L.P.

(bbbb) “Process” or “Processing” means the receipt, access, acquisition, collection, compilation, use, storage, processing, safeguarding, security, disposal, destruction, sharing, disclosure, transmission or transfer of Personal Information.

(cccc) “Registered Intellectual Property” means all United States, international and foreign Intellectual Property subject to a registration or application for registration with any Governmental Authority.

(dddd) “Reimbursement Obligations” means Parent’s obligations pursuant to Section 6.6(f) and Section 6.6(g).

(eeee) “Representatives” means, with respect to any Person, such Person’s Affiliates, and its and their respective directors, officers, employees, accountants, consultants, legal counsel, financial advisors, financing sources and agents and other advisors and representatives.

(ffff) “Required Financing Information” means (i) the audited consolidated balance sheets of the Company and its Subsidiaries on a consolidated basis as of the last date of each of 2022 and 2023, and statements of operations, comprehensive income (loss) and cash flows for each of 2022 and 2023, and (ii) the unaudited consolidated balance sheets and statements of operations, comprehensive income (loss) and cash flows of the Company and its Subsidiaries on a consolidated basis as of the last day of and for the fiscal quarter ended March 31, 2024.

(gggg) “Rollover” has the meaning set forth in the Support and Rollover Agreements.

(hhhh) “Rollover Units” has the meaning set forth in the Support and Rollover Agreements.

(iiii) “Sanctioned Jurisdiction” means those jurisdictions subject to comprehensive Sanctions, including Cuba, Iran, Syria, North Korea, Crimea, the so-called Luhansk People’s Republic, the so-called Donetsk People’s Republic, or the disputed territories of Kherson and Zaporizhzhia.

(jjjj) “Sanctioned Party” means (i) any Person included on one or more of the Sanctioned Party Lists; or (ii) any Person owned or controlled by, or acting on behalf of, a Person on one or more of the Sanctioned Party Lists.

(kkkk) “Sanctioned Party Lists” means the list of sanctioned entities maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, all administered by the U.S. Department of the Treasury, Office of Foreign Assets Control; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; and similar lists of sanctioned parties maintained by other Governmental Authorities with regulatory authority over the Company and its Subsidiaries and their respective operations from time to time.

(llll) “Sanctions” means those applicable trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of the Treasury, Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) His Majesty’s Treasury, or (v) other similar Governmental Authorities with regulatory authority over the Company and its Subsidiaries and their respective operations from time to time.

(mmmm) “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

(nnnn) “SEC” means the United States Securities and Exchange Commission or any successor thereto.

(oooo) “Securities Act” means the Securities Act of 1933.

(pppp) “Security Incident” means any (i) unauthorized or unlawful acquisition of, access to, loss of, misuse of, or disclosure of Personal Information; or (ii) ransomware, phishing or other cyberattack that resulted in a material monetary loss or a significant business disruption to Systems.

(qqqq) “Software” means computer software programs and databases including all source code or object code form, firmware, specifications, and databases, and documentation therefor.

(rrrr) “Subsidiary” means, with respect to any Person, any other Person (other than a natural Person) of which securities or other ownership interests (i) having ordinary voting power to elect a majority of the board of directors, managers or trustees, or other Persons performing similar functions or (ii) representing more than 50% of such securities or ownership interests, in each case, are at the time directly or indirectly owned or controlled by such first Person. Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, Holdings is deemed to be a Subsidiary of the Company and not a Subsidiary of any other Person.

(ssss) “Superior Proposal” means any bona fide written Acquisition Proposal for an Acquisition Transaction that is on terms that the Company Board (or a committee thereof) has determined in good faith (after consultation with its financial advisors and outside legal counsel) would be more favorable to the Company Stockholders from a financial point of view than the Merger (taking into account any terms and conditions of such Acquisition Proposal and all legal, regulatory and financing aspects (including certainty of closing) of such Acquisition Proposal and the Person making the Acquisition Proposal that the Company Board (or a committee thereof) considers relevant). For purposes of the reference to an “Acquisition Proposal” in this definition, all references to “20%” in the definition of “Acquisition Transaction” shall be deemed to be references to “50%.”

(tttt) “Systems” means the computer systems, software, software platform(s), hardware, databases, websites, servers, networks, and other information technology infrastructure and equipment, in each case, that are owned or used by the Company or any of its Subsidiaries.

(uuuu) “Tax” means any U.S. federal, state and local and non-U.S. taxes, assessments and similar governmental charges, contributions, premiums and impositions (including taxes based upon or measured by gross receipts, income, profits, sales, use, or occupation, and value added, ad valorem, goods and services, harmonized sales, employment insurance, government pension, COVID-19 Governmental Assistance, transfer, stamp, franchise, license, withholding, payroll, employment, excise, severance, social security (including FICA), unemployment, disability, registration and property taxes) imposed by any Governmental Authority, together with any interest, penalties and additions to tax imposed thereon by such Governmental Authority.

(vvvv) “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, the regulations promulgated thereunder, and where applicable, any equivalent provincial Laws, each as amended from time to time.

(wwww) “Tax Return” means any return, election, declaration, report, statement, claim for refund or information return required to be filed with a Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

(xxxx) “TRA Amendment” means that Amendment No. 1 To The Tax Receivable Agreement, dated as of the date hereof, by and among the Company and the TRA Holders identified therein.

(yyyy) “Transaction Litigation” means any Legal Proceeding commenced or threatened against a Party or any of its Subsidiaries or Affiliates (and/or their respective directors and/or executive officers) or otherwise relating to, involving or affecting such Party or any of its Subsidiaries or Affiliates, as well as any pre-litigation demands for the inspection of books and records made pursuant to 8 Del. C. § 220, in each case in connection with, arising from or otherwise relating to the Transactions, other than any Legal Proceedings among the Parties related to this Agreement or the Financing Letters.

(zzzz) “Transactions” means the Merger, the Rollover and the other transactions contemplated by this Agreement.

(aaaaa) “Union” means any labor union, works council, trade union or other employee representative body.

(bbbbb) “Vested Company RSUs” means a Company RSU that is unexpired, outstanding, and vested as of immediately prior to the Effective Time or that vests in accordance with its terms as a result of the consummation of the Transactions.

(ccccc) “Willful and Material Breach” means a breach that is a consequence of an act or omission undertaken by the breaching party with the actual knowledge that the taking of, or failure to take, such act would cause or constitute a material breach of this Agreement.

1.2 Index of Defined Terms. In addition to the terms defined in Section 1.1, the following capitalized terms have the respective meanings given to them in the respective Sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Acquisition Proposal Notice Period	5.3(d)(ii)(1)
Agreement	Preamble
Alternate Debt Financing	6.5(d)
Alternative Acquisition Agreement	5.3(a)
Capitalization Date	3.7(a)
Cash Replacement Company RSU Amount	2.8(a)(ii)
Certificate of Merger	2.2
Certificates	2.9(c)
Chosen Courts	9.11
Closing	2.3
Closing Date	2.3
Company	Preamble
Company Board Recommendation	3.3(a)
Company Board Recommendation Change	5.3(c)(i)
Company Disclosure Letter	Article III
Company Related Parties	8.3(e)(ii)
Company SEC Documents	Article III
Company Securities	3.7(c)
Company Termination Fee	8.3(b)
D&O Insurance	6.10(c)
Debt Commitment Letters	4.12(a)
Debt Financing	4.12(a)

Term	Section Reference
DGCL	Recitals
Dissenting Company Shares	2.7(c)
DPA	4.5
DTC	2.9(d)
Effective Time	2.2
Electronic Delivery	9.15
Enforceability Exceptions	3.2
Enforcement Expenses	8.3(f)
Equity Commitment Letter	4.12(a)
Equity Financing	4.12(a)
Fee Letter	4.12(a)
Financing	4.12(a)
Financing Letters	4.12(a)
Indemnified Persons	6.10(a)
Interim Period	5.1
Intervening Event Notice Period	5.3(d)(i)(1)
Lease	3.14
Leased Real Property	3.14
Limited Guarantee	Recitals
Limited Guarantor	Recitals
Maximum Annual Premium	6.10(c)
Merger	Recitals
Merger Sub	Preamble
New Debt Commitment Letters	6.5(d)
New Plan	6.11(b)
Old Plans	6.11(b)
Other Required Company Filing	6.3(b)
Other Indemnified Persons	6.10(e)
Owned Company Shares	2.7(a)(iii)
Parent	Preamble
Parent Material Adverse Effect	7.3(a)
Parent Related Parties	8.3(e)(i)
Parent Termination Fee	8.3(c)
Party	Preamble
Payment Agent	2.9(a)
Payment Fund	2.9(b)
Per Share Price	2.7(a)(ii)
Pre-Closing Tax Contest	6.16(b)
Proxy Statement	6.3(a)
Replacement Company MSU Award	2.8(b)
Replacement Company PSU Award	2.8(c)
Schedule 13e-3	6.3(c)
Stockholder Consent	3.4
Surviving Corporation	2.1
Termination Date	8.1(c)

Term	Section Reference
Uncertificated Shares	2.9(c)
Unvested Company RSU	2.8(a)(ii)
Vested RSU Consideration	2.8(a)(i)

1.3 Certain Interpretations.

(a) When a reference is made in this Agreement to an Article or a Section, such reference is to an Article or a Section of this Agreement unless otherwise indicated and references to “paragraphs” or “clauses” are to separate paragraphs or clauses of the Section or subsection in which the reference occurs. When a reference is made in this Agreement to a Schedule or Exhibit, such reference is to a Schedule or Exhibit to this Agreement, as applicable, unless otherwise indicated.

(b) When used herein, (i) the words “hereof,” “hereunder,” “herein” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; and (ii) the words “include,” “includes” and “including” will be deemed in each case to be followed by the words “without limitation.”

(c) Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” are not exclusive.

(d) The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if.”

(e) When used in this Agreement, references to “$” or “Dollars” are references to U.S. dollars.

(f) The meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders. Where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning.

(g) When reference is made to any party to this Agreement or any other agreement or document, such reference includes such Party’s successors and permitted assigns. References to any Person include the successors and permitted assigns of that Person.

(h) Unless the context otherwise requires, all references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person.

(i) Unless the context otherwise requires, any definition of or reference to any Law or any provision of any Law herein shall be construed as referring to such Law as from time to time amended, supplemented or modified, including by succession of comparable successor Laws and references to the rules and regulations promulgated thereunder or pursuant thereto.

(j) All accounting terms used herein will be interpreted in accordance with GAAP unless expressly stated otherwise.

(k) The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and will not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(l) The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). References to “from” or “through” any date mean, unless otherwise specified, from and including or through and including such date, respectively.

(m) The Parties agree that they have been represented by legal counsel during the negotiation, execution and delivery of this Agreement and therefore waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

(n) Documents or other information or materials will be deemed to have been “made available” by the Company if such documents, information or materials have been (i) posted to a virtual data room titled “Project Picasso” managed by the Company at https://www.intralinks.com; or (ii) delivered or provided to Parent or its Affiliates or its or their respective Representatives, in each case at least six (6) hours prior to the execution and delivery of this Agreement.

(o) All references to time shall refer to New York City time unless otherwise specified.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, on the Closing Date, (a) Merger Sub will be merged with and into the Company; (b) the separate corporate existence of Merger Sub will thereupon cease; and (c) the Company will continue as the surviving corporation of the Merger and as a wholly owned Subsidiary of Parent. The Company, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

2.2 The Effective Time. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated pursuant to the DGCL by filing a certificate of merger in customary form and substance (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL (the time of such filing accepted for record by the Secretary of State of the State of Delaware, or such later time as may be agreed in writing by Parent, Merger Sub and the Company (with the prior written consent of the Special Committee) and specified in the Certificate of Merger, being referred to herein as the “Effective Time”).

2.3 The Closing. The consummation of the Merger (the “Closing”) will take place at (a) 9:00 a.m., New York City time, remotely by exchange of documents and signatures (or their electronic counterparts), on a date to be agreed upon by Parent, Merger Sub and the Company that is no later than the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted hereunder) of the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing); or (b) such other time, location and date as Parent, Merger Sub and the Company (with the prior written consent of the Special Committee) mutually agree in writing. The date on which the Closing occurs is referred to as the “Closing Date.” Notwithstanding the foregoing, the Parties agree that, unless otherwise agreed to in writing by Parent, the Closing shall not take place prior to September 30, 2024.

2.4 Effect of the Merger. At the Effective Time, the effect of the Merger will be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of (a) the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation; and (b) the debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

2.5 Certificate of Incorporation and Bylaws.

(a) Certificate of Incorporation. At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such certificate of incorporation (subject to Section 6.10(a)).

(b) Bylaws. At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall become the bylaws of the Surviving Corporation, except that all references to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, until thereafter amended as provided by the DGCL, the certificate of incorporation and such bylaws (subject to Section 6.10(a)).

2.6 Directors and Officers. The Parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time will be the directors of the Surviving Corporation immediately following the Effective Time, and the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, in each case, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal, in each case as provided in the Organizational Documents of the Surviving Corporation and by applicable Law.

2.7 Effect on Capital Stock; Exchange of Holdings Units.

(a) Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the securities described in this Section 2.7, the following will occur:

(i) each share of common stock, par value $0.001 per share of Merger Sub that is issued and outstanding as of immediately prior to the Effective Time will automatically be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation;

(ii) each share of Class A Common Stock that is issued and outstanding as of immediately prior to the Effective Time (including, for the avoidance of doubt, each share of Class A Common Stock resulting from the exchange of Exchangeable Units (as defined in the Exchange Agreement) for shares of Class A Common Stock in accordance with the Exchange Agreement and pursuant to Section 2.7(d) below, but other than Owned Company Shares (including the Class A Rollover Shares) or Dissenting Company Shares) will be automatically cancelled, extinguished and converted into the right to receive cash in an amount equal to $22.80, without interest thereon (the “Per Share Price”), in accordance with the provisions of Section 2.9 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of Section 2.11);

(iii) each share of Class B Common Stock issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and shall cease to exist and no payment shall be made with respect thereto, and the holders thereof shall cease to have any rights with respect thereto; and

(iv) each share of Company Common Stock that is (A) held by the Company as treasury stock or (B) owned by Parent or any of its Affiliates or Subsidiaries (including Merger Sub), in each case as of immediately prior to the Effective Time (including the Class A Rollover Shares) (collectively, the “Owned Company Shares”) will automatically be cancelled and extinguished without any conversion thereof or consideration paid therefor. The Class A Rollover Shares shall not be entitled to receive the Per Share Price and shall, immediately prior to the Closing, be contributed, directly or indirectly, to Parent (or any of its Affiliates) pursuant to the terms of the applicable Support and Rollover Agreement and treated in accordance with the preceding sentence.

(b) Adjustment to the Per Share Price. The Per Share Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or other distribution of securities convertible into Class A Common Stock or Exchangeable Units), reorganization, recapitalization, reclassification, combination, exchange of shares or other similar change with respect to the Class A Common Stock or Exchangeable Units occurring on or after the date of this Agreement and prior to the Effective Time; provided that nothing in this Section 2.7(b) shall be construed to permit the Company or any of its Subsidiaries or any other Person to take any action that would otherwise be prohibited by Sections 5.1 or 5.2 or any other terms of this Agreement.

(c) Statutory Rights of Appraisal. Notwithstanding anything to the contrary set forth in this Agreement, if required by the DGCL (but only to the extent required thereby), any share of Class A Common Stock that is issued and outstanding immediately prior to the Effective Time (other than the Owned Company Shares) and that is held by a holder of such share of Class A Common Stock who has not consented to the adoption of this Agreement in writing and who has properly exercised appraisal rights with respect thereto in accordance with, and who has complied with, Section 262 of the DGCL with respect to such share of Class A Common Stock (collectively, the “Dissenting Company Shares”) will not be converted into the right to receive the Per Share Price pursuant to this Section 2.7, and holders of such Dissenting Company Shares will be entitled to receive payment of the fair value of such Dissenting Company Shares in accordance with the provisions of Section 262 of the DGCL unless and until any such holder fails to perfect or effectively withdraws or loses their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such rights with respect to any Dissenting Company Shares, such Dissenting Company Shares will have the rights and obligations provided in Section 262 of the DGCL. At the Effective Time, any holder of Dissenting Company Shares will cease to have any rights with respect thereto, except the rights provided in Section 262 of the DGCL and as provided in the previous sentence. The Company shall give Parent (i) notice of any demands received by the Company for appraisal of Class A Common Stock and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or settle or offer to settle any such demands. Prior to the Closing, Parent shall not, except with the prior written consent of the Company (which shall include the prior written consent of the Special Committee), require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands requiring the Company to make any such payment prior to the Closing.

(d) Following the date of this Agreement, in accordance with the terms of the Exchange Agreement, the Company shall deliver written notice (as such notice may be updated from time to time) to Severin Topco, LLC of the expected Change of Control (as defined in the Holdings LLC Agreement) and shall thereafter take all reasonable actions to effect a Change of Control Exchange (as defined in the Holdings LLC Agreement) with respect to any Exchangeable Units (as defined in the Holdings LLC Agreement) (other than Rollover Units) held by Severin Topco, LLC (or any Person who has executed a joinder to the Exchange Agreement holding Exchangeable Units) as of immediately prior to the Change of Control Exchange, including each Exchangeable Unit that is a Participation Threshold Unit (as defined in the Holdings LLC Agreement) and the corresponding shares of Class B Common Stock in the manner specified in the Exchange Agreement on such Change of Control Exchange Date (as defined in the Exchange Agreement). The Change of Control Exchange shall be contingent upon, and effective as of immediately prior to, the Effective Time. For the avoidance of doubt, no Exchangeable Units exchanged pursuant to the Change of Control Exchange shall be Rollover Units. Pursuant to Section 2.1(f) of the Holdings LLC Agreement, each share of Class B Common Stock surrendered in the Change of Control Exchange shall automatically be deemed cancelled without any action on the part of any Person. Prior to the Effective Time, the Company shall take, and shall cause Severin Topco LLC to take, such action as is necessary to provide that any outstanding Participation Threshold Unit shall be fully vested (to the extent unvested) as of immediately prior to the Change of Control Exchange and thereafter shall automatically, and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) (x) the Per Share Price less (y) the applicable Participation Threshold with respect to such Participation Threshold Unit and (ii) the total number of shares of Class A Common Stock subject to such Participation Threshold Unit immediately following the Change of Control Exchange and immediately prior to the Effective Time.

2.8 Treatment of Equity Awards.

(a) Company RSUs. Except as otherwise agreed by Parent and the applicable holder of a Company RSU, at the Effective Time, each Company RSU outstanding as of immediately prior to the Effective Time will automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be treated as follows:

(i) Vested Company RSUs. Each Vested Company RSU shall automatically, and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (i) the Per Share Price and (ii) the total number of shares of Class A Common Stock subject to such Vested Company RSU as of immediately prior to the Effective Time (the “Vested RSU Consideration”).

(ii) Unvested Company RSUs. Each Company RSU outstanding as of immediately prior to the Effective Time that is not a Vested Company RSU (an “Unvested Company RSU”) shall automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest thereon and subject to applicable withholding Taxes, equal to the product of (A) the Per Share Price and (B) the total number of shares of Class A Common Stock subject to such Unvested Company RSU as of immediately prior to the Effective Time (the “Cash Replacement Company RSU Amount”), which Cash Replacement Company RSU Amount will, subject to the holder’s continued service with Parent or its Affiliates (including the Surviving Corporation or its Subsidiaries) through the applicable vesting dates, vest and be payable at the same time as the Unvested Company RSU for which such Cash Replacement Company RSU Amount was exchanged would have vested and been payable pursuant to its terms. Each Cash Replacement Company RSU Amount shall otherwise have the same terms and conditions (including with respect to vesting) as applied to the Unvested Company RSU for which it was exchanged, except for terms rendered inoperative by reason of the Transactions and other administrative or ministerial changes determined by Parent. The Surviving Corporation shall pay any portion of the Cash Replacement Company RSU Amount that vests to the applicable holder thereof, no later than thirty (30) days following the date on which such portion vests, but in no event later than March 15th of the year following the year in which such portion vests.

(b) Company MSUs(i) . At the Effective Time, each Company MSU outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into a restricted stock unit award with respect to the common equity in Parent, the Surviving Corporation or one of its Subsidiaries or a direct or indirect parent entity of Parent, as determined by Parent (the “Replacement Company MSU Award”), with the number of shares or units covered by such Replacement Company MSU Award to be equal to the quotient of (i) the product of (A) the Per Share Price and (B) the total number of shares of Class A Common Stock subject to such Company MSU as of immediately prior to the Effective Time (with a performance factor based on the Per Share Price) and (ii) the fair market value of such share or unit as of the Effective Time (as determined by Parent or the applicable Affiliate thereof in good faith based on the price per share or unit paid by the Limited Guarantors or their respective Affiliates to acquire common equity in such entity in connection with the transactions contemplated by this Agreement). The Replacement

Company MSU Award will, subject to the holder’s continued service with Parent, the Surviving Corporation or one of its Subsidiaries or a direct or indirect parent entity of Parent through the applicable vesting dates, vest and be settled at the same time as the Company MSU for which such Replacement Company MSU Award was exchanged would have vested and been settled pursuant to its terms. All Replacement Company MSU Awards shall otherwise have the same terms and conditions (including with respect to service-based vesting conditions but excluding any performance-based vesting conditions) as applied to the Company MSUs for which they were exchanged, except for terms rendered inoperative by reason of the Transactions and such other administrative or ministerial changes determined by Parent; provided, however, that, upon settlement of such Replacement Company MSU Award, the holder of such Replacement Company MSU Award shall be permitted, in lieu of paying any Taxes that are required to be withheld from such holder in connection with such settlement in cash, to require Parent, the Surviving Corporation or its Subsidiaries or a direct or indirect parent entity of Parent, as applicable, to withhold a number of shares or units otherwise issuable upon such settlement having a fair market value equal to such required applicable withholding Taxes.

(c) Company PSUs(i) . At the Effective Time, each Company PSU outstanding as of immediately prior to the Effective Time shall automatically, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be cancelled and converted into a performance stock unit award with respect to the common equity in Parent, the Surviving Corporation or one of its Subsidiaries or a direct or indirect parent entity of Parent, as determined by Parent (the “Replacement Company PSU Award”), with the number of shares or units covered by such Replacement Company PSU Award (assuming target performance) to be equal to to the quotient of (i) the product of (A) the Per Share Price and (B) the total number of shares of Class A Common Stock subject to such Company PSU as of immediately prior to the Effective Time (assuming target performance) and (ii) the fair market value of such share or unit as of the Effective Time (as determined by Parent or the applicable Affiliate thereof in good faith based on the price per share or unit paid by the Limited Guarantors or their respective Affiliates to acquire common equity in such entity in connection with the transactions contemplated by this Agreement). The Replacement Company PSU Award will, subject to the holder’s continued service with Parent, the Surviving Corporation or one of its Subsidiaries or a direct or indirect parent entity of Parent through the applicable vesting dates and satisfaction of the applicable performance conditions applicable to such Company PSUs, vest and be settled at the same time as the Company PSUs for which such Replacement Company PSU Award was exchanged would have vested and been settled pursuant to its terms. All Replacement Company PSU Awards shall otherwise have the same terms and conditions (including with respect to service-based and performance-based vesting conditions) as applied to the Company PSUs for which they were exchanged, except for terms rendered inoperative by reason of the Transactions and such other administrative or ministerial changes determined by Parent; provided, however, that, upon settlement of such Replacement Company PSU Award, the holder of such Replacement Company PSU Award shall be permitted, in lieu of paying any Taxes that are required to be withheld from such holder in connection with such settlement in cash, to require Parent, the Surviving Corporation or its Subsidiaries or a direct or indirect parent entity of Parent, as applicable, to withhold a number of shares or units otherwise issuable upon such settlement having a fair market value equal to such applicable required withholding Taxes.

(d) Further Actions. At or prior to the Effective Time, the Company, the Company Board (acting at the direction of the Special Committee) and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and take any actions that are reasonably necessary to effectuate the provisions of this Section 2.8.

(e) Payment Procedures. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate Vested RSU Consideration owed to all holders of Vested Company RSUs. As promptly as reasonably practicable, but in any event no later than five (5) Business Days following the first (1st) regularly scheduled payroll date after the Closing Date, the holders of Vested Company RSUs will be paid by the Company or the Surviving Corporation, through its payroll system or payroll provider, all amounts required to be paid to such holders in respect of Vested Company RSUs that are cancelled and converted pursuant to this Section 2.8, less any required withholding pursuant to Section 2.12. For the avoidance of doubt, Parent shall not be required to deposit (or cause to be deposited) any amounts in respect of any Cash Replacement Company RSU Amounts.

2.9 Exchange of Certificates.

(a) Payment Agent. Prior to the Closing, Parent shall (i) select a nationally recognized bank or trust company reasonably acceptable to the Company to act as the payment agent for the Merger (the “Payment Agent”); and (ii) enter into a payment agent agreement, in form and substance reasonably acceptable to the Company, with such Payment Agent.

(b) Payment Fund. At or prior to the Closing, Parent shall deposit (or cause to be deposited) with the Payment Agent, by wire transfer of immediately available funds, for payment to the holders of shares of Class A Common Stock (and for the avoidance of doubt, other than Owned Company Shares (including the Class A Rollover Shares) or Dissenting Company Shares) pursuant to Section 2.7, an amount of cash equal to the aggregate consideration to which such holders of Class A Common Stock become entitled pursuant to Section 2.7. Until disbursed in accordance with the terms and conditions of this Agreement, such cash shall be invested by the Payment Agent, as directed by Parent or the Surviving Corporation, in (i) obligations of or fully guaranteed by the United States or any agency or instrumentality thereof and backed by the full faith and credit of the United States with a maturity of no more than 30 days; (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively; or (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1,000,000,000 (based on the most recent financial statements of such bank that are then publicly available) (such cash and any proceeds thereon, the “Payment Fund”). To the extent that (A) there are any losses with respect to any investments of the Payment Fund; (B) the Payment Fund diminishes for any reason below the level required for the Payment Agent to promptly pay the cash amounts contemplated by Section 2.7; or (C) all or any portion of the Payment Fund is unavailable for Parent (or the Payment Agent on behalf of Parent) to promptly pay the cash amounts contemplated by Section 2.7 for any reason, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the amount of cash in the Payment Fund so as to ensure that the Payment Fund is at all times fully available for distribution and maintained at a level sufficient for the Payment Agent to make the payments contemplated by Section 2.7. Any income from investment of the Payment Fund will be payable to Parent or the Surviving Corporation as Parent directs. The Payment Fund shall not be used for any purpose other than the payment to holders of Class A Common Stock as contemplated by Section 2.7.

(c) Payment Procedures. Promptly following the Effective Time (and in any event within five (5) Business Days), Parent and the Surviving Corporation shall cause the Payment Agent to mail to each holder of record as of immediately prior to the Effective Time of one or more certificates that immediately prior to the Effective Time represented issued and outstanding shares of Class A Common Stock (other than Owned Company Shares (including the Class A Rollover Shares) or Dissenting Company Shares) (the “Certificates”) (i) a letter of transmittal in customary form (which will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Payment Agent), and (ii) instructions for effecting the surrender of the Certificates in exchange for the Per Share Price payable with respect to the shares of Class A Common Stock formerly represented thereby pursuant to Section 2.7. Upon surrender of Certificates for cancellation to the Payment Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (A) the aggregate number of shares of Class A Common Stock represented by such Certificates by (B) the Per Share Price, and the Certificates so surrendered will forthwith be cancelled. Notwithstanding anything to the contrary in this Agreement, no record holder of uncertificated shares of Class A Common Stock (other than Owned Company Shares and Dissenting Company Shares, as applicable) (the “Uncertificated Shares”) will be required to deliver a Certificate or an executed letter of transmittal to the Payment Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 2.7 with respect to such Uncertificated Shares. In lieu thereof, such record holder, upon receipt of an “agent’s message” by the Payment Agent (or such other evidence, if any, of transfer as the Payment Agent may reasonably request), will be entitled to receive in exchange therefor an amount in cash equal to the product obtained by multiplying (1) the aggregate number of shares of Class A Common Stock represented by such holder’s transferred Uncertificated Shares by (2) the Per Share Price, and the transferred Uncertificated Shares will be cancelled. No interest will be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Per Share Price payable upon the surrender of such Certificates and transfer of Uncertificated Shares pursuant to this Section 2.9(c). Until so surrendered or transferred, outstanding Certificates and Uncertificated Shares will be deemed from and after the Effective Time to evidence only the right to receive the Per Share Price payable in respect thereof pursuant to Section 2.7. For the avoidance of doubt, no dividends or other distributions with respect to capital stock of the Surviving Corporation with a date on or after the Effective Time will be paid to the holder of any unsurrendered Certificate or Uncertificated Shares.

(d) DTC Payment. Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Payment Agent and the Depository Trust Company (“DTC”) with the objective that the Payment Agent shall transmit to DTC or its nominee on the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of shares of Class A Common Stock (other than Owned Company Shares and Dissenting Company Shares) held of record by DTC or such nominee immediately prior to the Effective Time multiplied by (ii) the Per Share Price.

(e) Transfer of Ownership. If payment of the Per Share Price is to be made to a Person other than the Person in whose name the surrendered Certificate or transferred Uncertificated Share in exchange therefor is registered, it shall be a condition of payment that (i) the Person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Price to a Person other than the registered holder of such Certificate or Uncertificated Share surrendered or shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

(f) Distribution of Payment Fund to Parent. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is one year after the Effective Time will be delivered to Parent (or the Surviving Corporation as directed by Parent) upon demand, and any holders of shares of Class A Common Stock that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered or transferred their Certificates or Uncertificated Shares representing such shares of Class A Common Stock for exchange pursuant to this Section 2.9 shall thereafter look for payment of the Per Share Price payable in respect of the shares of Class A Common Stock represented by such Certificates or Uncertificated Shares solely to Parent (subject to abandoned property, escheat or similar Law), as general creditors thereof, for any claim to the Per Share Price to which such holders may be entitled pursuant to Section 2.7. Any amounts remaining unclaimed by holders of any such Certificates or Uncertificated Shares five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority, will, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.

(g) No Liability. Subject to applicable Law, and notwithstanding anything to the contrary in this Agreement, none of the Payment Agent, Parent, the Surviving Corporation or any other Party will be liable to a holder of shares of Class A Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

2.10 No Further Ownership Rights in Class A Common Stock. From and after the Effective Time, there will be no further registration of transfers on the records of the Surviving Corporation of shares of Class A Common Stock that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation for any reason, they will (subject to compliance with the exchange procedures of Section 2.9(c)) be cancelled and exchanged as provided in this Article II.

2.11 Lost, Stolen or Destroyed Certificates. In the event that any Certificates have been lost, stolen or destroyed, the Payment Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof, the Per Share Price payable in respect thereof pursuant to Section 2.7. Parent or the Payment Agent may, in its reasonable discretion and as a condition precedent to the payment of such Per Share Price, require the owners of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable amount as it may direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.12 Required Withholding. Each of the Payment Agent, Parent, the Company and the Surviving Corporation (without duplication) shall be entitled to deduct and withhold from any cash amounts payable to any Person pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom pursuant to any Law in respect of applicable Taxes; provided, however, that prior to any withholding from amounts payable to a Principal Stockholder, the applicable withholding agent shall use commercially reasonable efforts to (a) promptly provide such Principal Stockholder with a written notice of its intention to withhold, including (i) the amount to be withheld or deducted and (ii) the relevant provisions of the Code (or other applicable Law) requiring such withholding, (b) assist the Principal Stockholder with obtaining any exemption from or reduction of any such Taxes, and (c) provide a reasonable opportunity to such Principal Stockholder to provide forms or other evidence that would reduce or eliminate such deduction or withholding. To the extent that such amounts are so deducted or withheld and paid over to the appropriate Governmental Authority, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid in satisfaction of the corresponding obligations hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article III, except (a) as disclosed in the reports, statements, schedules and other documents filed or furnished by the Company with the SEC on or after January 1, 2021 and at least one Business Day prior to the date of this Agreement (so long as such documents are publicly available via the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system) (the “Company SEC Documents”) (other than any disclosures contained (i) solely in the risk factors sections of such Company SEC Documents, except to the extent such information consists of factual and/or historical statements, (ii) in any forward-looking statements in such Company SEC Documents that are of a nature that they speculate about future developments and (iii) any other disclosures included or referenced in any Company SEC Documents that are cautionary or predictive in nature); provided that nothing disclosed in any such Company SEC Documents will be deemed to modify or qualify the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.7, Section 3.8, Section 3.12(b) and Section 3.25); or (b) subject to the terms of Section 9.14, as set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub, as follows:

3.1 Organization; Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except where the failure to have such power or authority would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.2 Corporate Power; Enforceability. The Company has the requisite corporate power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) subject to receiving the Company Stockholder Approval, consummate the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors’ rights generally and (B) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (such exceptions in clauses (A) and (B), the “Enforceability Exceptions”).

3.3 Company Board Approval; Fairness Opinions; Anti-Takeover Laws.

(a) Special Committee Approval and Company Board Approval.

(i) The Special Committee has unanimously (A) determined that it is fair to, and in the best interests of, the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (B) resolved to recommend that the Company Board approve and adopt this Agreement; and (C) resolved to recommend that the Company Board submit this Agreement to the Company Stockholders for their adoption and recommend that the Company Stockholders vote in favor of the adoption of this Agreement;

(ii) The Company Board (acting on the recommendation of the Special Committee) has unanimously (among those directors attending the applicable meeting of the Company Board) (A) determined that it is fair to, and in the best interests of, the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement providing for the Merger in accordance with the DGCL upon the terms and subject to the conditions set forth herein; (B) approved the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and other obligations hereunder, and the consummation of the Merger and the other Transactions upon the terms and subject to the conditions set forth herein; (C) directed that the adoption of this Agreement be submitted for consideration by the Company Stockholders in accordance with this Agreement; and (D) resolved to recommend that the Company Stockholders approve and adopt this Agreement in accordance with the DGCL (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way, except as may be permitted by Section 5.3.

(b) Fairness Opinions.

(i) The Special Committee has received an opinion from Centerview Partners LLC to the effect that, as of the date of such opinion and based upon and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Per Share Price to be paid to the holders of shares of Class A Common Stock (other than Owned Company Shares (including the Class A Rollover Shares) or Dissenting Company Shares) pursuant to this Agreement is fair, from a financial point of view, to such holders. As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(ii) The Company Board has received the oral opinion of Goldman Sachs & Co. LLC, to be subsequently confirmed by delivery of a written opinion1, to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the Per Share Price to be paid to the holders (other than Parent and its Affiliates and the Principal Stockholders and their Affiliates) of shares of Class A Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. As of the date of this Agreement, the foregoing opinion has not been withdrawn, revoked or modified in any respect.

(c) Anti-Takeover Laws. Assuming the accuracy of the representations of Parent and Merger Sub set forth in Section 4.7, the Company Board or the Special Committee has taken all necessary actions so that the restrictions on business combinations set forth in Section 203 of the DGCL and any other similar applicable “anti-takeover” Law will not be applicable to the Merger.

3.4 Company Stockholder Approval. The written consent in the form set forth in Exhibit C attached hereto (the “Stockholder Consent”) duly executed by the Principal Stockholders is the only vote or approval of the holders of any of the Company’s capital stock necessary under applicable Law, the Charter or the Bylaws to adopt this Agreement and consummate the Merger.

3.5 Non-Contravention. The execution and delivery of this Agreement by the Company, the performance by the Company of obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of the Company or Holdings; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any Material Contract; (c) do not, assuming the Governmental Authorizations referred to in Section 3.6 are obtained and, in the case of the consummation of the Merger, subject to obtaining the Company Stockholder Approval, violate or conflict with any Law applicable to the Company or any of its Subsidiaries; and (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.6 Requisite Governmental Approvals. No Governmental Authorization is required on the part of the Company in connection with (a) the execution and delivery of this Agreement by the Company; (b) the performance by the Company of its covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by the Company, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including the filing of the Information Statement with the SEC and compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the NYSE; (iv) compliance with any applicable requirements of the HSR Act and the foreign Antitrust Laws set forth on Section 3.6 of the Company Disclosure Letter; and (v) such other Governmental Authorizations the failure of which to obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.7 Capitalization.

(a) Capital Stock. The authorized capital stock of the Company consists of (i) 500,000,000 shares of Class A Common Stock; (ii) 300,000,000 shares of Class B Common Stock; and (iii) 50,000,000 shares of Company Preferred Stock. As of 5:00 p.m., New York City time, on June 4, 2024 (such time and date, the “Capitalization Date”), (A) 166,088,147 shares of Class A Common Stock were issued and outstanding; (B) 37,654,059 shares of Class B Common Stock were issued and outstanding; and (C) no shares of Company Preferred Stock were issued and outstanding; (D) no shares of Class A Common Stock were held by the Company as treasury shares; (E) no shares of Class B Common Stock were held by the Company as treasury shares; (F) 37,654,059 Holdings Units, exchangeable for 37,654,059 shares of Class A Common Stock, were issued and outstanding (excluding, for the avoidance of doubt, Holdings Units held by the Company or its Subsidiaries) and (G) 2,704,549 Participation Threshold Units, all of which will be vested as of immediately prior to the Effective Time, exchangeable for 1,268,158 shares of Class A Common Stock (assuming a price per share of Class A Common Stock equal to the Per Share Price), were issued and outstanding. All issued and outstanding shares of Company Common Stock are validly issued, fully paid, nonassessable and were not issued in violation of any preemptive or other similar rights or applicable Law. From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any Company Common Stock or Company Preferred Stock, except for shares of Company Common Stock issued pursuant to the vesting and settlement of Company RSUs, Company MSUs or Company PSUs that were outstanding on the Capitalization Date in accordance with their terms.

(b) Stock Reservation and Awards. As of the Capitalization Date, the Company has reserved 17,410,753 shares of Class A Common Stock for issuance pursuant to the Company Stock Plan. As of the Capitalization Date, there were (i) 8,270,817 shares of Class A Common Stock subject to outstanding Company RSUs; (ii) 845,898 shares of Class A Common Stock subject to outstanding Company MSUs (determined based on the target-level achievement of performance goals for such Company MSUs and 1,691,796 shares of Class A Common Stock subject to outstanding Company MSUs, determined based on the maximum-level achievement of performance goals for such Company MSUs) and (iii) 537,799 shares of Class A Common Stock subject to outstanding Company PSUs (determined based on the target-level achievement of performance goals for such Company PSUs and 806,699 shares of Class A Common Stock subject to outstanding Company PSUs determined based on the maximum-level achievement of performance goals for such Company PSUs). From the Capitalization Date to the date of this Agreement, the Company has not issued or granted any shares of Class A Common Stock, other than pursuant to the vesting and settlement of Company RSUs, Company MSUs and Company PSUs, in each case, which were granted prior to the date of this Agreement and has not issued any Company Preferred Stock. Each Company RSU, Company MSU, and Company PSU has at all times been exempt from the requirements of Section 409A of the Code and has otherwise complied with all other applicable Laws and all of the terms and conditions of the Company Stock Plan. Section 3.7(b) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, each outstanding Company RSU, Company MSU and Company PSU, and, to the extent applicable, (1) the name (or employee identification number) and country of residence (if outside the U.S.) of the holder thereof, (2) the date of grant, (3) the type of award and the number of shares of Company Common Stock issuable thereunder or subject thereto (at target and maximum performance in the case of Company MSUs and Company PSUs) and (4) the vesting schedule.

(c) Company Securities. Except as set forth in Sections 3.7(a) and (b), as of the date of this Agreement, there are (i) no issued and outstanding shares of capital stock of, or other equity or voting interest in, the Company other than those which have become outstanding after the Capitalization Date, which were reserved for issuance as of the Capitalization Date as set forth in Section 3.7(b); (ii) no outstanding options, warrants, calls, convertible or exchangeable securities or other rights or binding arrangements that obligate the Company or any of its Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests (in each case other than to the Company or a Subsidiary thereof); or (B) grant, extend or enter into any such subscription, option, warrant, call, convertible or exchangeable security, or other similar right, agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; and (iii) no outstanding restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company or any of its Subsidiaries (the items in clauses (i), (ii) and (iii), collectively, the “Company Securities”).

(d) Other Rights. There are no (i) voting trusts, proxies or similar arrangements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries; or (ii) obligations or binding commitments of any character to which the Company or any of its Subsidiaries is a party or by which it is bound (A) restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries or (B) granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Company Securities. As of the date of this Agreement, the Company is not a party to any Contract that obligates it to repurchase, redeem or otherwise acquire any Company Securities. There are no accrued and unpaid dividends with respect to any outstanding shares of Class A Common Stock. There is no agreement or arrangement to which the Company or a Subsidiary of the Company is a party that contains a promise or commitment to issue any Company Securities that has not been satisfied.

(e) Indebtedness. All indebtedness for borrowed money of the Company and its Subsidiaries in excess of $1,000,000 as of the date of this Agreement is disclosed on Section 3.7(e) of the Company Disclosure Letter.

3.8 Subsidiaries.

(a) Each of the Subsidiaries of the Company (i) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its organization and (ii) has the requisite corporate (or the equivalent thereof) power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Subsidiaries of the Company is duly qualified to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Complete and correct copies of the Organizational Documents of the Subsidiaries of the Company, each as amended as of the date of this Agreement, have been made available to Parent. Each of the Organizational Documents of the Company’s Subsidiaries so made available is in full force and effect and no Subsidiary of the Company is in violation of its Organizational Documents, except as would not reasonably be material to the Company and its Subsidiaries, taken as a whole.

(b) Other than the Holdings Units owned by Severin Topco, LLC, the Company or one or more wholly owned Subsidiaries of the Company owns one hundred percent of the capital stock of each direct or indirect Subsidiary of the Company. At the Closing, the Holdings Units (other than the Rollover Units) will be wholly-owned by the Company. The Company does not own, directly or indirectly, any capital stock or other equity interest of, or any other securities convertible or exchangeable into or exercisable for capital stock or other equity interest of, any Person other than the Subsidiaries of the Company. No Subsidiary of the Company owns any shares of capital stock or other securities of the Company.

(c) Indian Subsidiaries of the Company are only engaged in businesses in which 100% foreign direct investment is permissible under the automatic route, in accordance with the (Indian) Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder.

3.9 Company SEC Documents. Since July 28, 2021 and through the date of this Agreement, the Company has filed, and to the extent not publicly available, made available to Parent, all material forms, reports, schedules, statements, prospectuses, registration statements and documents with the SEC that have been required to be filed by it pursuant to applicable Laws prior to the date of this Agreement. Each Company SEC Document complied, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing), in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date that such Company SEC Document was filed.

3.10 Company Financial Statements; Internal Controls.

(a) Company Financial Statements. The consolidated financial statements (including any related notes and schedules) of the Company filed with the Company SEC Documents (i) were prepared in accordance with GAAP (except as may be indicated in the notes thereto); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments, the effect of which would not, individually or in the aggregate, be material in amount to the Company and its Subsidiaries, taken as a whole).

(b) Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act). The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing of such certifications as of the date of this Agreement. There were no material weaknesses, or significant deficiencies that in the aggregate would amount to a material weakness, identified in the management of the Company’s assessment of internal controls as of and for the year ended December 31, 2023 (nor has any such material weakness been identified since such date through the date hereof).

(c) Accounting and Auditing Practices. Since July 28, 2021, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received or otherwise had or obtained knowledge of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices. Since July 28, 2021, no current or, to the Knowledge of the Company, former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the current Company Board or any committee thereof or to any current director or executive officer of the Company.

3.11 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities (whether accrued, absolute, determined, contingent or otherwise and whether due or to become due) that would be required to be reflected or reserved against on a balance sheet (or notes thereto) prepared in accordance with GAAP, other than liabilities (a) reflected or otherwise reserved against in the Audited Company Balance Sheet or in the consolidated financial statements of the Company and its Subsidiaries (including the notes thereto) included in the Company SEC Documents filed prior to the date of this Agreement; (b) arising pursuant to this Agreement or incurred in connection with the Transactions; (c) incurred in the ordinary course of business since the date of the Audited Company Balance Sheet (excluding any liabilities resulting from a breach of Contract or violation of Law); or (d) that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.12 Absence of Certain Changes.

(a) Since December 31, 2023 through the date of this Agreement, except in connection with the Transactions, the business of the Company and its Subsidiaries (i) has been conducted, in all material respects, in the ordinary course of business and (ii) has not taken any action that, if taken after the date hereof, would be restricted pursuant to Sections 5.2(a), 5.2(b), 5.2(d), 5.2(f), 5.2(l), 5.2(m), 5.2(n), 5.2(r) or 5.2(u).

(b) Since December 31, 2023 through the date of this Agreement, there has not been any change, event, development or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.13 Material Contracts.

(a) List of Material Contracts. Section 3.13(a) of the Company Disclosure Letter contains a true, correct and complete list of all Material Contracts, as in effect as of the date of this Agreement, to which the Company or any of its Subsidiaries is a party.

(b) Validity. Each Material Contract (other than any Material Contract that has expired in accordance with its terms) is valid and binding on the Company or the applicable Subsidiary of the Company that is a party thereto and, to the Knowledge of the Company, each of the other parties thereto, and is in full force and effect, except where the failure to be valid and binding and in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where the failure to fully perform would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No event has occurred that, with notice or lapse of time or both, would constitute such a breach or default pursuant to, or permit the other party to terminate, any Material Contract by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since the date of the Audited Company Balance Sheet to the date hereof, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, oral notice from or on behalf of any party to a Material Contract indicating that such party intends to terminate, or not renew, any Material Contract with such party.

3.14 Real Property.

(a) None of the Company or any of its Subsidiaries own or, since July 28, 2021, have owned, real property.

(b) The Company and its Subsidiaries have a good and valid leasehold interest in all of its Leased Real Property, free and clear of all liens (except for Permitted Liens).

(c) Each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to material real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (the “Leased Real Property”), is valid and binding on the Company or its Subsidiaries and is in full force and effect and, to the Knowledge of the Company, valid and binding on, and enforceable against, the other parties thereto, and the Company has made available to Parent and Merger Sub true, correct and complete copies of each Lease.

(d) Neither the Company nor any of its Subsidiaries is in breach or default under any of the Leases, beyond any applicable grace periods, and to the Knowledge of the Company, no event has occurred and no circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default or permit the termination or modification, or acceleration of rent under, any Lease.

(e) The Leased Real Property constitutes all of the real property currently used or occupied by the Company.

(f) Section 3.14 of the Company Disclosure Letter sets forth a true and complete list of all Leased Real Property.

3.15 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) to the Knowledge of the Company, the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, (b) since July 28, 2021 to the date of this Agreement, no written notice of violation of, or liability arising under, any Environmental Law has been received by the Company or any of its Subsidiaries, the substance of which has not been resolved, (c) no Legal Proceeding is pending or, to the Knowledge of the Company as of the date of this Agreement, threatened in writing against the Company or any of its Subsidiaries under any Environmental Law, and (d) to the Knowledge of the Company, there has been no release of Hazardous Substances by the Company or any of its Subsidiaries on real property owned or operated by the Company or any of its Subsidiaries in violation of Environmental Laws.

3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Letter sets forth all (i) Company Registered Intellectual Property; and (ii) material proprietary software systems owned by the Company or any of its Subsidiaries (the “Company Software”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company or a Subsidiary is the owner of all rights, title and interests in and to each of the items set forth on Section 3.16(a)(i) of the Company Disclosure Letter free and clear of any Liens (other than Permitted Liens) and all registrations of the foregoing are subsisting, valid and, to the Knowledge of the Company, enforceable.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or any of its Subsidiaries, as applicable, owns, or is licensed or otherwise possesses adequate rights to use, all Intellectual Property used in or necessary to conduct their respective businesses as currently conducted.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no pending or, to the Knowledge of the Company, as of the date of this Agreement, threatened Legal Proceedings by any Person against the Company or any of its Subsidiaries alleging infringement, misappropriation or violation by the Company or any of its Subsidiaries, or their products or services, of any Intellectual Property of any other Person or challenging the ownership, validity or enforceability of any Company Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries have, within the past two (2) years, brought any claim or sent any notice alleging any infringement, misappropriation, or violation of Intellectual Property to any Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries, the conduct of their businesses and the use of their products and services have not, within the past two (2) years, infringed, misappropriated or violated and do not infringe, misappropriate or violate any Intellectual Property of any other Person and (ii) to the Knowledge of the Company, no Person has, within the past two (2) years, infringed, misappropriated or violated any Company Intellectual Property.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain commercially reasonable practices to protect the confidentiality of any confidential information or trade secrets owned or possessed by them, and are not in breach of, and have not breached, any obligations of confidentiality owed to a third party. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all current and former employees and contractors who have developed or contributed any Intellectual Property for the Company or any Subsidiary have executed a written agreement assigning such rights to the Company or applicable subsidiary.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Software is subject to any source code escrow arrangement that requires or would require the Company or any of its Subsidiaries to divulge to any Person any source code that is part of such Company Software. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has used, modified or distributed any Open Source Software in a manner that (i) requires the disclosure, licensing or distribution of any source code for any Company Software, (ii) imposes any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company Software or (iii) allows for any Person to decompile, disassemble or otherwise reverse engineer any Company Software.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary lawfully owns, leases or licenses all Systems and such Systems are reasonably sufficient for the immediate needs of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Systems do not contain any viruses, bugs, vulnerabilities, faults or other disabling code that could significantly disrupt or adversely affect the functionality or integrity of any System. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past six (6) months, there has been no failure or other substandard performance involving any System that has caused a material disruption to the Company or any of its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries maintain commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities.

3.17 Data Privacy.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have, currently and during the past three (3) years, materially complied with all applicable Data Protection Obligations and have adopted and published privacy policies on their websites that accurately describe their Processing of Personal Information.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have implemented and maintain a written information security program comprising commercially reasonable administrative, technical and physical safeguards.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries have experienced any Security Incident; or received any claim alleging that the Company or any of its Subsidiaries has violated any Data Protection Obligation or, to the Knowledge of the Company, been the subject of any governmental investigation or enforcement action making such an allegation in the past three (3) years.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries sell, or have sold, Personal Information collected from or regarding students or children under the age of thirteen (13) in contravention of applicable Data Protection Obligations.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor its Subsidiaries have engaged in any targeted online advertising or created profiles for non-educational purposes based on students’ Personal Information in contravention of Data Protection Obligations.

3.18 Tax Matters.

(a) Except as would not reasonably be material to the Company and its Subsidiaries, taken as a whole:

(i) Each of the Company and its Subsidiaries have timely filed (taking into account valid extensions) all material Tax Returns required to be filed by it and each such Tax Return is true, correct, and complete in all material respects.

(ii) The Company and each of its Subsidiaries paid, or have adequately reserved for the payment of, all material Taxes that are required to be paid by it (whether or not shown as due on such Tax Returns) and has complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes by it and related information reporting requirements with respect to amounts owing to or from any of its employees, creditors, customers, or other third parties.

(iii) There are no liens for Taxes upon any property or assets of the Company or any of its Subsidiaries except for Permitted Liens described in clause (i) of the definition thereof.

(iv) No deficiency for any amount of income or other material Taxes has been proposed or asserted in writing or assessed by any Governmental Authority against the Company or any of its Subsidiaries that remains unpaid or unresolved in whole or in part.

(v) Neither the Company nor any of its Subsidiaries has executed any waiver, except in connection with any ongoing material Tax examination, of any statute of limitations on, or extended the period for the assessment or collection of, any material Tax, in each case that has not since expired.

(vi) There are no audits suits, claims, examinations, investigations, or other proceedings by a Governmental Authority in respect of material Taxes or Tax matters pending or threatened in writing against the Company or any of its Subsidiaries.

(vii) No written claim has been made within the past three (3) years by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns or pay Taxes that the Company or any of its Subsidiaries is or may become subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(viii) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation or indemnification agreement, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; or (B) has any material liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor or by contract, other than any such agreement entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes. Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group for Tax purposes (other than a group the common parent of which is the Company or a Subsidiary of the Company).

(ix) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (A) change in method of accounting or use of an improper accounting method in any taxable period (or portion thereof) ending on or before the Closing Date pursuant to Section 481 of the Code (or any analogous or similar provision of U.S. state, or local or non-U.S. Tax Law), (B) installment sale or open transaction disposition made prior to the Closing, or (C) prepaid or deposit amount received, or deferred revenue accrued, outside the ordinary course of business prior to the Closing.

(x) In the last two years, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a transaction purported or intended to qualify for tax-free treatment under Section 355(a) of the Code.

(xi) Neither the Company nor any of its Subsidiaries has applied for nor received any COVID-19 Governmental Assistance to which they were not entitled.

(xii) Neither the Company nor any of its Subsidiaries have at any time benefited from a forgiveness of debt or entered into any transaction or arrangement (including conversion of debt into shares of its share capital) which could have resulted in the application of sections 80, 80.01, 80.02, 80.03 or 80.04 of the Tax Act or any equivalent provisions of applicable provincial tax legislation.

(b) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2). Neither the Company nor any of its Subsidiaries has been or is engaged in any transaction which is a “notifiable transaction” (as defined in for purposes of section 237.3(1) and 237.4(1) of the Tax Act, respectively).

(c) Neither the Company nor any of its Subsidiaries has ever had a permanent establishment or otherwise has had an office or fixed place of business (in each case, within the meaning of an applicable tax treaty) in a country outside the jurisdiction of its incorporation.

(d) Holdings is treated as a partnership for U.S. federal income tax purposes.

3.19 Employee Benefits.

(a) Employee Plans. Section 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Employee Plans.

(b) Absence of Certain Plans. Neither the Company nor any of its ERISA Affiliates maintains, sponsors, participates in, contributes to or is required to contribute to, or in the past six (6) years has maintained, sponsored, participated in, contributed to, or been required to contribute to: (i) a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (ii) a “multiple employer plan” (as defined in Section 4063 or Section 4064 of ERISA), (iii) a plan that is subject to Section 412 of the Code or Title IV of ERISA or Section 302 of Title I of ERISA, or (iv) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), and neither the Company nor any of its ERISA Affiliates could reasonably be expected to have any liability (contingent or otherwise) with respect to any such plans; (v) a “registered pension plan” (as defined in subsection 248(1) of the Income Tax Act (Canada)); (vi) a “deferred profit sharing plan” (as defined in subsection 248(1) of the Income Tax Act (Canada)); (vii) a “retirement compensation arrangement” (as defined in subsection 248(1) of the Income Tax Act (Canada)); or (viii) an “employee life and health trust” (as defined in subsection 248(1) of the Income Tax Act (Canada)).

(c) Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Employee Plan has been established, maintained, funded, operated and administered in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code. Each Employee Plan and trust forming part thereof that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code or exempt from federal income taxation under Section 501(a) of the Code is the subject of a favorable determination letter, or may rely on a favorable opinion or advisory letter, issued by the IRS that it so qualified or exempt, as applicable, and, to the Knowledge of the Company, no events have occurred that could reasonably be expected to result in the revocation of the qualified status of, or result in material liability to, the Company with respect to, any such Employee Plan. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material contributions, premiums or payments required to be made with respect to each Employee Plan have been made on or before their due dates (including any extensions) and within the applicable time required by the Employee Plan and applicable Law. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Employee Plan, engaged in or been a party to any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) that could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code, in each case applicable to the Company, any of its Subsidiaries or any Employee Plan.

(d) Employee Plan Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Legal Proceedings or other material charges, claims, or complaints pending or, to the Knowledge of the Company, threatened or anticipated on behalf of, against or with respect to any Employee Plan, or, to the Knowledge of the Company, the plan sponsor (if not the Company), plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plan, other than routine claims for benefits.

(e) No Welfare Benefit Plan. No Employee Plan that (i) provides post-termination or retiree life insurance or welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law at such person’s sole expense or (ii) provides health and welfare benefits with respect to any current or former participant employed or engaged, or last employed or engaged, in Canada following such participant’s retirement or other termination of service, except to the minimum extent required by applicable Canadian employment standards legislation.

(f) Section 280G. Neither the execution and delivery of this Agreement nor the consummation of the Transactions (whether alone or in combination with any other event) will result in any payment or benefit that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code.

(g) No Gross-Ups. No Person is entitled to receive any additional payment (including any tax gross up or other payment) from the Company or any of its Subsidiaries as a result of the imposition of the excise Taxes by Section 4999 of the Code or any Taxes imposed by Section 409A of the Code.

(h) Transaction Payments; Acceleration. Neither the execution and delivery of this Agreement nor the consummation of the transactions will (whether alone or in combination with any other event), (i) result in any payment, compensation or benefits becoming due or an increase in any such payment, compensation or benefits due to any current or former director, officer, employee, or individual independent contractor of the Company or its Subsidiaries, (ii) require a contribution or funding by the Company or any of its Subsidiaries to an Employee Plan or the transfer or setting aside of assets to fund any benefits under an Employee Plan, (iii) result in any forgiveness of indebtedness of any current or former director, officer, employee, or individual independent contractor of the Company or its Subsidiaries, (iv) limit or restrict the right to merge, amend, terminate or transfer the assets of any Employee Plan following the Effective Time, or (v) result in any acceleration of vesting of any compensation or benefits for any current or former director, officer, employee or individual independent contractor of the Company or its Subsidiaries.

(i) Non-U.S. Employee Plans. With respect to each Employee Plan that is primarily subject to the Laws of a jurisdiction outside of the United States or maintained primarily for the benefit of any current or former director, officer, employee, or individual independent contractor who performs services for the Company or any of its Subsidiaries outside of the United States (each, a “Non-U.S. Employee Plan”), and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, such Non-U.S. Employee Plan (i) has been maintained and operated in accordance with the applicable plan document and all applicable Laws, (ii) if required to be funded, book-reserved or secured by an insurance policy, is funded, book-reserved, or secured by such an insurance policy, as applicable, based on reasonable and appropriate actuarial assumptions in accordance with applicable accounting principles and applicable Laws, and (iii) if required to be registered or intended to qualify for special tax treatment, satisfies all registration requirements or other requirements for such treatment. There is no Non-U.S. Employee Plan in the nature of a defined benefit plan or multiemployer plan.

(j) No Salary Deferral Arrangements. No Employee Plan is intended to be or has ever been found or alleged by a Governmental Authority to be a “salary deferral arrangement” as defined in subsection 248(1) of the Income Tax Act (Canada).

(k) Voluntary Retirement Savings Plan Act Compliance. The Company and its Subsidiaries have, at all relevant times, offered eligible employees a qualifying retirement plan in compliance with the Voluntary Retirement Savings Plans Act (Québec).

3.20 Labor Matters.

(a) Except as set forth on Section 3.20 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or otherwise subject to or bound by, any collective bargaining agreement or other Contract with a Union, and no such Contract is being negotiated by the Company or any of its Subsidiaries. No employee of the Company or any of its Subsidiaries is represented by a Union in connection with their employment with the Company or any of its Subsidiaries. To the Knowledge of the Company, there are no proceedings or efforts being brought, made or threatened by, or on behalf of, any Union to organize any employees or contract workers of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries, and there have been no such proceedings or efforts in the past three (3) years. There are no material labor disruptions or activities (including any strike, lockout, work stoppage, demand or petition for recognition of a Union, handbilling, picketing, or concerted work slowdown or stoppage) pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and there have been no such disruptions or activities for the past three (3) years. No notice, consent or consultation obligations with respect to any employees of the Company or any of its Subsidiaries, or any Union, will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the Transactions.

(b) The Company and its Subsidiaries are, and for the past three (3) years have been, in material compliance with all applicable Laws respecting employment and employment practices and terms and conditions of employment, including any provision relating to wages and hours (including minimum wage, overtime, meal and rest breaks, vacation time and pay, sick leave and work-related expense reimbursement), child labor, withholdings and deductions, background checks and drug testing, classification and payment of employees and independent contractors, pay equity, fair employment practices (including non-discrimination, non-harassment and non-retaliation), termination pay, collective bargaining, disability rights, leaves of absence, occupational health and safety, workers’ compensation, plant closings and mass layoffs, immigration (including Form I-9 compliance) and requirements applicable to employers who hold federal contracts.

(c) There are no, and for the past three (3) years there have been no material, Legal Proceedings pending (or to the Knowledge of the Company, threatened) by or before any Governmental Authority against the Company or any of its Subsidiaries concerning employment-related matters or brought by or on behalf of any current or former applicant, employee, independent contractor or other non-employee service provider (including any such Person engaged through a third-party) of the Company or any of its Subsidiaries, including, but not limited to, in respect of wrongful dismissal, constructive dismissal, discrimination, harassment, sexual harassment or reprisal.

(d) True and complete information as to the name, employing or engaging entity, current job title or position (including whether treated as an employee or independent contractor), work location and compensation for all current employees and individual independent contractors of the Company and its Subsidiaries has been provided to Parent. To the Knowledge of the Company, no executive or key employee of the Company or any of its Subsidiaries (i) has given notice of termination of employment or otherwise disclosed plans to terminate employment with the Company or any of its Subsidiaries within the twelve (12) month period following the date hereof, (ii) is employed under a non-immigrant work visa or other work authorization sponsored by the Company or any of its Subsidiaries that is limited in duration, or (iii) has been the subject of any sexual or similar type (based on any other legally-protected characteristic) of discrimination, harassment, or misconduct allegations during his or her tenure at the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have reasonably investigated all sexual harassment, or other harassment, discrimination, retaliation, or policy violation allegations against current or former officers, directors, employees, consultants or non-employee service providers of the Company or any of its Subsidiaries that have been reported to them or of which they were otherwise aware, in each case, in the past three (3) years. With respect to each such allegation, the Company or its applicable Subsidiary has taken corrective action that is reasonably calculated to prevent further improper action.

3.21 Compliance with Laws.

(a) The Company and each of its Subsidiaries are, and since July 28, 2021 have been, in compliance with all Laws that are applicable to the Company and its Subsidiaries or to the conduct of the business or operations of the Company and its Subsidiaries or to the operations and use of the Leased Real Property (including in respect of the Company’s Indian Subsidiaries’ engagement in the business of creating and providing ed tech solutions and Software, and not otherwise engaging in the education sector), except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (i) the Company and its Subsidiaries have all Governmental Authorizations necessary for the ownership and operation of its business as presently conducted, and each such Governmental Authorization is in full force and effect; (ii) the Company and its Subsidiaries are, and since July 28, 2021 have been, in compliance with the terms of all Governmental Authorizations necessary for the ownership and operation of its businesses; and (iii) since July 28, 2021, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority alleging any conflict with or breach of any such Governmental Authorization, the substance of which has not been resolved.

3.22 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions, other than any Transaction Litigation, there are no, and since July 28, 2021 there have been no Legal Proceedings pending or, to the Company’s Knowledge, threatened in writing against the Company or any of its Subsidiaries.

(b) No Orders. Except as would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions, neither the Company nor any of its Subsidiaries is subject to any Order.

3.23 Insurance. The Company and its Subsidiaries have all material policies of insurance covering the Company and its Subsidiaries and any of their respective employees, properties or assets, that are customarily carried by Persons conducting business similar to that of the Company and its Subsidiaries. As of the date of this Agreement, all such insurance policies are in full force and effect, no written notice of cancellation has been received and there is no existing default or event that, with notice or lapse of time or both, would constitute a default by any insured party thereunder, except for such defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.24 Anti-Corruption, Anti-Money Laundering, and Trade Compliance.

(a) Since July 28, 2021, none of the Company, any of its Subsidiaries, or, when acting on behalf of the Company or its Subsidiaries, any officer, director, employee, or, to the Knowledge of the Company, agent of the Company or its Subsidiaries has, offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage, or otherwise taken any action that would cause the Company or any of its Subsidiaries to be in violation of Anti-Corruption Laws.

(b) Neither the Company, nor any of its Subsidiaries, nor any officer, director, employee, or, to the Knowledge of the Company, agent of the Company or its Subsidiaries is a Sanctioned Party nor has, since July 28, 2021, engaged in, nor is now engaged in, any transactions with or for the benefit of any Sanctioned Party, nor has otherwise violated Sanctions.

(c) Neither the Company, nor any of its Subsidiaries, nor any officer, director or employee of the Company or its Subsidiaries has since July 28, 2021 engaged in, nor is now engaged in, any dealings or transactions with or for the benefit of any Person located, organized, or ordinarily resident in any Sanctioned Jurisdiction, in each case directly or, to the Knowledge of the Company, indirectly, including through any of their distributors, agents or other Persons acting on their behalf.

(d) Neither the Company nor any of its Subsidiaries has since July 28, 2021 violated or is in violation of any Anti-Money Laundering Law in any material respects.

(e) The Company and its Subsidiaries have since July 28, 2021 obtained material export licenses as required by, and otherwise have since July 28, 2021 operated, and are presently, in compliance with Export Control Laws in all material respects.

(f) Neither the Company nor any of its Subsidiaries is party to any actual or threatened legal proceedings or outstanding enforcement action relating to any breach or suspected breach of Anti-Corruption Laws, Anti-Money Laundering Laws, Sanctions, or Export Control Laws.

3.25 Brokers. Except for Goldman Sachs & Co. LLC and Centerview Partners LLC, there is no financial advisor, investment banker, broker, finder or agent that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission from the Company or any of its Subsidiaries in connection with the Transactions.

3.26 Related Party Transactions. Except for any transactions, or series of related transactions, agreements, arrangements or understandings with the Rollover Stockholders or their respective Affiliates in furtherance of the Rollover, and indemnification, compensation or other employment arrangements in the ordinary course of business, neither the Company nor any of its Subsidiaries is a party to any Contract commitment or transaction with or for the benefit of any Person that is required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act and that is not so disclosed.

3.27 Government Contracts.

(a) Since July 28, 2021, neither the Company nor any of its Subsidiaries has (i) materially breached or materially violated any Government Contract or the Laws and regulations pertaining thereto; (ii) been audited, with the exception of routine audits, or, to the Knowledge of the Company, investigated by any Governmental Authority with respect to any Government Contract; (iii) been the subject of any indictment, writ of information, judgment or order with respect to any Government Contract; (iv) had any Government Contract terminated for cause or default by any Governmental Authority or any other Person for default or failure to perform; or (v) received written notice from or on behalf of any Governmental Authority or any other Person indicating that such Governmental Authority or Person intends to cancel, terminate, materially modify, or not renew any Government Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since July 28, 2021, neither the Company nor any Subsidiary, nor any of their respective principals (as defined at 48 C.F.R. § 2.101) have been suspended, debarred, or proposed for debarment by any Governmental Authority or otherwise excluded by any Governmental Authority from participating in any federal, state, local or foreign government procurement or non-procurement programs and, to the Knowledge of the Company, no circumstances exist that would reasonably be expected to lead to the institution of suspension or debarment proceedings against the Company, any Subsidiary, or any of their respective principals.

(c) With respect to each Government Contract and Government Bid, since July 28, 2021, to the Knowledge of the Company, all representations, certifications and disclosures made by the Company and each of its Subsidiaries were complete and accurate in all material respects as of their effective date, and the Company and each of its Subsidiaries has complied in with all such representations, certifications and disclosures, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since July 28, 2021, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has knowingly made or submitted in writing any express false or fraudulent claim or statement to any Government Authority or any higher tier contractor in connection with a Government Contract or a Government Bid, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries has, or since July 28, 2021 has had, any Government Contract that requires it to obtain or maintain a United States government security clearance or a foreign government security clearance.

(f) Since July 28, 2021, the Company and the Subsidiaries have established and maintained adequate internal controls to ensure material compliance with their respective Government Contracts.

(g) To the Knowledge of the Company, since July 28, 2021, all invoices and claims for payment, reimbursement or adjustment submitted by the Company and its Subsidiaries in connection with any Government Contract were accurate and complete in all material respects as of their respective submission dates.

(h) To the Knowledge of the Company, there are no outstanding or unsettled allegations of fraud, false claims or overpayments with regard to any of the Company’s or any Subsidiary’s Government Contracts.

3.28 Lobbying. The Company, its Subsidiaries, its and their respective officers, directors, employees, and, to the Knowledge of the Company, its and their respective agents, representatives and consultants, in each case when acting on behalf of the Company or its Subsidiaries, have, at all times since July 28, 2021, (a) complied in all material respects with all applicable Lobbying Laws; (b) made all registrations, filings and disclosures required by the applicable Lobbying Laws, Government Contracts, and requests for proposal or other procurement processes issued by or administered by a Government Authority; and (c) to the Knowledge of the Company, not been the subject or target of any Legal Proceedings, investigation, or disclosure by or before any Governmental Authority relating to the Lobbying Laws, nor to Knowledge of the Company, is any such Legal Proceeding, investigation, or disclosure pending or threatened.

3.29 No TID U.S. Business. Neither the Company nor any of its Subsidiaries is a “TID U.S. business” as defined in 31 C.F.R. § 800.248.

3.30 Company Information. The information supplied or to be supplied by the Company for inclusion in the Information Statement and the Schedule 13e-3 will not, at the time the Information Statement is first disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein.

3.31 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III or in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Parent and Merger Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, or budget relating to the Company, any of its Subsidiaries or their respective businesses or (b) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as follows:

4.1 Organization; Good Standing. Parent (a) is duly organized, validly existing and in good standing pursuant to the Laws of its jurisdiction of organization; and (b) has the requisite power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets, in each case. Merger Sub (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware; and (ii) has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease and operate its properties and assets. Neither Parent nor Merger Sub is in violation of its Organizational Documents.

4.2 Corporate Power; Enforceability. Each of Parent and Merger Sub has the requisite corporate (or the equivalent thereof) power and authority to (a) execute and deliver this Agreement; (b) perform its obligations hereunder; and (c) consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

4.3 Non-Contravention. The execution and delivery of this Agreement by each of Parent and Merger Sub, the performance by each of Parent and Merger Sub of their respective obligations hereunder, and the consummation of the Transactions (a) do not violate or conflict with any provision of the Organizational Documents of Parent or Merger Sub; (b) do not violate, conflict with, result in the breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) pursuant to, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration pursuant to any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound; (c) do not, assuming the Governmental Authorizations referred to in Section 4.4 are obtained, violate or conflict with any Law applicable to Parent or Merger Sub; and (d) will not result in the creation of any lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) for such violations, conflicts, breaches, defaults, terminations, accelerations or liens that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.4 Requisite Governmental Approvals. No Governmental Authorization is required on the part of Parent, Merger Sub or any of their Affiliates in connection with (a) the execution and delivery of this Agreement by each of Parent and Merger Sub; (b) the performance by each of Parent and Merger Sub of their respective covenants and obligations pursuant to this Agreement; or (c) the consummation of the Transactions by Parent and Merger Sub, except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) such filings and approvals as may be required by any applicable federal or state securities Laws, including compliance with any applicable requirements of the Exchange Act; (iii) compliance with any applicable requirements of the HSR Act and any applicable foreign Antitrust Laws; and (iv) such other Governmental Authorizations the failure of which to obtain would not, individually or in the aggregate, have a Parent Material Adverse Effect.

4.5 No Foreign Person. Neither Parent nor Merger Sub is a “foreign person” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”).

4.6 Legal Proceedings; Orders.

(a) No Legal Proceedings. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, there are no Legal Proceedings pending or, to the knowledge of Parent or any of its Affiliates, threatened against Parent or Merger Sub.

(b) No Orders. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, neither Parent nor Merger Sub is subject to any Order.

4.7 Ownership of Company Common Stock. None of Parent, Merger Sub or any of their respective directors, officers, general partners or Affiliates or, to the knowledge of Parent or any of its Affiliates, any employees of Parent, Merger Sub or any of their Affiliates (a) has owned any shares of Company Common Stock; or (b) is or has been an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company, in each case during the three years prior to the date of this Agreement.

4.8 Brokers. There is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of Parent, Merger Sub or any of their Affiliates who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or other similar fee or commission in connection with the Transactions.

4.9 Operations of Parent and Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.001 per share, all of which are validly issued and outstanding. Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the Merger, and, prior to the Effective Time, Parent and Merger Sub shall not have engaged in any other business activities and shall not have incurred liabilities or obligations other than as contemplated by the Financing Letters, the Limited Guarantee and this Agreement. Parent owns beneficially and of record all of the outstanding capital stock and other equity and voting interest in, Merger Sub free and clear of all liens.

4.10 No Parent Vote or Approval Required. No vote or consent of the holders of any capital stock of, or other equity or voting interest in, Parent is necessary to approve this Agreement or the Merger. The adoption of this Agreement by the affirmative vote or consent of Parent is the only vote or consent of the holders of the capital stock of, or other equity interest in, Merger Sub necessary under applicable Law or its Organizational Documents to adopt this Agreement and consummate the Merger.

4.11 Limited Guarantee. Concurrently with the execution of this Agreement, Limited Guarantors have delivered to the Company a true, correct and complete copy of the Limited Guarantee, duly executed by the Limited Guarantors in favor of the Company. The Limited Guarantee is in full force and effect and constitutes a legal, valid and binding obligation of Limited Guarantor, enforceable against it in accordance with its terms. As of the date of this Agreement, no event has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach or failure to satisfy a condition on the part of the Limited Guarantors under the Limited Guarantee.

4.12 Financing.

(a) Financing Letters. As of the date of this Agreement, Parent has delivered to the Company true, correct and complete copies of (i) a duly executed equity commitment letter, dated as of the date of this Agreement, between Parent and the Limited Guarantors (the “Equity Commitment Letter”) pursuant to which the Limited Guarantors have committed, subject to the terms and conditions therein, to invest in Parent, directly or indirectly, the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (the “Equity Financing”); and (ii) a duly executed debt commitment letter, dated as of the date of this Agreement, among Parent, Merger Sub and the Financing Sources party thereto (including all exhibits, schedules, term sheets, and annexes thereto, as may be amended or modified in accordance with the terms hereof, collectively the “Debt Commitment Letters” and, together with the Equity Commitment Letter and the Fee Letters referenced below, the “Financing Letters”) and any other agreements related thereto, pursuant to which the Financing Sources thereto have committed, subject to the terms and conditions therein, to lend the amounts set forth therein for the purpose of funding a portion of the transactions contemplated hereby and thereby (including the repayment, prepayment or discharge of the outstanding debt under the Company Credit Agreement) (together with any Alternate Debt Financing, the “Debt Financing” and, together with the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, correct and complete copy of any fee letter (which may be redacted solely with respect to the fee amounts and other economic terms so long as no redaction covers amounts or terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing on the Closing Date) in connection with the Debt Commitment Letters (any such letter, a “Fee Letter”). The Equity Commitment Letter provides that the Company is an express third-party beneficiary thereof as set forth in, and subject to the terms and conditions of, the Equity Commitment Letter.

(b) No Amendments. As of the date of this Agreement, (i) the Financing Letters and the terms of the Financing have not been amended or modified; (ii) no such amendment or modification is contemplated (other than modifications to assign or reassign or reallocate commitments and/or roles to lenders, agents, co-agents, arrangers, bookrunners, managers or other roles under the Debt Commitment Letter, none of which shall have an impact on the amount or availability of the Financing); and (iii) the respective commitments contained in the Financing Letters have not been withdrawn, terminated, replaced or rescinded in any respect and no such withdrawal, termination, replacement or rescission is contemplated. There are no other Contracts, side letters or arrangements to which Parent, Merger Sub or any of their respective Affiliates is a party that could limit, delay, affect or impair the availability of the Financing necessary to consummate the Closing on the Closing Date other than as expressly set forth in the Financing Letters delivered to the Company prior to the date hereof.

(c) Sufficiency of Financing. Assuming (x) the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, (y) the accuracy of the representations and warranties of the Company contained in Article III are true and correct in a manner that would satisfy the condition set forth in Section 7.2(a) and (z) the Rollover has been consummated in accordance with the terms of this Agreement and the Support and Rollover Agreements, the Financing is sufficient to (i) make all payments contemplated by this Agreement to be made as of the Closing Date (including the payment of all payments to be made as of the Closing Date pursuant to Article II in connection with or as a result of the Merger); (ii) repay, prepay or discharge (after giving effect to the Merger) all amounts outstanding under the Company Credit Agreement in respect of the principal of and interest, fees, premiums or other amounts payable thereon, as contemplated by this Agreement; and (iii) pay all fees and expenses required to be paid by Parent or Merger Sub in connection with the Merger (the “Required Amount”).

(d) Validity. The Financing Letters (in the forms delivered by Parent to the Company) are in full force and effect with respect to, and constitute the legal, valid and binding obligations of, Parent and the other parties thereto, as applicable, enforceable against Parent, Merger Sub and the other parties thereto, as applicable, in accordance with their terms, except as such enforceability may be limited by the Enforceability Exceptions. Other than as expressly set forth in the Debt Commitment Letter and Equity Commitment Letter, there are no conditions precedent or other contingencies related to the funding of the full proceeds of the Financing pursuant to any agreement relating to the Financing to which the Limited Guarantors, Parent, Merger Sub or any of their respective Affiliates is a party. As of the date of this Agreement and assuming the representations and warranties of the Company contained in Article III are true and correct and the performance by the Company of its covenants under this Agreement, each of Parent and Merger Sub has no reason to believe that it or any other party to the Financing Letters will be unable to satisfy on a timely basis any term or condition therein. As of the date of this Agreement, no event has occurred that, with or without notice or lapse of time or both, would, or would reasonably be expected to, (i) constitute a default or breach on the part of Parent or any of the other parties thereto pursuant to the Financing Letters, (ii) result in the failure of any condition to the Financing; or (iii) otherwise result in any portion of the Financing to be unavailable or materially delayed. As of the date of this Agreement and assuming the representations and warranties of the Company contained in Article III are true and correct and the performance by the Company of its covenants under this Agreement, Parent has no reason to believe that (A) it will be unable to satisfy on a timely basis any term or condition of the Financing, or (B) the Financing completed by the Financing Letters will not be available to Parent on the Closing Date. As of the date of this Agreement, Parent and Merger Sub have fully paid, or caused to be fully paid, all commitment or other fees and amounts that are due and payable on or prior to the date of this Agreement pursuant to the terms of the Financing Letters.

(e) No Exclusive Arrangements. None of the Limited Guarantors, Parent, Merger Sub or any of their respective Affiliates has entered into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

4.13 Stockholder and Management Arrangements. As of the date hereof, except as set forth herein (including with respect to the Support and Rollover Agreements), none of the Limited Guarantors, Parent, Merger Sub or any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Merger; (ii) the Company; or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any holder of Company Common Stock would be entitled to receive consideration of a different amount or nature than the Per Share Price in respect of such holder’s shares of Company Common Stock (including through any “roll-over” of existing equity in connection with the Transactions); (ii) any Company Stockholder has agreed to approve this Agreement or vote against any Superior Proposal; or (iii) any Company Stockholder, director, officer, employee or other Affiliate of the Company other than the Limited Guarantors has agreed to provide, directly or indirectly, equity investment to Parent, Merger Sub or the Company to finance any portion of the Merger.

4.14 Solvency. As of the Effective Time assuming (x) the satisfaction of the conditions set forth in Section 7.1 and Section 7.2, and (y) the accuracy of the representations and warranties of the Company contained in Article III are true and correct in a manner that would satisfy the condition set forth in Section 7.2(a), and immediately after giving effect to the Transactions (including the Merger and the payment of all amounts payable pursuant to Article II in connection with or as a result of the Merger and all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith), (a) the amount of the “fair saleable value” of the assets determined on a going concern basis, of the Surviving Corporation and its Subsidiaries (on a consolidated basis) will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries (on a consolidated basis); and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and its Subsidiaries (on a consolidated basis) on their existing debts (including contingent liabilities) as such debts become absolute and matured; (b) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will not have an unreasonably small amount of capital for the operation of the businesses in which they are engaged or proposed to be engaged; and (c) the Surviving Corporation and its Subsidiaries (on a consolidated basis) will be able to pay their liabilities, including contingent and other liabilities, as they mature. Subject to the assumptions set forth in the previous sentence, no transfer of property is being made by Parent, Merger Sub, the Surviving Corporation or any their respective Affiliates (or is contemplated being made) and no obligation is being incurred (or is contemplated being incurred) by Parent, Merger Sub, the Surviving Corporation or any of their respective Affiliates in connection with the Transactions (or any series of related transactions or any other transactions in close proximity with the Transactions) (a) with the intent to hinder, delay or defraud either present or future creditors of the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates, (b) that could reasonably be expected to render the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates insolvent or (c) that as of the date hereof, is reasonably expected to have a material adverse effect on the long term financial sustainability of the Surviving Corporation, Parent, Merger Sub or any of their respective Affiliates.

4.15 Non-Reliance. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts, and other forward-looking information, as well as certain business and strategic plan information, regarding the Company and its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, and other forward-looking statements, as well as in such business and strategic plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, or business plans), and that, except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub have not relied on such information or on any other representation or warranty (express or implied), memorandum, presentation or other materials or information provided by or on behalf of the Company and will have no claim against the Company or any of its Subsidiaries, or any of their respective Representatives, with respect thereto or any rights hereunder with respect thereto, except pursuant to the express terms of this Agreement, including on account of a breach of any of the representations, warranties, covenants or agreements set forth herein. Without limiting the generality of the foregoing, Parent and Merger Sub each acknowledges and agrees that neither the Company nor any other Person makes or has made any representations or warranties with respect to any estimates, projections, forecasts, or other forward-looking information (or omissions therefrom) made available to Parent, Merger Sub or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions).

4.16 Parent and Merger Sub Information. The information supplied or to be supplied by Parent or Merger Sub for inclusion in the Information Statement or the Schedule 13e-3 will not, at the time the Information Statement is first disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.17 Support and Rollover Agreements. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Support and Rollover Agreements. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach by Parent under any Support and Rollover Agreement.

4.18 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV or in any certificate delivered pursuant to this Agreement, none of Parent, Merger Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Merger Sub or their Affiliates or their respective business, operations, assets, liabilities, condition (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Except for the representations and warranties expressly set forth in Article III, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub or any of their respective Representatives or any information developed by Parent, Merger Sub or any of their respective Representatives.

ARTICLE V

INTERIM OPERATIONS OF THE COMPANY

5.1 Affirmative Obligations. Except (A) as expressly contemplated or required by this Agreement, (B) as set forth in Section 5.1 of the Company Disclosure Letter, (C) as required by applicable Law, (D) any COVID-19 Measures, subject to the Company using good faith efforts to provide prior notice to, and reasonably consult with, Parent or (E) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and shall be deemed not provided if Parent provides no written response within seven (7) Business Days after a written request by the Company for such consent), during the period from the execution and delivery of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (the “Interim Period”), the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to (provided that no action or omission by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2 shall be deemed a breach of this sentence unless such action or omission would constitute a breach of such relevant provision of Section 5.2):

(a) conduct its business in all material respects in the ordinary course of business;

(b) preserve intact in all material respects its assets, properties and Material Contracts; and

(c) preserve intact in all material respects its significant commercial relationships with third parties.

5.2 Forbearance Covenants. Except (A) as expressly contemplated or required by this Agreement, (B) as set forth in Section 5.2 of the Company Disclosure Letter, (C) as required by applicable Law, (D) any COVID-19 Measures or (E) as approved in advance by Parent in writing (which approval shall not be unreasonably withheld, conditioned or delayed and shall be deemed not provided if Parent provides no written response within seven (7) Business Days after a written request by the Company for such consent), during the Interim Period, the Company shall not, and shall not permit any of its Subsidiaries, to (whether directly or indirectly):

(a) amend or repeal the Organizational Documents of the Company or any of its Subsidiaries (other than immaterial changes to the Organizational Documents of any of its Subsidiaries);

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, conversion, division, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver any Company Securities, except upon the vesting or settlement of, Company RSUs, Company MSUs or Company PSUs, in each case, outstanding on the date of this Agreement in accordance with their terms as in effect on the date hereof;

(d) except for transactions solely among the Company and its wholly-owned Subsidiaries or solely among the wholly-owned Subsidiaries of the Company, adjust, reclassify, split, combine, subdivide or redeem, repurchase, purchase or otherwise acquire or amend the terms of, directly or indirectly, any of its capital stock or other equity or voting interest, other than (i) the withholding of shares of Company Common Stock to satisfy Tax obligations incurred in connection with the vesting and settlement of Company RSUs, Company MSUs or Company PSUs, and (ii) the acquisition by the Company of Company RSUs, Company MSUs or Company PSUs in connection with the forfeiture of such awards, in each case in accordance with their terms as in effect on the date of this Agreement;

(e) (i) declare, set aside or pay any dividend or other distribution including, for the avoidance of doubt, any distributions in accordance with Section 4.1(a)(1) of the Holdings LLC Agreement (in each case, whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock or other equity or voting interest, except for dividends or other distributions made by any direct or indirect Subsidiary of the Company to the Company or one of its other Subsidiaries, (ii) modify the terms of any shares of capital stock or other equity or voting interest or (iii) pledge or encumber any shares of its capital stock or other equity or voting interest;

(f) incur, assume, settle, prepay (other than in the ordinary course of business) endorse, guarantee, or otherwise become liable for any Indebtedness for borrowed money, except (i) revolving borrowings in the ordinary course of business for working capital purposes under the Company’s credit facilities as in effect on the date hereof in a manner consistent with past practices, (ii) guarantees or credit support provided by the Company or any of its Subsidiaries of the obligations of the Company or any of its Subsidiaries to the extent such Indebtedness is in existence on the date of this Agreement or incurred in compliance with this Section 5.2(f), (iii) performance bonds and surety bonds entered into in the ordinary course of business and (iv) any Indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries;

(g) grant or permit to exist, any material Lien (other than Permitted Liens) on any assets or properties of the Company and its Subsidiaries;

(h) (i) enter into, adopt, amend, modify (including accelerating the vesting), or terminate any material Employee Plan (or any plan, program, policy or agreement that would be a material Employee Plan if in effect on the date of this Agreement) or accelerate any compensation or benefits of any current or former director, officer, employee, non-employee service provider or individual independent contractor; or (ii) increase or change the benefits or compensation payable or paid, whether conditionally or otherwise, of or to any current or former director, officer, employee, or individual independent contractor (other than any increase in annual base salary or annual wage rate and commensurate increases in target annual bonus opportunities adopted in the ordinary course of business in respect of any non-officer employee or individual service provider whose annual base salary or annual wage rate does not exceed $250,000 after giving effect to such increase), or pay or commit to pay any retention, stay, transaction or similar bonus or compensation to any such director, officer, employee, non-employee service provider or individual independent contractor, except, in the case of each of clauses (i) or (ii), as applicable (A) to the extent required by applicable Law or pursuant to any Employee Plan in effect on the date of this Agreement and set forth on the Company Disclosure Letter; (B) in conjunction with annual renewal or plan design changes for broad-based health and welfare Employee Plans that are made in the ordinary course of business and do not result in material additional cost to the Company; or (C) at-will offer letters (or, for jurisdictions outside of the United States, employment agreements that provide for employment periods or rights no greater than required by applicable Law) entered into with new hires in the ordinary course of business and whose annual base salary or annual wage rate is less than $250,000; provided that any such offer letter or employment agreement does not provide for severance payments (unless otherwise required by Law with respect to an employee located outside of the United States), notice periods in excess of thirty (30) days (unless otherwise required by Law with respect to an employee located outside of the United States), equity grants or any retention bonuses;

(i) hire or engage, or terminate (other than for cause) any employee or individual independent contractor with an annual base compensation in excess of $250,000;

(j) negotiate, enter into, amend or extend any collective bargaining agreement or similar Contract with a Union or recognize or certify any Union as the bargaining representative for any employees of the Company or any of its Subsidiaries;

(k) implement any layoffs affecting, place on unpaid leave or furlough, or materially reduce the hours or weekly pay of, fifty (50) or more employees, or take any other action that would require notice under the federal Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law;

(l) settle, release, waive or compromise any pending or threatened Legal Proceeding for an amount in excess of $2,000,000 individually or $5,000,000 in the aggregate other than (i) any settlement where the amount paid or to be paid by the Company or any of its Subsidiaries is covered by insurance coverage maintained by the Company or any of its Subsidiaries and (ii) settlements of any Legal Proceedings for an amount not in excess of the amount, if any, reflected or reserved in the balance sheet (or the notes thereto) of the Company;

(m) materially change the Company’s or its Subsidiaries’ methods, principles or practices of financial accounting or annual accounting period, except as required by GAAP, Regulation S-X of the Exchange Act (or any interpretation thereof), or by any Governmental Authority or applicable Law;

(n) other than where such action is required by Law, (A) change or revoke any material Tax election; (B) change any annual Tax accounting period or material method of Tax accounting, (C) amend any material Tax Return, (D) settle or compromise any material claim related to Taxes for an amount materially in excess of amounts reserved, (E) enter into any material closing agreement with respect to Taxes, or (F) surrender any right to claim a material Tax refund for an amount materially in excess of amounts reserved;

(o) incur or commit to incur any capital expenditures other than (i) as set forth in Section 5.2(p) of the Company Disclosure Letter; or (ii) expenditures that do not exceed $1,000,000 individually or $5,000,000 in the aggregate;

(p) sell, assign, transfer, lease, license, encumber, abandon or permit to lapse any Company Registered Intellectual Property or other material Company Intellectual Property, other than Permitted Liens or expirations of Registered Intellectual Property at the end of the applicable statutory term;

(q) enter into, or in any material respect, modify, amend or waive any rights under, or terminate (other than any Material Contract that has expired in accordance with its terms) any Material Contract except, in each case, in the ordinary course of business; provided that any Material Contract (x) described by the definition set forth in Section 1.1(qqq)(ii) shall be exclusively governed by Section 5.2(s) and (y) described by the definition set forth in Section 1.1(qqq)(v) shall be exclusively governed by Section 5.2(f);

(r) acquire any division, assets, properties, businesses or equity securities in (or otherwise make an investment in) any Person (including by merger, consolidation or acquisition of stock or assets), other than (i) in or from any Subsidiary of the Company (ii) assets in the ordinary course of business or (iii) that do not exceed $10,000,000 in the aggregate;

(s) (i) sell, lease, transfer, abandon, exclusively license, assign or otherwise dispose of any real property, in each case other than in the ordinary course of business; or (ii) acquire any real property or interests therein (whether by purchase, lease or otherwise);

(t) sell, assign, transfer, or otherwise dispose of, any of the Company’s or its Subsidiaries’ material assets, other than Company Intellectual Property and other than such sales, assignments, transfers or other dispositions that (i) are in the ordinary course of business or (ii) do not have a purchase price that exceeds $10,000,000 in the aggregate;

(u) make any loans, advances or capital contributions to, any other Person, except for (i) extensions of credit to customers in the ordinary course of business; (ii) advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company’s or its Subsidiaries’ policies related thereto; (iii) loans, advances or capital contributions to, any direct or indirect wholly owned Subsidiaries of the Company; and (iv) if not otherwise covered by clauses (i), (ii) or (iii), in amounts less than $250,000 in the aggregate outstanding at any given time;

(v) amend, cancel, fail to renew, or renew for less coverage, any insurance policies of the Company or its Subsidiaries that are set forth on Section 5.2(v) of the Company Disclosure Letter;

(w) amend the terms of that certain Tax Receivable Agreement, dated as of July 27, 2021, by and among the Company, Holdings and the other parties thereto, except as set forth in the TRA Amendment;

(x) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404 (other than transactions entered into the ordinary course of business consistent with past practice on arms-length terms with portfolio companies affiliated with the Principal Stockholders); or

(y) agree, resolve or commit to take any of the actions prohibited by this Section 5.2.

For purposes of this Section 5.2 (and the definitions contained herein), references to the Company and its Subsidiaries shall be deemed to include Severin Topco LLC.

5.3 No Solicitation.

(a) No Solicitation or Negotiation. Subject to the final sentence of this Section 5.3(a), and subject to the terms of Section 5.3(b), during the Interim Period, the Company and its Subsidiaries shall not, and shall cause their respective directors and officers not to, and will instruct and use reasonable best efforts to cause each of their Representatives not to, directly or indirectly, (i) solicit, initiate, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any proposal or offer that constitutes or could reasonably be expected to lead to, an Acquisition Proposal; (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries or afford to any Person access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries, in any such case with the intent to reasonably be expected to induce the making, submission or announcement of, or to knowingly encourage or knowingly facilitate, an Acquisition Proposal; (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, in each case, other than informing such Persons of the existence of the provisions contained in this Section 5.3 and contacting the Person making the Acquisition Proposal solely in order to clarify the terms or conditions of the Acquisition Proposal in connection with determining whether the Acquisition Proposal constitutes a Superior Proposal; (iv) approve, endorse or recommend an

Acquisition Proposal; or (v) enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction (including any “clean team” or similar arrangement), other than an Acceptable Confidentiality Agreement (any such letter of intent, memorandum of understanding, merger agreement, acquisition agreement or other Contract relating to an Acquisition Transaction, an “Alternative Acquisition Agreement”). Subject to the following two sentences of this Section 5.3(a), and subject to the terms of Section 5.3(b), promptly (and in any event within twenty-four hours) following the execution of this Agreement, the Company shall request the return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any Person (other than Parent, the Limited Guarantors, the Financing Sources and their respective Representatives and Affiliates) with whom a confidentiality agreement was entered into at any time prior to the date hereof with respect to an Acquisition Proposal, and shall immediately and shall cause each of its Subsidiaries and each of its and its Subsidiary’s respective directors and officers and use its reasonable best efforts to cause its and their respective other Representatives to immediately (A) cease any discussions, communications or negotiations with any Person (other than the Parties and their respective Representatives) in connection with an Acquisition Proposal (or proposals or offers that could reasonably be expected to lead to an Acquisition Proposal) by any such Person, in each case that exists as of the date of this Agreement and (B) terminate all access of any Person (other than the Parties and their respective Representatives) to any electronic data room maintained by the Company or other diligence access with respect to any Acquisition Proposal. During the Interim Period, the Company will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or similar provision that prohibits or purports to prohibit a proposal being made to the Company Board (or the Special Committee) unless the Company Board (acting under the direction of the Special Committee) has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(b) Superior Proposals. Notwithstanding anything to the contrary set forth in this Agreement, from the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Company Stockholder Approval, the Company and the Company Board (acting under the direction of the Special Committee) may, directly or indirectly through one or more of their Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, books, records or personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to any Person or such Person’s Representatives that has made, renewed or delivered to the Company an Acquisition Proposal after the date of this Agreement, contact such Person to clarify the terms or conditions thereof and otherwise facilitate such Acquisition Proposal or assist such Person (and such Person’s Representatives and financing sources) with such Acquisition Proposal if requested by such Person, in each case, with respect to an Acquisition Proposal that the Company Board (acting under the direction of the Special Committee) has determined in good faith (after consultation with its financial advisors and outside legal counsel) either constitutes a Superior Proposal or is reasonably expected to lead to a Superior Proposal; provided that, subject to applicable Law and any applicable “clean team” or similar arrangement, the Company shall provide to Parent and Merger Sub any material non-public information or data that is provided to any Person given such access that was not previously made available to Parent or Merger Sub prior to or promptly following the time it is provided to such Person.

(c) No Change in Company Board Recommendation or Entry into an Alternative Acquisition Agreement. Except as permitted by Section 5.3(d) or Section 5.3(f), the Company Board, including the Special Committee, shall not:

(i) (A) withhold, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect, including failing to include the Company Board Recommendation in the proxy statement submitted in connection with the Transactions; (B) recommend a tender or exchange offer related to an Acquisition Proposal in any position taken in accordance with Rules 14d-9 and 14e-2 promulgated under the Exchange Act; (C) adopt, endorse, approve, recommend or declare advisable, or propose publicly to adopt, endorse, approve, recommend or declare advisable, or submit to the Company Stockholders for approval or adoption, any Acquisition Proposal; or (D) fail to reaffirm the Company Board Recommendation within ten (10) Business Days of receiving a written request from Parent (or, if earlier, at least two (2) Business Days prior to the Company Stockholder Meeting) to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal (any action described in clauses (A) through (D), a “Company Board Recommendation Change”); provided that, for the avoidance of doubt, none of (1) the factually accurate disclosure by the Company of the receipt of an Acquisition Proposal, (2) the determination by the Company Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (3) the delivery by the Company of any notice contemplated by Section 5.3(d) will constitute a Company Board Recommendation Change; or

(ii) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement.

(d) Company Board Recommendation Change; Entry into Alternative Acquisition Agreement. Notwithstanding anything to the contrary set forth in this Agreement, until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Company’s receipt of the Company Stockholder Approval:

(i) the Company Board (acting under the direction of the Special Committee) may effect a Company Board Recommendation Change (within the meaning of clause (A) of the definition of “Company Board Recommendation Change”) in response to an Intervening Event if the Company Board (acting under the direction of the Special Committee) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Company Board (acting under the direction of the Special Committee) shall not effect such a Company Board Recommendation Change unless:

(1) (A) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(i)(1), the “Intervening Event Notice Period”) to the effect that the Company Board (acting under the direction of the Special Committee) intends to effect a Company Board Recommendation Change, which notice shall specify the basis for such Company Board Recommendation Change; and (B) prior to effecting such Company Board Recommendation Change, the Company and its Representatives, during the Intervening Event

Notice Period, have been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change; provided that, in the event the Intervening Event to which this provision applies thereafter changes in any material respect, the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(i)(1) with respect to such new written notice, it being understood that the “Intervening Event Notice Period” in respect of such new written notice will be two (2) Business Days; and

(2) at the end of the Intervening Event Notice Period and prior to taking any such action, the Company Board (acting under the direction of the Special Committee) has considered in good faith any such proposals by Parent to make revisions to the terms of this Agreement and the Financing Letters, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that the failure to effect a Company Board Recommendation Change would continue to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect; or

(ii) if the Company has received an unsolicited Acquisition Proposal and that the Company Board (acting under the direction of the Special Committee) has determined in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, then the Company Board (acting under the direction of the Special Committee) may (A) effect a Company Board Recommendation Change with respect to such Acquisition Proposal; or (B) cause the Company to terminate this Agreement pursuant to Section 8.1(h) in order to enter into an Alternative Acquisition Agreement with respect to such Acquisition Proposal; provided that the Company Board (acting under the direction of the Special Committee) shall not take any action described in the foregoing clauses (A) and (B) unless:

(1) the Company Board (acting under the direction of the Special Committee) determines in good faith (after consultation with its financial advisors and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary duties under applicable Law;

(2) (A) the Company has provided prior written notice to Parent at least three (3) Business Days in advance (such notice period, including any extension thereto, in accordance with this Section 5.3(d)(ii)(2), the “Acquisition Proposal Notice Period”) to the effect that the Company Board (or a committee thereof) intends to take the actions described in clauses (A) or (B) of Section 5.3(d)(ii), which notice shall specify the identity of the Person or Group making such Acquisition Proposal, the material terms thereof and copies of all material relevant agreements relating to such Acquisition Proposal; and (B) prior to effecting such Company Board Recommendation Change or termination, the Company and its Representatives, during the Acquisition Proposal Notice Period, have been available to negotiate with Parent and its Representatives in good faith (to the extent that Parent desires to so negotiate) to enable Parent to make such adjustments to the terms and conditions of this Agreement and the Financing Letters in such a manner that would obviate the need to effect a Company Board Recommendation Change or termination; provided that, in the event of any material modifications to such Acquisition

Proposal (it being understood that any change to the financial terms of such proposal shall be deemed a material modification), the Company will be required to deliver a new written notice to Parent and to comply with the requirements of this Section 5.3(d)(ii)(2) with respect to such new written notice, it being understood that the “Acquisition Proposal Notice Period” in respect of such new written notice will be two (2) Business Days; and

(3) at the end of the Acquisition Proposal Notice Period and prior to taking any such action, the Company Board has considered in good faith any such proposals by Parent to make revisions to the terms of this Agreement and the Financing Letters, and has determined in good faith (after consultation with its financial advisors and outside legal counsel), that (A) such Acquisition Proposal continues to constitute a Superior Proposal and (B) the failure to take such action would continue to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law if such changes proposed by Parent were to be given effect.

(e) Notice. During the Interim Period, the Company shall as promptly as reasonably practicable (and, in any event, within forty-eight (48) hours) notify Parent if any Acquisition Proposal is received by the Company or any of its Representatives. Such notice must include (i) the identity of the Person or Group making such Acquisition Proposal; and (ii) a summary of the material terms and conditions of any such Acquisition Proposal. Thereafter, the Company must keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such Acquisition Proposal and the status of any related material discussions or negotiations.

(f) Certain Disclosures. Subject to the terms of this Agreement, nothing contained in this Agreement will prohibit the Company or the Company Board (acting under the direction of the Special Committee) (i) from taking and disclosing to the Company Stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication in connection with the making or amendment of a tender offer or exchange offer), including by making a customary “stop-look-and-listen” communication to the Company Stockholders pursuant to Rule 14d-9(f) under the Exchange Act or (ii) from making disclosures to the Company Stockholders required under applicable securities Laws with regard to the Transactions or an Acquisition Proposal (solely with respect to clause (ii), so long as any such disclosure does not include any statement that constitutes, and does not otherwise constitute, a Company Board Recommendation Change).

5.4 No Control of the Other Party’s Business. The Parties acknowledge and agree that the restrictions set forth in this Agreement are not intended to give Parent or Merger Sub, on the one hand, or the Company, on the other hand, directly or indirectly, the right to control or direct the business or operations of the other at any time prior to the Effective Time. Prior to the Effective Time, and subject to the terms and conditions of this Agreement, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms, conditions and restrictions of this Agreement, complete control and supervision over their own business and operations.

ARTICLE VI

ADDITIONAL COVENANTS

6.1 Required Action and Forbearance; Efforts.

(a) Reasonable Best Efforts. Upon the terms and subject to the conditions set forth in this Agreement (including this Section 6.1(a)) and subject to any different standard set forth herein with respect to any covenant or obligation (including Section 5.1, Section 6.2 and Section 6.6(a)), Parent and Merger Sub shall (and shall cause their respective Subsidiaries to, if applicable), on the one hand, and the Company shall (and shall cause its Subsidiaries to), on the other hand, use their respective reasonable best efforts to (i) take (or cause to be taken) all actions; (ii) do (or cause to be done) all things; and (iii) assist and cooperate with the other Parties in doing (or causing to be done) all things, in each case as are necessary, proper or advisable pursuant to applicable Law or otherwise to consummate and make effective, as promptly as reasonably practicable, the Merger and the other Transactions, including by (A) causing the conditions to the Merger of the other Party set forth in Article VII to be satisfied (but not waived) and (B) (1) obtaining all consents, waivers, approvals, orders and authorizations from Governmental Authorities; and (2) making all registrations, declarations and filings with Governmental Authorities, in each case that are necessary or advisable to consummate the Transactions. This Section 6.1(a) shall not apply to filings under Antitrust Laws, which shall be governed by the obligations set forth in Section 6.2 below.

(b) No Consent Fee. Notwithstanding anything to the contrary set forth in this Section 6.1 or elsewhere in this Agreement, none of Parent, Merger Sub, the Company nor any of their respective Subsidiaries will be required to agree (and, the Company and its Subsidiaries shall not, without Parent’s written consent, agree) to (i) the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or (ii) the provision of additional security (including a guaranty) or any other contractual concessions, in each case, in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

(c) Obligations of Merger Sub. Parent and Merger Sub shall be jointly and severally liable for the failure by either of them to perform and discharge any of their respective covenants, agreements and obligations pursuant to this Agreement.

6.2 Antitrust and Regulatory Matters.

(a) Filing Under Antitrust Laws. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates, if applicable), on the other hand, shall, to the extent required, (i) within ten (10) Business Days following the date of this Agreement, file with the FTC and the Antitrust Division of the DOJ a Notification and Report Form relating to this Agreement and the Merger as required by the HSR Act; provided, that in the event there are changes to the HSR Notification and Report Form that take effect after the date hereof, the Parties shall mutually agree on an appropriate filing deadline for making such filings, which may exceed ten (10) Business Days after the date hereof; and (ii) within fifteen (15) Business Days following the date of this Agreement or such longer period as the Parties may agree in writing, file such notification filings, forms and submissions, including any draft notifications in jurisdictions requiring pre-notification, with any Governmental Authority as are required by other applicable Antitrust Laws in connection with the Merger. Each of Parent and the Company shall (A) cooperate and coordinate (and shall cause its respective Affiliates to cooperate and coordinate) with the other in the making of such filings; (B) supply the other (or cause the other to be supplied) with any information that may be required in order to make such filings; (C) supply (or cause to be supplied) any additional information that may be required or requested by the FTC, the DOJ or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made; and, subject to Section 6.2(b), (D) use reasonable best efforts to take (and to cause their Affiliates to take) all actions necessary, proper or advisable to (1) cause the expiration or termination of the applicable waiting periods pursuant to the HSR Act and any other Antitrust Laws applicable to this Agreement or the Merger; and (2) obtain all clearances, consents, approvals, waivers, actions, non-actions and other authorizations pursuant to any Antitrust Laws applicable to this Agreement or the Merger, in each case as promptly as reasonably practicable. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company (and its Affiliates), on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding the Merger in connection with such filings. If a Party or any of its Affiliates receives a request for additional information or documentary material from any Governmental Authority with respect to the Merger pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, then such Party shall make (or cause to be made), as promptly as reasonably practicable and after consultation with the other Parties, an appropriate response to such request; provided that no Party may extend any waiting period or enter into any agreement or understanding with any Governmental Authority without the permission of the other Parties, which shall not be unreasonably withheld, conditioned or delayed. Parent and Merger Sub shall be solely responsible for payment of all filing fees in connection with filings made under the HSR Act and any other Antitrust Laws.

(b) Regulatory Efforts. Notwithstanding the provisions set forth in Section 6.2(a), if and to the extent necessary to obtain clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations pursuant to the HSR Act or any other Antitrust Laws applicable to the Merger, and to avoid or eliminate each and every impediment under any Antitrust Law applicable to the Merger as promptly as reasonably practicable, each of Parent and Merger Sub shall use their reasonable best efforts to avoid or eliminate each and every impediment and to obtain all clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under the HSR Act and any Antitrust Laws, including (i) the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise), of any and all of the capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, properties, products or businesses of Parent, Merger Sub, the Company or the Company’s Subsidiaries; (ii) the termination, modification, or assignment of existing relationships, joint ventures, Contracts, or obligations of Parent, Merger Sub, the Company or the Company’s Subsidiaries; (iii) the modification of any course of conduct regarding future operations of Parent, Merger Sub, the Company or the Company’s Subsidiaries and (iv) any other restrictions on the activities of Parent, Merger Sub, the Company or the Company’s Subsidiaries, including the freedom of action of the Company or Parent, Merger Sub, the Company’s Subsidiaries with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement; in each case, so as to allow the consummation of the Merger as soon as reasonably practicable. Parent shall oppose any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay any required consents, clearances, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations applicable to the Merger, including by defending through litigation, any action asserted by any Person in any court or before any Governmental Authority and by exhausting all avenues of appeal, including appealing properly any adverse decision or order by any Governmental Authority. Notwithstanding the foregoing, nothing in this Agreement shall require Parent, Merger Sub, the Company or any of its Subsidiaries to (A) enter into any agreement or consent decree with the DOJ, FTC or any other Governmental Authority or take, or agree to take, any other action, in each case, that is not conditioned on the Closing, or (B) take any action, including those referred to in clauses (i) through (iv) of this Section 6.2(b), if such action would (x) reasonably be expected to be material to the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, or (y) otherwise involve any assets, properties, operations or businesses other than those of Parent, Merger Sub, the Company and its Subsidiaries. In furtherance, and not in limitation, of the foregoing, the Parties acknowledge and agree that the Company shall not, and shall cause its Subsidiaries not to, take any action referred to in clauses (i) through (iv) of this Section 6.2(b) without the prior written consent of Parent and Merger Sub.

(c) Cooperation. In furtherance and not in limitation of the foregoing, the Company, Parent and Merger Sub shall (and shall cause their respective Affiliates to), subject to any restrictions under applicable Laws, (i) promptly notify the other Parties of, and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any material communication received by such Person from a Governmental Authority in connection with the Merger and permit the other Parties to review and discuss in advance (and to consider in good faith any comments made by the other Parties in relation to) any proposed draft notifications, formal notifications, filings (except for HSR filings), submission or other written communication (and any analyses, memoranda, white papers, presentations, correspondence or other documents submitted therewith) made in connection with the Merger to a Governmental Authority; (ii) keep the other Parties informed (on a prompt basis) with respect to the status of any such submissions and filings to any Governmental Authority in connection with the Merger and any developments, meetings or discussions with any Governmental Authority in respect thereof, including with respect to (A) the receipt of any non-action, action, clearance, consent, approval, waiver or other authorizations, (B) the expiration or termination of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under applicable Laws, including any proceeding initiated by a private party, and (D) the nature and status of any objections raised or proposed or threatened to be raised by any Governmental Authority with respect to the Merger; and (iii) not independently participate in any meeting, hearing, proceeding or discussions (whether in person, by telephone, by video or otherwise) with or before any Governmental Authority in respect of the Merger without giving the other parties reasonable prior notice of such meeting or substantive discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of the Company, Parent and Merger Sub may reasonably designate any commercially sensitive information provided to any Governmental Authority as restricted to “outside counsel only” and any such information shall not be shared with employees, officers or directors or their equivalents of the other Party without approval of the Party providing the commercially sensitive information; provided that each of the Company, Parent and Merger Sub may redact any valuation and related information before sharing any information provided to any Governmental Authority with another Party on an “outside counsel only” basis, and that the Company, Parent and Merger Sub shall not in any event be required to share information that benefits from legal privilege with the other Parties, even on an “outside counsel only” basis, where this would cause such information to cease to benefit from legal privilege.

(d) Other Actions. Parent and Merger Sub shall not, and shall cause their Affiliates not to (i) acquire (by stock purchase, merger, consolidation, purchase of assets, license or otherwise), or (ii) enter into or agree to enter into, any Contracts or arrangements, including for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of, any ownership interest, equity interests, assets or rights in or of any Person that would reasonably be expected to, individually or in the aggregate, (A) prevent, materially delay or materially impede the obtaining of, or adversely affect in any material respect the ability of Parent to procure, any clearances, approvals, waivers, actions, non-actions, authorizations, consents, orders or declarations of any Governmental Authority or the expiration or termination of any applicable waiting period necessary to consummate the Transactions, including the Merger, or (B) materially increase the risk of any Governmental Authority entering an order, ruling, judgment or injunction prohibiting the consummation of the Transactions, including the Merger, or (C) cause Parent, Merger Sub or the Company to be required to obtain any additional clearances, consents, approvals, waivers, actions, waiting period expirations or terminations, non-actions or other authorizations under any Laws with respect to the Merger and the other Transactions. Notwithstanding anything to the contrary in this Agreement, for all purposes of this Section 6.2, the term “Affiliates” when used with respect to Parent or Merger Sub shall mean the North American investment funds, including Bain Capital Fund XIII, L.P., and their successor funds, that are managed or advised by Bain Capital Private Equity, LP.

6.3 Stockholder Consent; Preparation of the Information Statement.

(a) Stockholder Consent. As soon as practicable following the date of this Agreement and in lieu of calling a meeting of the Company Stockholders, the Company shall use its reasonable best efforts to obtain the Stockholder Consent. Promptly following receipt of the Stockholder Consent, the Company will provide Parent with a copy of such Stockholder Consent. In connection with the Stockholder Consent, the Company shall take all actions necessary or advisable to comply, and shall comply in all respects, with the DGCL, including Section 228 and Section 262 thereof, and the Organizational Documents of the Company. If the Stockholder Consent is not received by the Company and Parent within twenty-four (24) hours following the execution of this Agreement, Parent will be entitled to terminate this Agreement pursuant to Section 8.1(d).

(b) Information Statement.

(i) As promptly as reasonably practicable (but no later than twenty (20) Business Days) after the date of this Agreement, the Company shall prepare and file with the SEC a written information statement of the type contemplated by Rule 14c-2 of the Exchange Act containing (A) the information specified in Schedule 14C under the Exchange Act concerning the

Stockholder Consent and the Merger, (B) the notice of action by written consent required by Section 228(e) of the DGCL and (C) the notice of availability of appraisal rights and related disclosure required by Section 262 of the DGCL (the “Information Statement”). Parent shall provide the Company with all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Information Statement and shall otherwise assist and cooperate with the Company in the preparation of the Information Statement and the resolution of any comments thereto received from the SEC. Each of the Company, Parent and Merger Sub shall promptly correct any information with respect to it or provided by it for use in the Information Statement if and to the extent, in the absence of such a correction, the Information Statement would contain a misstatement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and the Company shall disseminate such correction to the Company Stockholders in an amendment or supplement. The Company shall notify Parent promptly upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Information Statement and shall promptly supply Parent with copies of all such comments, requests and any other written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Information Statement. The Company shall use its reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC concerning the Information Statement and to resolve such comments with the SEC and cause the Information Statement to be filed with the SEC in definitive form as contemplated by Rule 14c-2 under the Exchange Act, and shall use its reasonable efforts to cause the Information Statement to be disseminated to the Company Stockholders as promptly as reasonably practicable after the first to occur of (1) confirmation from the SEC that it has no further comments on the Information Statement, (2) confirmation from the SEC that the Information Statement is otherwise not to be reviewed or (3) expiration of the ten (10)-day period after filing in the event the SEC does not review the Information Statement. Prior to the filing of the Information Statement (or any amendment or supplement thereto) or any dissemination thereof to the Company Stockholders, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent and its counsel with a reasonable opportunity to review and to comment on such document or response and the Company shall consider in good faith all comments reasonably proposed by Parent.

(ii) The Company agrees that the Information Statement will comply as to form in all material respects with the requirements of the Exchange Act and that, at the time it is filed with the SEC, at the time it is first mailed to the Company Stockholders or at the time of any amendment or supplement thereof, the Information Statement will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements included or incorporated by reference in the Information Statement based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein. Parent agrees that none of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Information Statement will, at the time it is filed with the SEC or at the time it is first mailed to the Company Stockholders, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c) Schedule 13e-3. The Company shall, and shall cooperate with Parent to, concurrently with the preparation and filing of the Information Statement, prepare and file with the SEC a Rule 13e-3 Transaction Statement on Schedule 13e-3 (such transaction statement, including any amendment or supplement thereto, the “Schedule 13e-3”) relating to the Transactions.

(d) Furnishing Information(i) . Each of the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall furnish all information concerning it and its Affiliates, if applicable, as the other Party may reasonably request in connection with the preparation and filing with the SEC of the Information Statement and the Schedule 13e-3. If at any time any information relating to the Company, Parent, Merger Sub or any of their respective Affiliates should be discovered by the Company, on the one hand, or Parent or Merger Sub, on the other hand, that should be set forth in an amendment or supplement to the Information Statement or the Schedule 13e-3, as the case may be, so that such filing would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the Party that discovers such information shall promptly notify the other, and an appropriate amendment or supplement to such filing describing such information shall be promptly prepared and filed with the SEC by the appropriate Party and, to the extent required by applicable law or the SEC or its staff, disseminated to the Company Stockholders.

(e) Consultation Prior to Certain Communications. The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, shall provide the other Party a reasonable opportunity to review and comment on any written communication with the SEC or its staff with respect to the Information Statement and the Schedule 13e-3, as the case may be, and each Party shall give due consideration to all reasonable additions, deletions or changes suggested thereto by the other Parties or their respective counsel.

(f) Notices. The Company, on the one hand, and Parent and Merger Sub, on the other hand, shall advise the other, promptly after it receives notice thereof, of (i) any receipt of a request by the SEC or its staff for any amendment or revisions to the Information Statement, any Other Required Company Filing or the Schedule 13e-3, as the case may be; (ii) any receipt of comments from the SEC or its staff on the Information Statement or the Schedule 13e-3, as the case may be; or (iii) any receipt of a request by the SEC or its staff for additional information in connection with the items covered in clauses (i) and (ii) above.

6.4 [Reserved].

6.5 Financing.

(a) No Amendments to Financing Letters. Each of Parent and Merger Sub shall not, without the prior written consent of the Company, agree to, or permit any withdrawal, rescindment, amendment, replacement, supplement or modification to be made to, or any waiver of any provision or remedy pursuant to or consent under, the Financing Letters or the definitive agreements relating to the Financing if such withdrawal, rescindment, amendment, replacement, supplement, modification, consent or waiver would, or would reasonably be expected to, (i) reduce the aggregate amount of the Financing to less than the Required Amount, including by increasing the amount of the fees to be paid at the Closing or the original issue discount of the Debt Financing (unless the Financing is increased by a corresponding amount); (ii) impose new or additional conditions precedent or otherwise expand, amend or modify any of the conditions precedent, in each case, to the availability of the Financing contemplated to be funded at the Closing in a manner that would reasonably be expected to prevent or materially impede or delay the funding of the Financing on the Closing Date; or (iii) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto (it being understood and agreed that, in any event, Parent may amend the Debt Commitment Letter to add lenders, agents, co-agents, arrangers, bookrunners, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement). Parent shall promptly furnish to the Company true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Financing Letters or any definitive agreements relating to the Financing.

(b) Taking of Necessary Actions. Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its, and shall cause its respective Affiliates and Representatives to use their, respective reasonable best efforts to arrange, consummate and obtain the Financing on a timely basis, but in any event no later than the time the Closing is required to occur pursuant to Section 2.3, on the terms and conditions set forth in the Financing Letters, including, using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter in accordance with the terms and subject to the conditions therein; (ii) negotiate, enter into, execute and deliver definitive agreements with respect to the Debt Financing contemplated by the Debt Commitment Letter on a timely basis on terms not less favorable to Parent and Merger Sub (as determined by Parent and Merger Sub in good faith) than the terms and subject only to the conditions set forth in the Debt Commitment Letter and related Fee Letter; (iii) satisfy (and cause its Affiliates to satisfy) on a timely basis all conditions contained in the Debt Commitment Letter and such definitive agreements related thereto and in the Equity Commitment Letter that are applicable to Parent and Merger Sub and within the control of Parent and Merger Sub; and (iv) upon satisfaction of the conditions set forth in the Financing Letters (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), consummate the Financing at or prior to the Closing; (v) comply with its covenants or other obligations applicable to Parent and Merger Sub and within the control of Parent and Merger Sub pursuant to the Financing Letters at or prior to the time the Closing is required to occur pursuant to Section 2.3; and (vi) enforce its rights pursuant to the Financing Letters. Parent and Merger Sub shall pay, or cause to be paid, all commitment or other fees arising pursuant to the Financing Letters as and when they become due.

(c) Information. Upon the request of the Company, Parent shall inform the Company in reasonable detail of the status of its efforts to arrange the Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice in writing upon (i) becoming aware of any material breach or default (or material breach or default threatened in writing) or cancellation, termination or repudiation by any party to the Financing Letters or definitive agreements related to the Financing; (ii) of the receipt by Parent or Merger Sub of any written notice or communication from any Financing Source with respect to any actual or threatened material breach, default, cancellation, termination or repudiation (or written notice or communications from lenders or other sources of Debt Financing to Parent or Merger Sub of any such actual or threatened material breach, default, cancellation, termination or repudiation received by Parent or Merger Sub) by any party to the Financing Letters or any definitive agreements related to the Financing of any provisions of the Financing Letters or such definitive agreements; (iii) if for any reason Parent or Merger Sub at any time reasonably believes that it will not be able to obtain all or any portion of the Financing contemplated to be funded at the Closing. Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in the previous sentence as promptly as reasonably practical after the date that the Company delivers a written request therefor to Parent. Nothing in this Section 6.5(c) shall require Parent or Merger Sub to disclose any information that is subject to the attorney-client or work product privilege or similar privilege or the disclosure of which would result in the breach of any of Parent’s or Merger Sub’s confidentiality obligations set forth in the Debt Commitment Letter.

(d) Alternate Debt Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter and related Fee Letter, Parent and Merger Sub shall promptly notify the Company in writing and use their respective reasonable best efforts to, as promptly as reasonably practicable following the occurrence of such event, (i) arrange and obtain alternative debt financing to the Debt Financing or such portion of the Debt Financing that has become unavailable from the same or alternative sources (A) on terms and conditions not materially less favorable (as determined by Parent in good faith) in the aggregate to Parent and Merger Sub than those contained in the Debt Commitment Letter and related Fee Letter, (B) containing conditions to draw, conditions to Closing and other terms that would not reasonably be expected to delay the Closing or make the Closing less likely to occur, and (C) in an amount at least equal to the Debt Financing contemplated to be funded at the Closing or such unavailable portion thereof, as the case may be (the “Alternate Debt Financing”); and (ii) obtain one or more new financing commitment letters with respect to such Alternate Debt Financing (the “New Debt Commitment Letters”), which new letters will replace the existing Debt Commitment Letters in whole or in part. Parent will promptly provide a copy of any New Debt Commitment Letters (and any fee letter (which may be redacted with respect to the fee amounts and other economic and commercial terms so long as no redaction covers amounts or terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing on the Closing Date) in connection therewith or other agreements related thereto) to the Company. Any reference in this Agreement to (x) the “Financing Letters” or the “Debt Commitment Letter” will be deemed to include the Debt Commitment Letter to the extent not superseded by a New Debt Commitment Letter at the time in question and any New Debt Commitment Letter (and any fee letter in connection therewith or other agreements related thereto) to the extent then in effect, (y) the “Financing Letters” shall refer to such documents as otherwise amended or modified in accordance with the terms of this Agreement, and (z) the “Financing” means the financing contemplated by the Financing Letters as amended or modified in accordance with the terms of this Agreement, in each case, other than with respect to Parent’s and Merger Sub’s representations set forth in Section 4.12(a) with respect to the Debt Commitment Letter and Debt Financing.

(e) No Financing Condition. Parent and Merger Sub shall, and shall cause their respective Affiliates to, refrain from taking, directly or indirectly, any action that could reasonably be expected to result in the failure of any of the conditions contained in the Financing Letters or in any definitive agreement relating to the Financing. Parent and Merger Sub each acknowledge and agree that none of the obtaining of the Financing or any permitted alternative financing, the completion of any issuance of securities contemplated by the Financing or the Company or any of its Subsidiaries having or maintaining any available cash balances is a condition to the Closing, and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any permitted alternative financing, the completion of any such issuance, or the Company or any of its Subsidiaries having or maintaining any available cash balances subject to the applicable conditions set forth in Section 7.1 and Section 7.2. Subject to Section 9.9(b)(ii), if the Financing has not been obtained, Parent and Merger Sub will each continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Article VII, to consummate the Transactions.

6.6 Financing Cooperation.

(a) Cooperation. Following the date of this Agreement and until the Closing, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries and its and their respective officers, employees, accountants and advisors to use their respective reasonable best efforts, to provide Parent with all necessary or customary cooperation as is reasonably requested by Parent to arrange, syndicate and obtain the Debt Financing contemplated by the Debt Commitment Letters, including using reasonable best efforts in:

(i) causing management of the Company to participate in a reasonable number of telephonic meetings, presentations, due diligence sessions and sessions (in each case, upon reasonable request) with rating agencies at times and locations to be mutually agreed;

(ii) providing reasonable and customary assistance to Parent with the preparation of customary rating agency presentations and bank information memoranda required in connection with the Debt Financing;

(iii) providing reasonable and customary assistance to Parent in connection with the preparation of any pledge and security documents and other definitive financing documents and the schedules and exhibits thereto, in each case as may be reasonably requested by Parent, it being understood that such documents will not take effect until the Effective Time;

(iv) furnishing Parent with (a) the Required Financing Information and (b) such other financial and other pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, it being understood that Parent shall (and, for the avoidance of doubt, the Company shall not) be responsible for the preparation of any pro forma financial statements and marketing materials for the Debt Financing (provided that, notwithstanding the foregoing, the Company shall not be obligated to deliver any financial information in a form not customarily prepared by the Company);

(v) providing reasonable and customary assistance in the taking of all corporate and other actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing on the Closing Date; it being understood that no such corporate or other action will take effect prior to the Closing and the directors of the Company will not approve the Financing prior to the Closing Date; and

(vi) at least four (4) Business Days prior to the Closing Date, furnishing Parent with all documentation and other information with respect to the Company and its Subsidiaries required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT ACT and the Beneficial Ownership Regulation (31 C.F.R. § 1010.230) to the extent requested in writing at least nine Business Days prior to the Closing Date.

(b) Obligations of the Company. Nothing in this Section 6.6 will require the Company or any of its Subsidiaries to (i) waive or amend any terms of this Agreement or agree to pay any fees or reimburse any expenses prior to the Effective Time for which it has not received prior reimbursement or is not otherwise indemnified by or on behalf of Parent and Merger Sub; (ii) enter into any definitive agreement the effectiveness of which is not conditioned upon the Closing; (iii) give any indemnities that are effective prior to the Effective Time; (iv) take any action that would unreasonably interfere with the conduct of the business or the Company and its Subsidiaries, (v) cause the Company or any of its Subsidiaries to violate or waive any attorney-client or other applicable privilege or breach any applicable Law or any Contract not entered into for the purpose of evading the obligations under this Section 6.6; or (vi) disclose or provide any information in connection with the Financing, the disclosure of which, in the judgement of the Company, could result in the disclosure of any trade secrets, customer-specific data or competitively sensitive information not otherwise required to be provided under this Agreement or the violation of any confidentiality obligation. In addition, no action, liability or obligation of the Company, any of its Subsidiaries or any of their respective Representatives pursuant to any certificate, agreement, arrangement, document or instrument relating to the Debt Financing (except customary authorization letters and letters with rating agencies), will be effective until the Effective Time, and neither the Company nor any of its Subsidiaries will be required to take any action pursuant to any certificate, agreement, arrangement, document or instrument (except customary authorization letters and letters with rating agencies), that is not contingent on the occurrence of the Closing or that must be effective prior to the Effective Time. Nothing in this Section 6.6 will require the Company, its Subsidiaries or their respective directors, officers or employees to execute, deliver or enter into any definitive agreement with respect to the Debt Financing that is effective prior to the Closing (other than customary authorization letters and letters with respect to ratings agencies). Nothing in this Section 6.6 shall require (A) any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or take any other action under this Section 6.6 that could reasonably be expected to result in personal liability to such officer or Representative; or (B) the Company Board to approve any financing or Contracts related thereto prior to the Effective Time (it being understood and agreed that all such certificates, opinions or resolutions shall be delivered by an officer or board member of the Surviving Corporation immediately after the Effective Time). The Company and its Subsidiaries and Representatives shall not be required to deliver any legal opinions or solvency certificates.

(c) Company Indebtedness.

(i) At least two (2) Business Days prior to the Effective Time, the Company shall have delivered to Parent a customary draft payoff letter in final form and, at least one Business Day prior to the Effective Time, a final payoff letter (the “Payoff Letter”) with respect to the debt outstanding under the Company Credit Agreement to be repaid at the Effective Time, which Payoff Letter shall (A) state the amounts required to pay in full all debt outstanding under the Company Credit Agreement, (B) provide instructions for the payment of such amount, (C) provide for, upon receipt of such amount, the automatic termination and release of all Liens on the assets of the Company and its Subsidiaries securing such debt outstanding under the Company Credit Agreement and any guarantees of such debt and (D) otherwise be in form and substance reasonably satisfactory to Parent.

(ii) At or prior to the Effective Time, Parent shall provide (or cause to be provided) to the Company funds in an amount equal to the amount necessary for the Company to repay and discharge in full all amounts outstanding under the Company Credit Agreement and upon the receipt thereof, concurrently with the Effective Time, the Company shall repay and discharge such Company Indebtedness pursuant to the Payoff Letter.

(d) Use of Logos. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing so long as such logos (i) are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries; and (ii) are used solely in connection with a description of the Company or any of its Subsidiaries, its or their respective businesses and products, or the Merger.

(e) Confidentiality. All non-public or other confidential information provided by the Company, its Subsidiaries or any of their Representatives pursuant to this Agreement shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub will be permitted to disclose such information to any Financing Sources or prospective Financing Sources and other financial institutions and investors that are or may become parties to the Debt Financing and to any underwriters, initial purchasers or placement agents in connection with the Debt Financing (and, in each case, to their respective counsel and auditors) so long as such Persons (i) agree to be bound by the Confidentiality Agreement as if parties thereto; or (ii) are subject to other customary confidentiality undertakings and of which the Company is an express third-party beneficiary.

(f) Reimbursement. Promptly upon request by the Company, Parent shall reimburse the Company for any out-of-pocket costs and expenses (including attorneys’ fees) incurred by the Company, its Subsidiaries or any of its Representatives in connection with the cooperation or obligations of the Company, its Subsidiaries and their Representatives contemplated by this Section 6.6.

(g) Indemnification. The Company, its Subsidiaries and their respective Representatives shall be indemnified and held harmless by Parent and Merger Sub from and against any and all liabilities, losses, damages, claims, costs, expenses (including attorneys’ fees), interest, awards, judgments, penalties and amounts paid in settlement suffered or incurred by them in connection with their cooperation in arranging the Debt Financing pursuant to this Agreement except, in each case, to the extent arising from the willful misconduct, gross negligence or intentional fraud of the Company, its Subsidiaries or their respective Representatives or information provided by or on behalf of the Company and its Subsidiaries for use in connection with the Debt Financing, which information was itself materially misleading, taken as a whole, as and when so provided.

(h) No Exclusive Arrangements. In no event will the Limited Guarantors, Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each investor in Parent or Merger Sub and the financing sources or potential financing sources of Parent, Merger Sub and such investors) enter into any Contract prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt or equity financing from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

6.7 Anti-Takeover Laws. The Company and the Company Board shall (a) take all actions within their power to ensure that no “anti-takeover” statute or similar statute or regulation is or becomes applicable to the Merger; and (b) if any “anti-takeover” statute or similar statute or regulation becomes applicable to the Merger, take all action within their power to ensure that the Merger and the other Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger or the other Transactions.

6.8 Access. At all times during the Interim Period, the Company shall, subject to restrictions or limitations as a result of COVID-19 or any COVID-19 Measures, afford Parent and its Representatives reasonable access, consistent with applicable Law, during normal business hours, upon reasonable advance request, to the properties, books and records and personnel of the Company solely for the purpose of consummating the Transactions (including the Financing), or to the extent necessary for the purpose of planning for integration and transition, except that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law or Contract requires the Company to restrict or otherwise prohibit access to such documents or information or providing access to such documents or information would violate or cause a default pursuant to, or give a third Person the right terminate or accelerate the rights pursuant to, such Contract; (b) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information; (c) access would result in the disclosure of any trade secrets (including source code) of the Company, any of its Subsidiaries or any third Persons; or (d) such documents or information are reasonably pertinent to any adverse Legal Proceeding between the Company and its Affiliates, on the one hand, and Parent and its Affiliates, on the other hand; provided, however, that in the case of each of the foregoing clauses (a) through (d), the Company shall inform Parent of the general nature of the information being withheld and, upon Parent’s request, use its commercially reasonable efforts to allow for any access or disclosure in a manner that does not result in the effects set out in clauses (a) through (d), including by making appropriate substitute arrangements. Nothing in this Section 6.8 shall be construed to require the Company, any of its Subsidiaries or any of their respective Representatives to prepare any reports, analyses, appraisals, opinions or other information. Any investigation conducted pursuant to the access contemplated by this Section 6.8 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by officers, employees and other authorized Representatives of the Company or any of its Subsidiaries of their normal duties or (ii) create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Any access to the properties of the Company and its Subsidiaries will be subject to the Company’s reasonable security measures and insurance requirements and will not include the right to perform invasive or subsurface testing or any sampling, monitoring or analysis of soil, groundwater, building materials, indoor air, or other environmental media. Except as may otherwise be permitted by this Section 6.8 and except in the ordinary course of business and not related to the Transaction, Parent and Merger Sub shall not, and shall cause their respective Representatives not to, contact any employee of the Company or its Subsidiaries not involved in the negotiation of the Transactions, customer, technology or other partner, vendor or supplier of the Company in connection with the Merger or any of the other Transactions, in each case, without the Company’s prior written consent, and Parent and Merger Sub acknowledge and agree that any such contact shall be arranged and supervised by Representatives of the Company. All requests for access pursuant to this Section 6.8 must be directed to the Chief of Staff to the Chief Executive Officer of the Company or other Person designated by the Company.

6.9 Section 16(b) Exemption. Prior to the Effective Time, the Company shall be permitted to take all such actions as may be reasonably necessary or advisable hereto to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) (including the disposition, cancellation, or deemed disposition and cancellation of Company Common Stock, Company RSUs, Company MSUs, Company PSUs or Exchangeable Units) in connection with the Merger by each individual who is a director or executive officer of the Company, to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

6.10 Directors’ and Officers’ Exculpation, Indemnification and Insurance.

(a) Indemnified Persons. The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill, in all respects, the obligations of the Company and its Subsidiaries pursuant to any indemnification agreements between the Company and any of its Subsidiaries or Affiliates (except if expressly waived), on the one hand, and any of their respective current or former directors, officers, employees or agents (and any person who becomes a director, officer, employee or agent of the Company or any of its Subsidiaries prior to the Effective Time), on the other hand (each, together with such Person’s heirs, executors and administrators, an “Indemnified Person” and, collectively, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the Organizational Documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents of the Company and its Subsidiaries, as of the date of this Agreement. During such six (6)-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b) Indemnification Obligation. Without limiting the generality of the provisions of Section 6.10(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, Parent shall (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless, to the fullest extent permitted by applicable Law, and any of its Subsidiaries in effect on the date of this Agreement shall, indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including attorneys’ fees and investigation expenses), judgments, fines, penalties, losses, claims, damages, liabilities and amounts paid in settlement or compromise in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, whenever asserted, to the extent that such Legal Proceeding arises, directly or indirectly, out of or pertains, directly or indirectly, to (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of the Company or such Subsidiary; (ii) any action or omission, or alleged action or omission, in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries, or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan), regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time); and (iii) the Merger, as well as any actions taken by the Company, Parent or Merger Sub with respect thereto (including any disposition of assets of the Surviving Corporation or any of its Subsidiaries that is alleged to have rendered the Surviving Corporation or any of its Subsidiaries insolvent), except that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification pursuant to this Section 6.10(b), then the claim asserted in such notice will survive the sixth (6th) anniversary of the Effective Time until such claim is fully and finally resolved. In the event of any such Legal Proceeding, the Surviving Corporation shall advance all fees and expenses (including fees and expenses of any counsel) as incurred by an Indemnified Person in the defense of such Legal Proceeding. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Corporation nor any of their respective Affiliates shall settle or otherwise compromise or consent to the entry of any judgment with respect to, or otherwise seek the termination of, any Legal Proceeding for which indemnification may be sought by an Indemnified Person pursuant to this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of, or relating to, such Legal Proceeding or such Indemnified Person otherwise consents in writing (such consent not to be unreasonably withheld or delayed) to such settlement, compromise, consent or termination.

(c) D&O Insurance. Parent shall purchase or cause the Surviving Corporation to purchase (and pay in full the aggregate premium for) and maintain in effect from the Effective Time and ending on the sixth (6th) anniversary of the Effective Time a pre-paid “tail” D&O insurance policy of at least the same coverage and amounts and containing terms and conditions that are equivalent to those of the Company’s current directors’ and officers’ liability insurance policies in effect as of immediately prior to the Effective Time (“D&O Insurance”); provided, that the premium for such tail policy shall not exceed 300% of the annual premium amount paid by the Company for coverage for its last full fiscal year (such 300% amount, the “Maximum Annual Premium”). If the annual premiums of such tail policy exceed the Maximum Annual Premium, then the Surviving Corporation shall be obligated to obtain such a six (6)-year pre-paid “tail” D&O insurance policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium from an insurance carrier with the same or better credit rating as the Company’s current D&O Insurance carrier. In satisfaction of the foregoing obligations, prior to the Effective Time the Company may, in consultation with Parent, purchase such prepaid “tail” policy with respect to the D&O Insurance prior to the Effective Time so long as the aggregate cost for such “tail” policy does not exceed the aggregate Maximum Annual Premium. If the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect for a period of no less than six years after the Effective Time and continue to honor its obligations thereunder.

(d) Successors and Assigns. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or Surviving Corporation or entity in such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then proper provisions will be made so that the successors and assigns of Parent, the Surviving Corporation or any of their respective successors or assigns shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.10.

(e) No Impairment. The obligations set forth in this Section 6.10 may not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other Person who is a beneficiary pursuant to the D&O Insurance or the “tail” policy referred to in Section 6.10(c) (and their heirs and representatives), the “Other Indemnified Persons”) without the prior written consent of such affected Indemnified Person or Other Indemnified Person. Each of the Indemnified Persons or Other Indemnified Persons are intended to be third party beneficiaries of this Section 6.10, with full rights of enforcement as if a Party. The rights of the Indemnified Persons and Other Indemnified Persons pursuant to this Section 6.10 will be in addition to, and not in substitution for, any other rights that such Persons may have pursuant to (i) the Organizational Documents of the Company and its Subsidiaries; (ii) any and all indemnification agreements entered into with the Company or any of its Subsidiaries; or (iii) applicable Law (whether at Law or in equity).

(f) Other Claims. Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.10 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

6.11 Employee Matters.

(a) Employment; Benefits. For a period of twelve (12) months following the Effective Time (or, if shorter, the applicable Continuing Employee’s period of employment), Parent shall, or shall cause the Surviving Corporation or one of its Subsidiaries to, maintain for the benefit of each Continuing Employee (i) a base salary or base wage rate, as applicable, and annual target cash incentive opportunity (excluding retention, long-term incentive, change in control or transaction-based) and equity or equity-based incentive opportunities that are, in each case, no less than those in effect for such Continuing Employee immediately before the Effective Time; (ii) severance benefits that are no less favorable than those applicable to such Continuing Employee immediately before the Effective Time and that are set forth in Section 6.11(a) of the Company Disclosure Letter; and (iii) broad-based employee benefits (but excluding severance, retention, change-in-control compensation, equity, equity-based or cash incentive compensation, deferred compensation defined benefit pension, and retiree medical benefits) at levels that are substantially comparable in the aggregate to those in effect for (or available to) such Continuing Employee under the Employee Plans as of the Effective Time.

(b) New Plans. With respect to each benefit or compensation plan, program, or policy that is made available to any Continuing Employee at or after the Effective Time (each such plans, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant to the same extent that such credit was provided under corresponding Employee Plans prior to the Effective Time (including for purposes of vacation accrual, and severance entitlement or termination pay), except to the extent that it would result in duplication of coverage or benefits for the same period of service. In addition, and without limiting the generality of the foregoing, the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Employee Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents; and (iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plans ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) No Third-Party Beneficiary Rights. Notwithstanding anything to the contrary set forth in this Agreement, this Section 6.11 will not be deemed to: (i) guarantee any right to employment, continued employment or any term or condition of employment for any period of time for, or preclude the ability of Parent, the Surviving Corporation or any of their respective Subsidiaries to terminate the employment of any Continuing Employee or any other Person; (ii) establish or amend any Employee Plan, New Plan or any other compensation or benefit plan or arrangement; or (iii) create any third party beneficiary rights in any Continuing Employee (or beneficiary or dependent thereof). The provisions of this Section 6.11 are solely for the benefit of the parties to this Agreement.

(d) Employee Communications. Prior to communicating or distributing any broad-based communications to any Continuing Employees or holders of Company RSUs, Company MSUs, or Company PSUs that relate to the application of the covenants contained in this Section 6.11, or to the treatment of Company RSUs, Company MSUs, or Company PSUs, the Company shall provide such communication to Parent for Parent’s prior review and approval (such approval not to be unreasonably withheld, conditioned, or delayed) and Parent shall have the right to provide reasonable comments to such communications, which will be considered by the Company in good faith. Notwithstanding the foregoing, such communications to any Continuing Employees or holders of Company RSUs, Company MSUs, or Company PSUs that are consistent in all material respects with communications that had previously been approved pursuant to this Section 6.11(d) shall not require Parent’s prior review and approval.

6.12 Public Statements and Disclosure. The initial press release with respect to the execution of this Agreement shall be a joint press release in the form reasonably agreed to by the Parties, and following such initial press release, the Company and Parent shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements (including media interviews and calls with analysts, institutional investors or similar persons) with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice as is feasible); provided that the Company shall not be obligated to engage in such consultation with respect to communications (including communications directed to employees, suppliers, customers, partners, vendors or stockholders) that are consistent with public statements previously made in accordance with this Section 6.12; provided, further, that the restrictions set forth in this Section 6.12 shall not apply to any release or public statement (a) made or proposed to be made by the Company with respect to an Acquisition Proposal, a Superior Proposal or a Company Board Recommendation Change or any action taken pursuant thereto, in each case, in accordance with Section 5.3 or (b) in connection with any dispute between the parties regarding this Agreement or the Merger. Notwithstanding the foregoing, Parent, Merger Sub, the Principal Stockholders and their respective Affiliates may provide ordinary course communications regarding this Agreement and the Transactions to existing or prospective general and limited partners, direct or indirect equityholders, members, investors and Affiliates, in each case, who are subject to customary confidentiality restrictions and post deal descriptions on their respective websites or social media platforms (if applicable) in the ordinary course of business.

6.13 Transaction Litigation. Prior to the Effective Time, the Company will provide Parent with prompt notice of all Transaction Litigation and keep Parent reasonably informed with respect to the status thereof. Prior to the Effective Time, the Company will (a) give Parent the right to participate in (but not control) the defense, settlement or prosecution of any Transaction Litigation; and (b) reasonably consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. The Company may not compromise or settle any Transaction Litigation unless Parent has consented thereto in writing (which consent will not be unreasonably withheld, conditioned or delayed). For purposes of this Section 6.13, “participate” means that the Company shall keep Parent reasonably apprised of the proposed strategy and other significant decisions with respect to any Transaction Litigation (to the extent that the attorney-client privilege is not undermined or otherwise adversely affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent shall not be afforded decision-making power or authority.

6.14 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part pursuant to applicable Law and the rules and regulations of the NYSE to cause (a) the delisting of the Class A Common Stock from the NYSE as promptly as practicable after the Effective Time; and (b) the deregistration of the Class A Common Stock pursuant to the Exchange Act as promptly as practicable after such delisting.

6.15 Additional Agreements. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Company or Merger Sub, then the proper officers and directors of each Party shall use their reasonable best efforts to take such action.

6.16 Parent Vote. Immediately following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall execute and deliver to Merger Sub and the Company a written consent adopting this Agreement in accordance with the DGCL.

6.17 Tax Matters.

(a) Tax Returns. Parent shall prepare and file, or cause to be prepared and filed, all Pass-Through Income Tax Returns of Holdings and its Subsidiaries for a Pre-Closing Tax Period and any Straddle Period (“Pre-Closing Pass-Through Tax Return”) in a manner consistent with past practice, except to the extent otherwise required by applicable Law or this Agreement, provided that such Pass-Through Income Tax Returns shall not be filed without the prior written consent of Severin Topco, LLC (such consent not to be unreasonably withheld, conditioned or delayed). Parent shall provide a draft of any such Pass-Through Income Tax Return to Severin Topco, LLC for its review and comment at least twenty (20) days prior to its due date (taking into account applicable extensions), and shall incorporate any reasonable comments provided by Severin Topco, LLC prior to filing. Prior to the Closing Date, the Company shall not, and shall not permit any of its Subsidiaries to (whether directly or indirectly), file an income Tax Return (including, for the avoidance of doubt, any schedules or attachments thereto) materially inconsistent with past practices of such Person without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Tax Contests. Parent shall promptly forward to Severin Topco, LLC any notice or other documents or communication to or from any Governmental Authority with respect to any claim, audit, examination, proposed adjustment or proceeding relating to any Pass-Through Income Tax Return or any Pass-Through Income Tax for any Pre-Closing Tax Period of Holdings (“Pre-Closing Tax Contest”). Severin Topco, LLC shall have the right to participate in any such Pre-Closing Tax Contest at its own expense, and Parent shall not settle any such Pre-Closing Tax Contest without the prior written consent of Severin Topco, LLC (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Post-Closing Actions. Parent and its Affiliates (including, following the Closing, Holdings), without the consent of Severin Topco, LLC (such consent not to be unreasonably withheld, conditioned or delayed) shall not (i) amend a Pass-Through Income Tax Return for a Pre-Closing Tax Period of Holdings, (ii) extend or waive the applicable statute of limitations with respect to a Pass-Through Income Tax or Pass-Through Income Tax Return of Holdings, (iii) file any ruling or request with any Governmental Authority that relates to a Pass-

Through Income Tax or Pass-Through Income Tax Return of Holdings, (iv) enter into any voluntary disclosure or similar process with any taxing authority regarding any Pass-Through Income Tax or Pass-Through Income Tax Return of Holdings or (v) make any income Tax election with respect to Holdings (except as otherwise provided in Section 6.17(d) below), in each case, that relates to, or is retroactive to, a Pre-Closing Tax Period.

(d) Notwithstanding anything to the contrary in this Agreement, the Parties agree and acknowledge that (i) with respect to any Pre-Closing Pass-Through Tax Return or any Pre-Closing Tax Contest of Holdings or any of its Subsidiaries, at the request of Parent, a “push-out” election under Section 6226 of the Code and the Treasury Regulations thereunder (and any analogous provisions of state or local income tax law) shall be made, and the Parties shall cooperate to cause (including by causing any “partnership representative” or “designated individual” to cooperate to cause) any such election to be made and (ii) an election under Section 754 of the Code (and any analogous provisions of state or local income tax law) shall be in effect or otherwise made with respect to Holdings and any of its Subsidiaries treated as a partnership for U.S. federal income tax purposes for the taxable period including the Transactions.

ARTICLE VII

CONDITIONS TO THE MERGER

7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger are subject to the satisfaction (or waiver by Parent and the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Company Stockholder Approval. The Company’s receipt of the Company Stockholder Approval.

(b) Antitrust Laws. (i) The waiting periods applicable to the Transactions pursuant to the HSR Act will have expired or otherwise been terminated and (ii) the approvals, clearances or expirations of waiting periods set forth in Section 7.1(b) of the Company Disclosure Letter will have occurred or been obtained (as applicable).

(c) No Prohibitive Laws or Injunctions. No Law, injunction or order (whether temporary, preliminary or permanent) by any Governmental Authority of competent jurisdiction prohibiting, enjoining or otherwise making illegal the consummation of the Merger shall have been enacted, entered or promulgated and be continuing in effect.

(d) Information Statement. The Information Statement shall have been mailed to the Company Stockholders in accordance with Section 6.3(b) at least twenty (20) days prior to the Closing Date and the consummation of the Merger shall be permitted by Regulation 14C of the Exchange Act (including Rule 14c-2 promulgated under the Exchange Act).

(e) Exchange. The Change of Control Exchange (as defined in the Holdings LLC Agreement) shall have occurred in accordance with the terms of Section 2.7(d) and become effective as of immediately prior to the Effective Time.

7.2 Conditions to the Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction (or waiver by Parent where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1, Section 3.3(a), Section 3.3(b), Section 3.3(c), Section 3.4, the last sentence of Section 3.7(b), Section 3.7(c), Section 3.7(e), the first sentence of Section 3.8(a), the first two sentences of Section 3.8(b) and Section 3.25 shall be true and correct in all material respects as of the Closing Date as if made at the Closing (in each case except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all material respects only as of such specified date), (ii) the representations and warranties of the Company set forth in Section 3.7(a) and the first three sentences of Section 3.7(b) shall be true and correct in all respects as of the Closing Date as if made at the Closing (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct in all respects only as of such specified date), except for any inaccuracy or combination of inaccuracies in such representations and warranties relative to the total fully-diluted equity capitalization of the Company as of the Closing Date that do not result in an increase in the aggregate consideration otherwise payable by Parent in the Merger by more than a de minimis amount, (iii) the representations and warranties of the Company set forth in Section 3.12(b) shall be true and correct in all respects as of the Closing Date as if made at the Closing, and (iv) the other representations and warranties of the Company set forth in Article III of this Agreement shall be true and correct as of the Closing Date as if made at the Closing (disregarding all qualifications or limitations as to “materiality,” “Company Material Adverse Effect” or words of similar import) (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have complied in all material respects with the covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c) Company Material Adverse Effect. Since the date of this Agreement, no Company Material Adverse Effect shall have occurred that is continuing.

(d) Officer’s Certificate. Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) TRA Amendment. The TRA Amendment shall be in full force and effect in accordance with its terms and otherwise shall not have been amended, repudiated, revoked or withdrawn.

7.3 Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger are subject to the satisfaction (or waiver by the Company where permissible pursuant to applicable Law) at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Parent Material Adverse Effect” or words of similar import) as of the Closing Date as if made at the Closing (except to the extent that any such representation and warranty expressly speaks as of a specific date, in which case such representation and warranty shall be true and correct only as of such specified date), except where the failure of any such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or have a material adverse effect on the ability of Parent or Merger Sub to perform its obligations under this Agreement or to consummate the Transactions (a “Parent Material Adverse Effect”).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub have complied in all material respects with the covenants and obligations of this Agreement required to be performed and complied with by Parent and Merger Sub at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

ARTICLE VIII

TERMINATION

8.1 Termination. This Agreement may be validly terminated only as follows (it being understood and agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a) at any time prior to the Effective Time (whether prior to or after the receipt of the Company Stockholder Approval) by mutual written agreement of Parent and the Company (provided that such termination has been approved by the Special Committee);

(b) by either Parent or the Company (provided that such termination has been approved by the Special Committee), at any time prior to the Effective Time (whether prior to or after the receipt of the Company Stockholder Approval) if (i) any permanent injunction or other final and non-appealable judgment or order issued by any court or other Governmental Authority of competent jurisdiction preventing the consummation of the Merger is in effect that, in each case, prohibits, makes illegal or enjoins the consummation of the Merger and has become final and non-appealable; or (ii) any statute, law or regulation has been enacted, entered or enforced that prohibits or makes illegal the consummation of the Merger;

(c) by either Parent or the Company (provided that such termination has been approved by the Special Committee), at any time prior to the Effective Time (whether prior to or after the receipt of the Company Stockholder Approval) if the Effective Time has not occurred by

11:59 p.m., New York City time, on March 6, 2025 (the “Termination Date”), provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(c) will not be available to a Party (treating Parent and Merger Sub as one party for this purpose) if the failure of the Merger to be consummated prior to the Termination Date was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(d) by either Parent or the Company, at any time prior to the Effective Time if the Company fails to obtain the Company Stockholder Approval within twenty-four (24) hours following the execution of this Agreement;

(e) by Parent, if the Company has breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.2(a) or (b), and such breach is incapable of being cured prior to the Termination Date or, if such breach is capable of being cured prior to the Termination Date, such breach is not cured within the earlier of (i) forty-five (45) days following delivery by Parent to the Company of written notice of such breach, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.1(e) and the basis for such termination and (ii) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e) if it or Merger Sub is then in breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.3(a) or (b);

(f) by Parent, if at any time prior to the Company’s receipt of the Company Stockholder Approval, the Company Board (or a committee thereof) has effected a Company Board Recommendation Change;

(g) by the Company (provided that such termination has been approved by the Special Committee), if Parent or Merger Sub has breached or failed to perform any of its respective representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 7.3(a) or (b), and such breach is incapable of being cured prior to the Termination Date or, if such breach is capable of being cured prior to the third day immediately preceding the Termination Date, such breach is not cured within the earlier of (i) forty-five (45) days following delivery by the Company to Parent of written notice of such breach stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(g) and the basis for such termination and (ii) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if it is then in material breach of any representations, warranties, covenants or other agreements contained in this Agreement that would result in a failure of a condition set forth in Section 7.2(a) or (b);

(h) by the Company (provided that such termination has been approved by the Special Committee), at any time prior to the Company’s receipt of the Company Stockholder Approval, in order to substantially concurrently enter into an Alternative Acquisition Agreement providing for a Superior Proposal; or

(i) by the Company (provided that such termination has been approved by the Special Committee), if (i) all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied or validly waived (other than those conditions that by their terms are to be satisfied at the Closing, so long as such conditions are at the time of termination capable of being satisfied at the Closing), (ii) Parent fails to consummate the Transactions by the date on which Parent is required to consummate the Closing pursuant to Section 2.3, (iii) the Company irrevocably confirms to Parent in writing, following the date on which the Closing is required to occur pursuant to Section 2.3, that it is stands ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.3 have been satisfied or validly waived and (iv) Parent fails to consummate the Closing on or prior to the third Business Day following receipt of such irrevocable written confirmation of the Company referred to in clause (iii).

8.2 Manner and Notice of Termination; Effect of Termination.

(a) Manner of Termination. The Party terminating this Agreement pursuant to Section 8.1 (other than pursuant to Section 8.1(a)) must deliver prompt written notice thereof to the other Parties specifying the provision of Section 8.1 pursuant to which this Agreement is being terminated.

(b) Effect of Termination. Any valid termination of this Agreement pursuant to Section 8.1 will be effective immediately upon the delivery of written notice by the terminating Party to the other Parties (or as specified in the mutual written agreement of Parent and the Company pursuant to Section 8.1(a)). In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement will be of no further force or effect without liability of any Party (or any partner, member, stockholder, director, officer, employee, Affiliate or Representative of such Party) to the other Parties, as applicable, except that Section 6.6(f), Section 6.6(g), Section 6.12, this Section 8.2, Section 8.3 and Article IX will each survive the termination of this Agreement. Notwithstanding the foregoing, except as otherwise provided in Section 8.3(e), nothing in this Agreement will relieve any Party from any liability for fraud or any Willful and Material Breach of this Agreement. In addition to the foregoing, no termination of this Agreement will affect the rights or obligations of any Party pursuant to the Confidentiality Agreement, any applicable clean team or similar arrangement, the Limited Guarantee or the Support and Rollover Agreement, which rights, obligations and agreements will survive the termination of this Agreement in accordance with their respective terms.

8.3 Fees and Expenses.

(a) General. Except as set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Merger shall be paid by the Party incurring such fees and expenses whether or not the Merger is consummated. For the avoidance of doubt, Parent or the Surviving Corporation shall be responsible for all fees and expenses of the Payment Agent. Except as set forth in Section 2.9(e), Parent shall (i) pay or cause to be paid all (A) transfer, stamp and documentary Taxes or fees; and (B) sales, use, gains, real property transfer and other similar Taxes or fees, in each case, arising out of or in connection with entering into this Agreement and the consummation of the Merger, and (ii) prepare and timely file any required Tax Returns with respect to such Taxes or fees.

(b) Company Termination Fee.

(i) If (A) this Agreement is validly terminated pursuant to Section 8.1(c) (provided that, at the Termination Date, all of the conditions set forth in Section 7.1(b) and Section 7.1(c) have been satisfied or are capable of being satisfied and the conditions set forth in Section 7.3(a) and Section 7.3(b) would be satisfied if the date of such termination were the Closing Date), Section 8.1(d) or Section 8.1(e); (B) following the execution and delivery of this Agreement and prior to termination of this Agreement, any Person shall have publicly announced an Acquisition Proposal and not withdrawn or otherwise abandoned such Acquisition Proposal; and (C) within twelve (12) months following such termination of this Agreement, either an Acquisition Transaction is consummated or the Company enters into a definitive agreement providing for the consummation of an Acquisition Transaction and such Acquisition Transaction is subsequently consummated, then the Company shall promptly (and in any event within three (3) Business Days) after such consummation pay, or cause to be paid, to Parent (or its designees) a termination fee of $134,650,000 (the “Company Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent (or its designees). For purposes of this Section 8.3(b)(i), all references to “20%” in the definition of “Acquisition Transaction” will be deemed to be references to “50%.”

(ii) If this Agreement is validly terminated pursuant to Section 8.1(f), then the Company must promptly (and in any event within three (3) Business Days) following such termination pay, or cause to be paid, to Parent (or its designees) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent (or its designees).

(iii) If this Agreement is validly terminated pursuant to Section 8.1(h), then the Company must prior to or substantially concurrently with such termination pay, or cause to be paid, to Parent (or its designees) the Company Termination Fee by wire transfer of immediately available funds to an account or accounts designated in writing by Parent (or its designees).

(c) Parent Termination Fee. If this Agreement is validly terminated (i) by the Company pursuant to Section 8.1(g) or Section 8.1(i) or (ii) by the Company or Parent pursuant to Section 8.1(c) (at a time at which the Company had the right to terminate this Agreement pursuant to Section 8.1(g) or Section 8.1(i)), then Parent shall promptly (and in any event within three (3) Business Days) pay the Company a termination fee of $269,300,000 (the “Parent Termination Fee”) by wire transfer of immediately available funds to an account or accounts designated in writing by the Company.

(d) Single Payment Only. The Parties acknowledge and agree that in no event will the Company be required to pay the Company Termination Fee or Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Company Termination Fee or Parent Termination Fee, as applicable, may be payable pursuant to more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

(e) Sole Remedy.

(i) Notwithstanding anything to the contrary in this Agreement or otherwise, the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) together with any amounts owed in respect thereof under Section 8.3(f), if applicable, the Company’s right to enforce its rights under the Confidentiality Agreement and the Reimbursement Obligations and the Company’s right to specific performance pursuant to, and subject to the limitations of, Section 9.9 will be the sole and exclusive remedies of the Company and its Affiliates and the Company Related Parties against (A) Parent, Merger Sub or the Limited Guarantors; (B) the former, current and future holders of any equity, controlling persons, Affiliates, Representatives, members, directors, officers, employees, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and the Limited Guarantors and any holder of any equity, controlling person, Affiliate, Representative, member, manager, general or limited partner, stockholder and assignee of any of the foregoing (such persons, excluding Parent and Merger Sub, but including the Limited Guarantors, collectively, the “Parent Related Parties”); and (C) the Financing Sources in respect of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Limited Guarantee) and the transactions contemplated hereby and thereby (and other than payment of the Parent Termination Fee by Parent (or the Limited Guarantors under the Limited Guarantee to the extent provided, and subject to the limitations, therein) to the extent owed pursuant to Section 8.3(c), together with any amounts owed under Section 8.3(f), if applicable, and any Reimbursement Obligations), none of Parent, Merger Sub, the Parent Related Parties or the Financing Sources will have any liability or obligation to the Company or its Affiliates or any Company Related Party relating to or arising out of this Agreement, any agreement executed in connection herewith (including the Financing Letters and the Limited Guarantee) or the Transactions (except that the Parties (or their Affiliates, if applicable) will remain obligated with respect to, and the Company and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement) including with respect to any breach of this Agreement by Parent or Merger Sub or failure of Parent or Merger Sub to perform its obligations hereunder. The Parties acknowledge and agree that, while the Company may pursue a grant of specific performance in accordance with, and subject to the limitations of, Section 9.9 and payment of the Parent Termination Fee, in no event shall the Company be entitled to obtain both (x) a grant of specific performance pursuant to Section 9.9 that results in the Closing occurring and (y) payment of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c) in accordance with, and subject to the limitations of, this Section 8.3(e). The Parent Related Parties and the Financing Sources are intended third party beneficiaries of this Section 8.3(e)(i). Notwithstanding anything to the contrary in this Agreement or otherwise, in no event shall Parent, Merger Sub or the Parent Related Parties have liability for any monetary remedy (including monetary damages for fraud or for any Willful and Material Breach or monetary damages in lieu of specific performance or monetary damages pursuant to Section 8.2(b)) other than, solely with respect to the Parent (or the Limited Guarantors under the Limited Guarantee to the extent provided, and subject to the limitations, therein), the payment of the Parent Termination Fee to the extent owed pursuant to Section 8.3(c), plus any Reimbursement Obligations and Enforcement Expenses. Subject to the other limitations of this Section 8.3(e), the Parent Termination Fee, the Reimbursement Obligations and the Enforcement Expenses shall be the maximum aggregate liability (including in the case of fraud or any Willful and Material Breach) of Parent and Merger Sub hereunder (and, without duplication, of the Limited Guarantors under the Limited Guarantee) with respect to any and all claims under or relating to this Agreement and the Transactions.

(ii) Parent’s receipt (or receipt by its designees) of the Company Termination Fee, any Enforcement Expenses to the extent owed pursuant to Section 8.3(f), the ability of the Parent to seek to recover monetary damages from the Company for Willful and Material Breach or Parent’s right to specific performance pursuant to Section 9.9, as applicable, will be the sole and exclusive remedies of Parent and Merger Sub and each of their respective Affiliates and the Parent Related Parties and the Financing Sources against (A) the Company, its Subsidiaries and each of their respective Affiliates; and (B) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and any holder of any equity, controlling person, Affiliate, Representative, member, manager, general or limited partner, stockholder and assignee of any of the foregoing (collectively, the “Company Related Parties”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby, and upon payment of the Company Termination Fee, none of the Company Related Parties will have any further liability or obligation to Parent or Merger Sub or any Parent Related Parties or Financing Sources relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby and thereby (except that the Parties (or their Affiliates) will remain obligated with respect to, and Parent and Merger Sub and its Subsidiaries may be entitled to remedies with respect to, the Confidentiality Agreement, the Support and Rollover Agreement and Section 8.3(a), as applicable). The Parties acknowledge and agree that, while Parent may pursue a grant of specific performance in accordance with Section 9.9 and payment of the Company Termination Fee and the Enforcement Expenses or monetary damages, in no event shall Parent be entitled to obtain (1) both (x) a grant of specific performance pursuant to Section 9.9 that results in the Closing occurring, on the one hand, and (y) the payment of (i) any monetary damages from the Company or (ii) the payment of the Company Termination Fee in accordance with Section 8.3(b), on the other hand, or (2) both payment of any monetary damages in connection with fraud or any Willful and Material Breach, on the one hand, and payment of the Company Termination Fee in accordance with Section 8.3(b), on the other hand. The Company Related Parties are intended third party beneficiaries of this Section 8.3(e)(ii). In no event shall the Company or any of its Subsidiaries have liability for monetary damages (including monetary damages in lieu of specific performance and damages for fraud and Willful and Material Breach pursuant to Section 8.2(b)) in the aggregate in excess of the amount of the Company Termination Fee, plus any Enforcement Expenses. The amount of the Company Termination Fee and the Enforcement Expenses shall be the maximum aggregate liability of the Company and its Subsidiaries hereunder with respect to any and all claims under or relating to this Agreement and the Transactions.

(f) Enforcement Expenses. The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without Section 8.3(b), Parent would not have entered into this Agreement and that, without Section 8.3(c), the Company would not have entered into this Agreement. Accordingly, if the Company or Parent fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Parent, as applicable, shall pay to Parent or the Company, respectively, all reasonable and documented fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses incurred in connection with any action initiated by such Party) (collectively, the

“Enforcement Expenses”); provided, however, that in no event shall either party be obligated to pay more than $2,500,000 in the aggregate under this Section 8.3(f).

ARTICLE IX

GENERAL PROVISIONS

9.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement or in any certificate delivered pursuant to this Agreement will terminate at the Effective Time, except that any covenants that by their terms survive the Effective Time shall survive the Effective Time in accordance with their respective terms.

9.2 Notices. All notices and other communications hereunder must be in writing and will be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid; (ii) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service; or (iii) immediately upon delivery by electronic mail or by hand (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a) if to Parent or Merger Sub to:

c/o Bain Capital Private Equity, LP

200 Clarendon Street

Boston, MA 02116

Attn:   David Humphrey; Max de Groen; Bryan Curran

Email:  **********

    **********

    **********

with a copy (which will not constitute notice) to:

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, MA 02199

Attn:   William Shields; Charles Boer; David Hutchins; Jessica Cooney;

Thomas Holden; Thomas Fraser

Email:  **********

    **********

    **********

    **********

    **********

    **********

(b) if to the Company (prior to the Effective Time) to:

PowerSchool Holdings, Inc.

150 Parkshore Drive

Folsom, CA 95630

Attn:   Michael Bisignano, Chief Legal Officer

Email:  **********

with a copy (which will not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attn:  Daniel Wolf, P.C.

    David M. Klein, P.C.

    Andrew Norwich

Email:  **********

    **********

    **********

with a copy (which will not constitute notice) to:

Freshfields Bruckhaus Deringer US LLP

3 World Trade Center

175 Greenwich Street

New York, NY 10007

Attn: Damien R. Zoubek

   Sanjay Murti

Email: **********

    **********

Any notice received at the addressee’s location on any Business Day after 5:00 p.m., addressee’s local time, or on any day that is not a Business Day will be deemed to have been received at 9:00 a.m., addressee’s local time, on the next Business Day. From time to time, any Party may provide notice to the other Parties of a change in its address or e-mail address through a notice given in accordance with this Section 9.2, except that that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 will not be deemed to have been received until, and will be deemed to have been received upon, the later of the date (A) specified in such notice; or (B) that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

9.3 Amendment, Waiver and Assignment.

(a) Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the Parties at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company (pursuant to authorized action by the Company Board (or a committee thereof)), except that in the event that the Company has received the Company Stockholder Approval, no amendment may be made to this Agreement that requires the approval of the Company Stockholders pursuant to the DGCL without such approval.

(b) Extension; Waiver. At any time and from time to time prior to the Effective Time, Parent and the Company may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Party, as applicable; (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; and (c) subject to the requirements of applicable Law, waive compliance by the other Party with any of the agreements or conditions contained herein applicable to such Party (it being understood that Parent and Merger Sub shall be deemed a single Party solely for purposes of this Section 9.3(b)). Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed by such Party. Any delay in exercising any right pursuant to this Agreement will not constitute a waiver of such right.

(c) Assignment. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder, by operation of Law or otherwise, without the prior written approval of the other Parties except that Parent and Merger Sub will have the right to assign all or any portion of their obligations under this Agreement from and after the Effective Time to any of their respective Affiliates and the indemnification and other rights hereunder of a party may be assigned to any Financing Sources, solely for collateral security purposes effective as of or after the Closing. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. No assignment by any Party will relieve such Party of any of its obligations hereunder. Any purported assignment of this Agreement without the consent required by this Section 9.3 is null and void.

9.4 Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Bain Capital Private Equity, LP and the Company have previously executed the Confidentiality Agreement, that shall continue in full force and effect in accordance with its terms. Each of Parent, Merger Sub and their respective Representatives shall hold and treat all documents and information concerning the Company and its Subsidiaries furnished or made available to Parent, Merger Sub or their respective Representatives in connection with the Merger in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent and Merger Sub agree to be bound by the terms and conditions of the Confidentiality Agreement as if they were parties thereto.

9.5 Special Committee Approval. Notwithstanding anything to the contrary set forth in this Agreement, until the Effective Time, (a) the Company may take the following actions only with the prior approval of, the Special Committee: (i) amending, restating, modifying or otherwise changing any provision of this Agreement, the Equity Commitment Letter, the Support and Rollover Agreements or the Limited Guarantee; (ii) waiving any right under this Agreement, the Equity Commitment Letter, the Support and Rollover Agreements or the Limited Guarantee or extending the time for the performance of any obligation of Parent or Merger Sub hereunder or any other party under the Equity Commitment Letter, the Support and Rollover Agreements or the Limited Guarantee; (iii) terminating this Agreement, the Equity Commitment Letter, the Support and Rollover Agreement or the Limited Guarantee; (iv) taking any action under this Agreement, the Equity Commitment Letters, the Support and Rollover Agreements or the Limited Guarantee that expressly requires the approval of the Special Committee; and (v) agreeing to do any of the foregoing and (b) no decision or determination shall be made, or action taken, by the Company Board under or with respect to this Agreement, the Equity Commitment Letter, the Support and Rollover Agreement or the Limited Guarantee without first obtaining the approval of the Special Committee. In the event the Special Committee ceases to exist or is disbanded, any consents, determinations, actions or other rights or obligations afforded to the Special Committee shall be afforded to a majority of the remaining independent and disinterested members of the Company Board.

9.6 Entire Agreement. This Agreement and the documents and instruments and other agreements among the Parties as contemplated by or referred to herein, including the Confidentiality Agreement, the Support and Rollover Agreements, the Company Disclosure Letter, the Limited Guarantee and the Financing Letters, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. The Confidentiality Agreement will (a) not be superseded; (b) survive any termination of this Agreement; and (c) continue in full force and effect until the earlier to occur of the Effective Time and the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. The Company Disclosure Letter is “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

9.7 Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except (a) as set forth in or as contemplated by Section 6.10, (b) if the Closing occurs, for the right of the holders of Class A Common Stock, Vested Company RSUs, Unvested Company RSUs, Company MSUs and Company PSUs to receive the Per Share Price, the Vested RSU Consideration, the Cash Replacement Company RSU Amount, the Replacement Company MSU Award and the Replacement Company PSU Award, respectively, in each case after the Effective Time and (c) as set forth in or contemplated by Section 8.3(e).

9.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the Parties. The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.9 Remedies.

(a) Remedies Cumulative. Except as otherwise provided herein (including Section 8.3(d) and Section 8.3(e)), any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary in this Agreement or otherwise, although the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee, under no circumstances will the Company be permitted or entitled to receive both a grant of specific performance that results in the occurrence of the Closing and payment of the Parent Termination Fee.

(b) Specific Performance.

(i) Subject to the limitations set forth in this Agreement, the Parties acknowledge and agree that (A) irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions; (B) the Parties will be entitled, in addition to any other remedy to which they are entitled at Law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (C) neither the ability of either Party to recover damages for fraud or any Willful and Material Breach of this Agreement nor the provisions of Section 8.3 are intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (D) the right of specific enforcement is an integral part of the Merger and without that right, neither the Company nor Parent would have entered into this Agreement. The Parties agree not to raise any objections, other than those based on the limitations of a Party’s right to such relief under this Agreement and defenses with respect thereto, to (1) the granting of an injunction, specific performance or other equitable relief to prevent or restrain breaches or threatened breaches of this Agreement by the Company, on the one hand, or Parent and Merger Sub, on the other hand; and (2) the specific performance of the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants, obligations and agreements of Parent and Merger Sub pursuant to this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree, unless and until any such relief is granted, and subject to Section 9.9(a) and Section 8.3(e), that (x) by seeking the remedies provided for in this Section 9.9, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement, and (y) nothing set forth in this Section 9.9 shall require any Party to institute any Legal Proceeding for (or limit any party’s right to institute any Legal Proceeding for) specific performance under this Section 9.9 prior to, or as a condition to, exercising any termination right under Article VIII (and pursuing damages after such termination to the extent permitted hereunder), nor shall the commencement of any Legal Proceeding pursuant to this Section 9.9 or anything set forth in this Section 9.9 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under, and subject to the limitations of, this Agreement that may be available then or thereafter.

(ii) Notwithstanding Section 9.9(b)(i) or anything to the contrary in this Agreement, it is acknowledged and agreed that the Company will only be entitled to an injunction, specific performance or other equitable remedy to cause Parent and Merger Sub to consummate the Closing in the event that (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing); (B) Parent and Merger Sub fail to consummate the Merger on the date the Closing is required to have occurred pursuant to Section 2.3; (C) all of the conditions to the consummation of the Debt Financing provided by the Debt Commitment Letters have been satisfied (other than the receipt of the Equity Financing and the satisfaction of those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) and the full amount of the Debt Financing has been funded or will be funded at the Closing in accordance with the terms of the Debt Commitment Letter if the Equity Financing were funded at the Closing and (D) the Company irrevocably confirms to Parent in writing that it is ready, willing and able to consummate the Closing and that all of the closing conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived.

9.10 Governing Law. This Agreement and all actions, proceedings, causes of action, claims or counterclaims (whether based on contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with the Laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws, including any statutes of limitations, of any jurisdiction other than the State of Delaware.

9.11 Jurisdiction. Each of the Parties (a) irrevocably consents to the service of the summons and complaint and any other process (whether inside or outside the territorial jurisdiction of the Chosen Courts) in any Legal Proceeding relating to the Merger or the Limited Guarantee, for and on behalf of itself or any of its properties or assets, in accordance with Section 9.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 9.11 will affect the right of any Party to serve legal process in any other manner permitted by applicable Law; (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Legal Proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any other state or federal court within the State of Delaware) (the “Chosen Courts”) in the event that any dispute or controversy arises out of this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby; (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (d) agrees that any Legal Proceeding arising in connection with this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby shall be brought, tried and determined only in the Chosen Courts; (e) waives any objection that it may now or hereafter have to the venue of any such Legal Proceeding in the Chosen Courts or that such Legal Proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (f) agrees that it shall not bring any Legal Proceeding relating to this Agreement, the Limited Guarantee or the transactions contemplated hereby or thereby in any court other than the Chosen Courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Legal Proceeding in the Chosen Courts will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

9.12 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE PURSUANT TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT THAT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING (WHETHER FOR BREACH OF CONTRACT, TORTIOUS CONDUCT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER, THE LIMITED GUARANTEE, THE FINANCING LETTERS OR THE FINANCING. EACH PARTY ACKNOWLEDGES AND AGREES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) IT MAKES THIS WAIVER VOLUNTARILY; AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12.

9.13 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (other than the Limited Guarantors solely to the extent and subject to the terms set forth in the Limited Guarantee or Equity Commitment Letter) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. The Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Parent Related Parties and that none of the Parent Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, the Company’s Subsidiaries, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of the Company or its Affiliates) or any of their respective successors, heirs or representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than, in each case, Parent and Merger Sub to the extent provided herein, or the Limited Guarantors pursuant to the Limited Guarantee (to the extent and subject to the terms provided therein). Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), the Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities. Each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby against any of the Company Related Parties and that none of the Company Related Parties shall have any liability or obligations (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise) to Parent, Merger Sub, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of Parent, Merger Sub or their Affiliates) or any of their respective successors, heirs or representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the transactions contemplated hereby or thereby, other than, in each case, (x) the Company to the extent provided herein and (y) each Person who has entered into a Support and Rollover Agreement (to the extent and subject to the terms provided therein, including in respect of the first sentence of this Section 9.13). Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), each of Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities.

9.14 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) only (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding Section or subsection of this Agreement; and (b) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure; provided, however, that only items (if any) disclosed against Section 3.12(b) of the Company Disclosure Letter shall be deemed disclosed with respect to Section 3.12(b).

9.15 Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Any such counterpart, to the extent delivered by fax or .pdf, .tif, .gif, .jpg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original executed counterpart and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party may raise the use of an Electronic Delivery to deliver a signature, or the fact that any signature or agreement or instrument was transmitted or communicated through the use of an Electronic Delivery, as a defense to the formation of a contract, and each Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

9.16 Debt Financing Matters. The parties hereby agree that (a) no Financing Source shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 9.16 shall limit the liability or obligations of the Financing Sources under the Debt Commitment Letter or the Fee Letters), (b) any claim, suit, action or proceeding of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Financing Source arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Financing, the Debt Commitment Letter, the Fee Letters or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the Borough of Manhattan in the City of New York, (c) any interpretation of the Debt Commitment Letter or the Fee Letters will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, (d) no party hereto will bring, permit any of their respective Affiliates to bring, or support anyone else in bringing, any such claim, suit, action or proceeding in any other court, (e) the waiver of rights to trial by jury set forth in Section 9.12 applies to any such claim, suit, action or proceeding, (f) only Parent and Merger Sub (including any of their respective successors and permitted assigns under the Debt Commitment Letter) and the other parties to the Debt Commitment Letter at their own direction shall be permitted to bring any claim against a Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter, (g) no amendment or waiver of this Section 9.16 that is adverse in any material respect to the Financing Sources shall be effective without the prior written consent of the Financing Sources that are party to the Debt Commitment Letter, and (h) the Financing Sources are express and intended third party beneficiaries of this Section 9.16. This Section 9.16 shall, solely with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their respective duly authorized officers as of the date first written above.

BCPE POLYMATH BUYER, INC.

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

BCPE POLYMATH MERGER SUB, INC.

By:	/s/ Valentin Fernandez
Name: Valentin Fernandez
Title: Vice President & Treasurer

POWERSCHOOL HOLDINGS, INC.

By:	/s/ Hardeep Gulati
Name: Hardeep Gulati
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Certificate of Incorporation of the Surviving Corporation

[See attached]

Exhibit B

Form of Support and Rollover Agreement

[See attached]

Exhibit C

Form of Stockholder Consent

[See attached]